United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

1 Overview 4 1.1 Performance highlights 4 1.2 Letter from the Chairman of the Board 5 1.3 Letter from the CEO 6 1.4 Approach to reporting 7 1.5 About Vale 8 1.6 Our participation in capital markets 10 1.7 Our stakeholders 11 1.8 Vale’s strategy: Connecting the present to the future 11 1.9 Our material topics and impacts 14 1.10 Our long-term commitments 17 1.11 Our indices, credit ratings and risk ratings 20 2 Our risk management 22 2.1 Risk factors 23 2.2 Emerging risks 23 2.3 Operational risk management 24 2.4 Dams 25 3 Performance 30 3.1 Our financial performance 30 3.1.1 Selected financial indicators 31 3.1.2 Debt indicators 32 3.1.3 Accounting information 33 3.1.4 Shareholder remuneration 35 3.1.5 Future business prospects 35 3.2 Our sustainability performance 36 3.2.1 Environmental 36 3.2.2 Social 54 3.2.3 Governance 88 4 Additional information 101 4.1 Membership of associations and organizations 101 4.2 Stakeholder engagement 102 4.3 GRI content index 106 4.4 Independent assurance 113 4.5 Disclaimer 115 4.6 Credits 116 Performance highlights 4 Letter from the Chairman of the Board 5 Letter from the CEO 6 Approach to reporting 7 About Vale 8 Our participation in capital markets 10 Our stakeholders 11 Vale’s strategy 11 Our material topics and impacts 14 Our long-term commitments 17 Our indices, credit ratings and risk ratings 20 2025 Annual Report Overview Our risk management Performance Additional information 1 Overview 1.1 Performance highlights Business performance USD 38.4 billion in net sales revenue USD 15.5 billion in adjusted EBITDA, up 4% year over year USD 4.8 billion in recurring free cash flow USD 2.4 billion in net income attributable to shareholders, a 26% increase compared to 2024 USD 7.6 billion in cash, cash equivalents and short-term investments USD 18.8 billion in gross debt and lease liabilities Iron Ore Solutions 336 Mt of iron ore production, the highest level since 2018 314 Mt of iron ore sales, up 2.5% year over year Iron ore C1 cash cost ended 2025 at USD 21.3 per ton Iron ore all-in cost ended 2025 at USD 54.2 per ton USD 13.8 billion in iron ore EBITDA Vale Base Metals 382 kt of copper production, up 9.8% year over year and the highest level since 2018 368 kt of copper sales, up 12.4% year over year 177 kt of nickel production, up 10.8% year over year and the highest level since 2022 173 kt of nickel sales, up 11.3% year over year Copper all-in cost ended 2025 at USD 603 per ton Nickel all-in cost ended 2025 at USD 12,158 per ton USD 3.4 billion in EBITDA for this segment, up 131% year over year Capital allocation USD 4.3 billion in dividends and interest on equity approved for our shareholders for the 2025 fiscal year USD 5.5 billion in investments, including USD 4.4 billion in maintenance CapEx ESG Implementation of the Global Industry Standard on Tailings Management (GISTM) across all our tailings dams 63% of the Upstream Dam Decharacterization Program completed 26 Mt of iron ore produced from circular sources 28% women in our workforce, reaching our goal one year ahead of our commitment1 55% reduction in Total Recordable Injury Frequency Rate (TRIFR) compared to the 2019 baseline year 45% of our voluntary forest goal (recovery and protection) achieved 81% of obligations fulfilled under the Brumadinho Comprehensive Reparation Agreement 60,000 people engaged in initiatives to combat extreme poverty Vale is the largest private investor in culture and sports in Brazil through federal tax incentive laws2 Early voluntary adoption of the international standards issued by the ISSB3 2025 Annual Report Overview Our risk management Performance Additional information 4 1 Compared to the 2021 baseline. Tecnored is not included, as we do not manage the company’s strategy. 2 The list of major sponsors can be viewed here. 3 ISSB: International Sustainability Standards Board. 1.2 Letter from the Chairman of the Board GRI 2-22 Over the past several years, Vale’s Board of Directors has consistently demonstrated diligent and ethical conduct aligned with global best practices, reaffirming its role as the guardian of the Company’s strategy, its approach to safety and its commitment to sustainable value creation. In 2025, the Board focused on Vale’s primary strategic priorities, notably approving major projects and fostering deeper integration with the Executive Committee and key stakeholders, including investors, customers, strategic partners, and local and global authorities. Another highlight was the Board’s increased presence in communities and at our operations, where initiatives were developed to support Vale’s ambition to lead the mining industry in ethical and sustainable value creation. These decisions strengthened the Company’s capabilities and cultural evolution, prioritizing people’s safety and the integrity of our assets while ensuring solid and consistent performance across different market conditions. The Board’s activities and performance The Board maintained a disciplined agenda aligned with its annual work plan and focused on strategic priorities. Discussions addressed matters such as safety and operational stability; dam and risk management; succession planning and evaluation of both the Executive Committee and the Board of Directors; the evolution of organizational culture; and engagement with stakeholders. These efforts reinforced the Board’s role in addressing Vale’s challenges, while maintaining a governance model characterized by a solid structure, transparent communication, sound risk management, disciplined capital management, and strong institutional relationships with stakeholders. In 2025, we conducted a comprehensive onboarding program for members elected during the year and strengthened the Board Members in Action Program, featuring technical visits to operations in Brazil and abroad, including Oman, Japan, China and the United Kingdom. These initiatives broadened our understanding of the Company’s opportunities and challenges and facilitated dialogue with key stakeholders. Participation in global forums—such as COP30, New York Climate Week, and international conferences in China, Japan and Oman—enabled the Board to enhance institutional dialogue, understand regional dynamics and contribute to Vale’s global positioning. Vale’s strategy Supported by its five advisory committees, the Board maintained ongoing oversight of the execution of Vale’s 2030 strategy, centered on a superior portfolio, disciplined operational performance and an unwavering commitment to safety and sustainability. The Board closely monitored the Company’s performance in high-priority areas, including: ▪ Progress in the Iron Ore Solutions business, including major projects such as Vargem Grande and Capanema, as well as the New Carajás Program; ▪ Advances in the Base Metals business, including the expansion of copper production in Carajás and the strategic redesign of the nickel business; ▪ Progress in reparation efforts, with 81% of the commitments made in the Brumadinho reparation process completed and significant advances in compensation, environmental restoration and resettlement in the Mariana reparation process; ▪ Continued strengthening of tailings and dam safety management, including implementation of the GISTM across 100% of tailings dams and fulfillment of the public commitment to eliminate all level 3 emergency structures. Cultural evolution To guide the Company’s cultural progress and clarify the roles of our governance bodies, the Board continued to review fundamental corporate policies in areas such as anti-corruption, related-party transactions, conflict of interest management, climate change, corporate risk management and shareholder remuneration. Through this process, we reaffirmed our commitment to strategic priorities and the management of critical issues. Executive succession and compensation In 2025, the Board’s leadership succession process stood out for its technical rigor and transparency, ensuring a high-quality and secure decision-making process aligned with Vale’s purpose. Key appointments, organizational adjustments and the implementation of additional robust evaluation and development mechanisms were also discussed. Executive compensation remains linked to sustainable value creation, combining financial metrics with environmental, social and governance (ESG) indicators, with a particular focus on safety, decarbonization, reputation and people. Climate The Board actively oversaw the climate agenda, reinforcing the Company’s commitment to emission-reduction targets, climate risk management, alignment with the International Sustainability Standards Board (ISSB) disclosure standards and continued progress on its decarbonization journey. Notable achievements include advances in dam management, full conformance with the GISTM and the removal of all structures classified at emergency level 3. The energy transition remained a strategic opportunity, with progress in Mega Hubs, biofuels, green hydrogen and low-carbon steelmaking initiatives. Innovation Reflecting the Board's view of innovation as a driver of competitiveness, we monitored the evolution of smart operations, including mine and railroad automation, AI-enabled predictive maintenance and safety systems, advanced processing, supply chain digitalization and new industrial models such as briquettes and Mega Hubs, reinforcing the Company’s leadership in innovation. At the end of 2025, the Board was confident that Vale was on a solid path toward continued evolution and the consolidation of global leadership in responsible, efficient, safe and innovative mining. The Board will remain vigilant, independent and committed to guiding the Company as it builds the Vale of tomorrow: a corporation with high standards of corporate governance, recognized by society as a benchmark in safety, the most reliable operator in its category and a people-centered organization, leading value creation in the mining industry through ethical and sustainable practices. 2025 Annual Report Overview Our risk management Performance Additional information 5 1.3 Letter from the CEO GRI 2-22 Being a leader in responsible mining continues to be a priority for Vale and underpins our strategy. Meeting growing global demand for critical minerals requires a mining industry that is more efficient, innovative, responsible and trusted by society. To that end, in 2025 we made major progress in safety, operational stability, innovation and liability management, while strengthening our position in critical minerals. Safety remains our core value, and we remain firmly committed to ensuring an accident-free workplace. We deeply regret the loss of three employees’ lives in our operations during the period and extend our sympathy to their families, friends and colleagues. At the same time, we saw improvements, including a 21% reduction in highpotential recordable injuries (N2 events) and a 29% reduction in process safety events (P1 and P2 events). We continue to build a more reliable and transparent organization, continuously strengthening our risk monitoring, incident prevention and emergency response capabilities to protect our employees, our operations and neighboring communities. We also made progress in asset integrity, reaching 63% completion of the upstream tailings dam decharacterization program. We finished implementing the Global Industry Standard on Tailings Management (GISTM) and ended the year with no structures at emergency level 3, reinforcing our management of critical risks. Our commitment to reparation continues to be carried out with rigor and respect, and it remains central to rebuilding trust and restoring the dignity of the affected communities. We have completed 81% of the commitments established in the Brumadinho comprehensive reparation agreement, and we are on track to fully settle our payment obligations in 2026 and conclude the program in 2031. The Mariana definitive reparation agreement, signed in 2024, accelerated the pace of remediation, and cumulative disbursements have now reached BRL 73 billion (USD 13.1 billion). Of the obligations to perform established under the agreement —including individual compensation, resettlement and environmental restoration—approximately 61% of the total committed amount had been disbursed by the end of 2025. Growing demand for critical minerals requires more efficient operations with a lower environmental impact. In 2025, we accelerated the adoption of autonomous technologies, artificial intelligence and solutions such as briquettes that support lower-emission steelmaking. The volume of iron ore derived from circular solutions doubled compared to the previous year, reaching 26 Mt and contributing to environmental and operational gains. At the same time, our efforts in biodiversity, forest conservation and decarbonization underscore our long-term commitment to protecting natural systems and contributing to global climate goals. We remain committed to regional development, advancing our social ambition, promoting inclusion and pursuing a just transition for the communities where we operate. Within our growth agenda, we made progress in ramping up strategic projects such as Capanema, Vargem Grande, Voisey’s Bay and Onça Puma. We also launched the New Carajás Program, which aims to double copper production and boost the supply of high-quality iron ore. Carajás is one of the world’s most promising regions for critical minerals, including copper and high-grade iron ore. Through this program, we are expanding our investments to advance the development of this important mineral endowment. Decarbonization remains a strategic driver. Regarding Scope 1 emissions, we completed a series of tests using alternative fuels and made decisions to accelerate the adoption of solutions such as biodiesel and other biofuels. In terms of Scope 3 emissions, we are at an advanced stage of industrial validation of briquettes and are progressing in developing Mega Hubs with customers, strengthening partnerships focused on lower-emission steelmaking. Our company produces minerals that are essential to life, today and in the future. To ensure their quality, reliability and lower impact, our guiding principle is simple: invest where we can generate sustainable and lasting value. We entered 2026 focused on positioning Vale to capture structural opportunities arising from growing global demand for critical minerals. With more stable operations, a world-class asset portfolio and a strategic agenda centered on innovation, decarbonization and tailored solutions for customers, we are well prepared to lead the mining of the future and generate sustainable value for our shareholders and society. 2025 Annual Report Overview Our risk management Performance Additional information 6 1.4 Approach to reporting GRI 2-2, 2-3, 2-5, 2-12, 2-14, 2-22 In 2025, we brought together the Company’s financial, social, environmental and governance information into a single document to reflect an integrated view of performance and value creation. This new format features expanded sections on corporate governance, risk management and strategic positioning, as well as detailed institutional information on organizational structure, the value chain, decision-making processes and stakeholder engagement. This report covers the period from January 1 to December 31, 2025, and includes information on the companies over which Vale has operational control and their activities identified in our Form 20-F, except for divested units. The content was prepared based on the 2025 updated materiality assessment and in accordance with the Global Reporting Initiative (GRI) standard. The Company’s business and support areas contributed to data collection and content development, which was reviewed and approved by the Executive Committee under the guidance of the Sustainability Committee. The Board of Directors acknowledges its responsibility for ensuring the integrity of the Annual Report and played a role in defining the guidelines for the preparation and presentation of the document. The Annual Report received independent limited assurance, as detailed in the Limited Assurance Report. Contact For questions, feedback and comments about this publication, please contact us through our Contact Us channel or Service Channel (+55 800 285 7000). Learn more about how we handle requests and our listening channels here. Databook See the ESG Databook attached to this report, which includes content aligned with the GRI, the Metals & Mining Standard of the Sustainability Accounting Standards Board (SASB) and key World Economic Forum metrics, as well as information on the application of the Mining Principles of the ICMM and the assumptions referenced in the Limited Assurance Report. Learn more Vale is the first mining company in the world and the first Brazilian company to voluntarily adopt the ISSB standard to report sustainability-related risks and opportunities. This practice will become mandatory in Brazil from 2027. More information about our results is available in the following documents, available here: ■ Form 20-F, Management Report, Tax Transparency Report, Reference Form, Financial Statements, Sustainability-Related Financial Information Report. Notes: 1 Exchange rate used: amounts converted from Brazilian reais to U.S. dollars in this report were calculated using the annual average exchange rate of BRL 5.588 to USD 1.00, except for financial disclosures and social and environmental expenditures, which were converted using monthly exchange rates. 2 Exceptions to the reporting boundaries are presented in the Reporting Assumptions section of the ESG Databook. 3 This document may include statements that reflect Vale’s current expectations regarding future events or results. All estimates and projections involve various risks and uncertainties. Vale cannot guarantee that such statements will prove accurate. These risks and uncertainties include, among others, factors related to: (a) geotechnical structures such as dams, piles and pits; (b) operations, including health, safety, the environment and operational shutdowns; (c) production planning, including licensing; (e) talent management; (f) strategy; (g) sustainability, including climate change; (h) cybersecurity; (i) financial management; (j) institutional relations and communications, including changes in laws and regulations; (k) compliance; (l) the countries where Vale operates, especially Brazil and Canada; (m) the global economy; (n) capital markets; (o) mineral and metal prices and their dependence on global industrial production, which is cyclical in nature; (p) the high degree of global competition in the markets where Vale operates; (q) mining operations and tailings storage; and (r) estimates of mineral resources and reserves, their exploration and the development of mining facilities, our ability to obtain or renew licenses, and the depletion and exhaustion of mines and mineral reserves and resources. For additional information on factors that may cause results to differ materially from those estimated by Vale, please refer to the reports filed by Vale with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM), particularly the factors discussed in the sections “Estimates and Projections” and “Risk Factors” in Vale’s Annual Report on Form 20-F. 4 On January 25, 2026, two overflows of water and sediment, with no release of mining tailings, were identified in Congonhas and Ouro Preto. They were contained and did not affect the population or nearby communities. Neither situation is related to Vale’s dams in the region, which are monitored 24 hours a day, 7 days a week. 2025 Annual Report Overview Our risk management Performance Additional information 7 1.5 About Vale GRI 2-1, 2-6, 2-22 Vale is a Brazilian publicly traded company (Vale S.A.), founded in 1942 in Itabira, Minas Gerais. Operating in 18 countries and positioned among the world’s largest mining companies, the Company is a leader in highquality iron ore and holds a significant position in copper and nickel—minerals critical to the energy transition. We are made up of approximately 180,000 people, including employees and contractors, united by a single purpose: to improve lives and transform the future. Together. Vale’s common shares (VALE3) are traded on the Novo Mercado, the segment with the highest corporate governance standards on the São Paulo Stock Exchange (known as B3), and on the Madrid Stock Exchange (Latibex1). Our common American Depositary Shares (ADSs), each representing one common share, are traded on the New York Stock Exchange (NYSE). The Company’s business is organized into two operational segments: Iron Ore Solutions, which comprises three divisions for the production and distribution of iron ore, as well as a diversified portfolio of iron ore agglomerates; and Vale Base Metals, which produces non-ferrous minerals, including nickel, copper, cobalt, platinum group metals and other precious metals. This segment is managed by our subsidiary, Vale Base Metals Limited (VBM), and its subsidiaries. We consider our portfolio strategic for the global energy transition. Our premium iron ore reduces emissions in steelmaking, and the nickel and copper we produce support battery and electrification supply chains. We seek to invest continuously in research, innovation, and ESG practices. In 2025, we sought to deepen our partnerships with universities, startups and technology centers, fostering solutions in decarbonization, circularity and operational safety. Key initiatives are detailed in the following pages and illustrated through case studies throughout this report. Together for the energy transition Global demand for critical minerals is projected to remain on a growth trajectory until 2035—with particular emphasis on lithium, rare earths, graphite, copper and high-quality iron ore—signaling an opportunity for Brazil to expand its production and boost its economic development. Aware of its role and responsibility in this context, Vale strives to prioritize the production of high-quality minerals, such as iron, copper and nickel, which are essential for the energy transition and the low-carbon economy. This effort is underpinned by our efforts to implement safe operating practices, environmental management and circular mining to mitigate impacts and capture long-term value. Photo: Breno Pompéu Buffer stockpile, Serra Sul, Canaã dos Carajás, Pará. 2025 Annual Report Overview Our risk management Performance Additional information 8 1 Latibex is a non-regulated electronic market of the Madrid Stock Exchange that enables the trading of Latin American securities. 1.5.1 Where we are located GRI 2-1 In 2025: ■ Iron ore production totaled 336 Mt; production guidance of 335–345 Mt for 2026 ■ Nickel production totaled 177 kt; production guidance of 175–200 kt for 2026 ■ Copper production totaled 382 kt; production guidance of 350–380 kt for 2026 We operate in 18 countries and are engaged in greenfield mineral exploration in five countries. We operate large-scale logistics systems in Brazil and other regions worldwide, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have distribution centers to support the delivery of iron ore products globally. Directly and through affiliates and joint ventures, we also hold investments in energy businesses. We currently operate in two main business segments: Iron Ore Solutions Our Iron Ore Solutions business operates three production and distribution systems in Brazil: ■ Northern System: a fully integrated system composed of three mining complexes (Serra Norte, Serra Sul and Serra Leste), a railroad (Carajás Railroad) and a maritime terminal (Ponta da Madeira);1 ■ Southeastern System: a fully integrated system composed of three mining complexes (Mariana, Itabira and Minas Centrais), a railroad (Vitória–Minas Railroad), a maritime terminal and a port (both located at the Port of Tubarão); ■ Southern System: composed of two mining complexes (Vargem Grande and Paraopeba) and two maritime terminals (Itaguaí and Guaíba Island). We also have a diversified portfolio of agglomerates, including pellets and briquettes. We have eight pelletizing plants in Brazil and two in Oman, as well as two plants in Brazil for briquette production. Vale Base Metals Vale Base Metals business, which includes nickel, copper, cobalt, platinum group metals and other precious metals, is conducted by our subsidiary, Vale Base Metals Limited2 (VBM), and its subsidiaries. We own nickel mines and processing plants in Canada and control and operate nickel refining facilities in the United Kingdom and Japan. We also have nickel operations at Onça Puma in the Brazilian state of Pará, and a minority interest in PT Vale Indonesia Tbk, which operates nickel assets in Indonesia. In Brazil, we produce copper concentrates at the Sossego and Salobo operations in Carajás in the state of Pará. In Canada, we produce copper concentrates and copper cathodes associated with our nickel mining operations in Sudbury (Ontario), and Voisey’s Bay and Long Harbour (Newfoundland and Labrador). 2025 Annual Report Overview Our risk management Performance Additional information 9 1 2 Vale owns 90% of Vale Base Metals, and the remaining 10% has been held by Manara Minerals since April 2024. The ore mined at our nickel operations in Sudbury also yields byproducts including cobalt, platinum group metals, silver and gold. These byproducts are processed at our refining facilities in Port Colborne, Ontario. We produce refined cobalt at our Long Harbour facilities. We also receive payments for the silver and gold contained in the copper concentrates produced at our Salobo operation and for the gold contained in various products at our Sudbury operation. For more information, see the Lines of Business section of our Form 20-F. 1.5.2 Our shareholder structure Vale has been a publicly traded company since 1970 and a corporation without a controlling shareholder (either an individual or a group aligned through a shareholders’ agreement) since 2020. Our capital stock is composed of 4,539,007,568 common shares and 12 special class preferred shares (“golden shares”)1. Only three shareholders directly and individually held positions above 5% of our share capital as of December 31, 2025. 5.95% 8.40% 6.31% 6.30% 73.04% Treasury shares BlackRock Mitsui & Co Previ Others Data as of December 31, 2025 Shareholders with more than 5% of Vale’s capital stock Treasury shares Others The positions of Previ and Mitsui correspond to those verified with the share registrar as of December 31, 2025. BlackRock, Inc.’s position includes, in addition to the information from the share registrar, the positions reported by institutional investors to the SEC through Forms 13G and 13F. Finally, the treasury position comprises the shares held by MBR S.A., Vale Holdings B.V., and Vale S.A. 1.6 Our participation in capital markets Our common shares are traded on the Novo Mercado, the segment with the highest corporate governance standards of the São Paulo Stock Exchannge (ticker: VALE3), and on Latibex2 (ticker: XVALO). Our shares are part of the main B3 indices, including IBOV, IBRA, IBXL, IBXX, IGCT, IGCX, IGNM, IMAT, ITAG, MLCX and ICO2. Banco Bradesco S.A. acts as the transfer agent for our common shares. Our American Depositary Shares (ADSs) are traded on the New York Stock Exchange (ticker: VALE, ADS level 2). JP Morgan Chase N.A. is the depositary for the ADSs. As of December 31, 2025, there were 1,381,479,237 ADSs outstanding, representing 32.4% of our total capital stock. Vale ended 2025 with a market capitalization3 of approximately BRL 307.7 billion. Market information4 2025 2024 Closing price (BRL/share) 71.96 54.55 Average volume – VALE3 (BRL million) 1,334 1,449 Average price – VALE3 (BRL/share) 57.27 62.08 Market capitalization – VALE3 (BRL billion) 307.7 232.9 Book value (BRL/share) 41.62 47.65 VALE3 year-over-year change 31.9% (29.3)% Ibovespa year-over-year change 34.2% (10.4)% 2025 Annual Report Overview Our risk management Performance Additional information 10 1 Each common share and each golden share issued by Vale entitles its holder to one vote at shareholders’ meetings on general matters, preserving the “one share, one vote” rule for such matters. The special rights associated with the golden shares are expressly provided for in the Bylaws and are limited to specific matters. They do not constitute a multiple voting regime or any expansion of voting power in general shareholder votes. These rights include the ability of the Brazilian federal government to separately elect one member and an alternate member to the Fiscal Council—a purely supervisory body with no decision-making powers. Accordingly, this does not represent direct interference in the Company’s decisions. 2 Latibex is a non-regulated electronic market of the Madrid Stock Exchange that enables the trading of Latin American securities. 3 Number of outstanding shares multiplied by the share price. 4 Amounts are shown in BRL as they relate to VALE3 shares. 1.7 Our stakeholders GRI 2-25, 2-29 Vale seeks to maintain continuous dialogue with communities, employees, customers, suppliers, investors, public agencies, civil society organizations, universities and the press, recognizing that engagement with these groups is essential to strengthen corporate governance, align Environmental, Social and Governance (ESG) strategies and build partnerships that drive innovation and the transition to the mining of the future. This dialogue takes place through communication channels and relationship forums, such as periodic meetings, technical chambers, public consultations, human rights due diligence processes and communication programs to ensure that information on material topics circulates in an accessible and reliable manner. Furthermore, training programs, industry events and perception surveys are carried out in an effort to help incorporate the concerns, expectations and suggestions of these audiences are properly incorporated into the Company’s strategies. See the detailed content here. 1.8 Vale’s strategy: Connecting the present to the future GRI 2-22 We are a global leader in mining and, through our strategy, we aim to lead value creation in the sector in an ethical and sustainable manner. In an environment shaped by global trends—such as the energy transition, technological advances, particularly artificial intelligence, and a more volatile geopolitical landscape—we focus on enhancing our iron ore, copper and nickel portfolios and on strengthening our efficient and resilient asset base. We seek to be the world’s largest iron ore producer, and to lead the decarbonization of the steel industry through a competitive all-in cost, strong customer focus and an adaptable portfolio. In copper, we are seeking to accelerate growth and aiming to double production in the coming years. In nickel, despite a challenging backdrop, we seek to preserve our geographical advantage by serving strategic markets, such as the North Atlantic region, while working to make the business more efficient. We consider operational excellence, safety and innovation, among other factors, to be fundamental levers guiding our strategy and actions. We see these levers as essential to transforming opportunities into results and promoting long-term sustainable growth. We are striving for progress in cost and CapEx efficiency and seeking to facilitate stable and competitive operations by reinforcing our preventive culture and achieving industry-leading safety standards. At the same time, we are accelerating the adoption of technologies to reduce environmental impacts and increase productivity, such as through the use of artificial intelligence and circular mining. A superior portfolio We are striving to build a resilient and competitive iron ore portfolio that combines quality and flexibility with the goal of ensuring performance in any market scenario. Doing so enhances the value of our assets, supported by a global supply chain, seeking to facilitate rapid adaptation to changes in demand. Focused on our customers’ needs, we offer tailored technical solutions, aiming to provide a stable and continuous supply. In copper, we seek to accelerate our organic growth, primarily in the Carajás region, leveraging synergies with existing infrastructure and a unique mineral endowment. In line with the Company’s long-term strategic plans, copper production is expected to increase to 700,000 metric tons per year by 2035, supported by a robust pipeline of copper projects in Carajás. These assets stand out for their high grades, favorable and accessible geographical locations and proximity to established infrastructure, including ports and railroads. In nickel, we are prioritizing operational excellence and cost reduction to capture strategic opportunities. To sustain our position, we rely on key business levers: ■ Operational excellence, to promote efficiency and stability ■ Disciplined capital allocation, working to prioritize higher-return projects ■ Agile and responsible licensing, providing predictability ■ Rigorous project execution, reducing risks and accelerating ramp-ups. 2025 Annual Report Overview Our risk management Performance Additional information 11 Cultural evolution Our cultural evolution helps sustain our strategy and ambition. We have built a culture in which safety is a non-negotiable value, ensuring that every decision and operation is guided by the preservation of life. We are aiming to strengthen our safety culture by focusing on prevention and striving to make progress in reducing high-potential injuries and critical events. With our continuous focus on eliminating serious risks, we are evolving toward an increasingly safe environment while recognizing that this is an ongoing journey. By the end of 2025, we had decharacterized approximately 63% of our upstream structures and eno longer had any dams at emergency level 3. Furthermore, have we implemented the Global Industry Standard on Tailings Management (GISTM), which establishes criteria for safety, failure prevention, and the protection of communities and the environment, reaffirming our commitment to responsible practices. Building on this solid foundation, we continue to value people as the engine of transformation, and aim to promote inclusivity and the continuous development of talent. We invest in leadership, training and engagement to build teams prepared for the challenges of a constantly changing sector, fostering a mindset of learning and collaboration. Innovation is an essential part of this journey. We seek to incorporate digital solutions and advanced technologies, such as artificial intelligence and sophisticated control systems, aiming to boost efficiency and operational reliability. We are making progress in circular mining by harnessing waste rock and tailings and maximizing the use of resources, underscoring our commitment to sustainability. Through its five pillars—Smart Operations; Minimally Invasive Mines; Zero Waste Rock, Tailings and Carbon; Value Sharing; and the Workforce of the Future—the Mining of the Future Program works to position us as a leader in safety, efficiency and sustainability. Based on a culture driven by safety, innovation and valuing our people, we are laying the groundwork to evolve responsibly, anticipate trends and accelerate transformations, promoting increasingly safe environments and sustaining our long-term ambition. A trusted partner We recognize the importance of strong relationships with society, communities, public authorities and all our stakeholders, based on transparency and respect. We seek to establish open and transparent dialogue and collaborate directly with our stakeholders, aiming to promote consensus on goals and actions that enhance community empowerment and local socioeconomic development. We are committed to generating positive impacts for people and nature, while continuously seeking to reduce our operational impacts. We work in collaboration with local communities, including Indigenous Peoples and traditional communities, and we support conservation efforts, particularly in the Amazon Rainforest. We are continuously striving to increase transparency to rebuild trust with our stakeholders. We provide information on our performance, our progress toward sustainability goals and efforts to manage and meet the expectations of local communities and regulatory bodies. By fostering a culture of transparency, we intend to strengthen our position as a responsible and trusted partner in the mining industry. Vale’s strategy – Connecting the present to the future 2025 Annual Report Overview Our risk management Performance Additional information 12 1.8.1 Our sustainability strategy GRI 2-12, 2-13, 2-14, 2-22, 2-23, 3-1, 3-2 For Vale, sustainability is both a source of competitive advantage and a way to share value. As a company operating in the natural resources sector, we have a responsibility to operate. We see this approach as essential to creating value for the business, improving lives and maintaining our social license to operate. Our new 2025–2035 strategic framework repositions sustainability as one of Vale’s main business levers, and includes safety, people, innovation, communication and institutional engagement. Our sustainability strategy is built on three pillars Our sustainability strategy reflects this integrated vision, and is structured around three interconnected pillars: 1. Responsible operator We seek to consolidate an efficient and responsible operating model with fewer negative impacts and zero recurrence of critical events in communities. This goal includes raising safety standards and enhancing operational excellence, while strengthening a culture of innovation and technological evolution as the foundations for low-impact mining. 2. Climate and nature We focus on integrated solutions for decarbonization, biodiversity protection and forest restoration. Vale has been striving to improve its management of climate and nature-related risks and expanding its investments in renewable energy and naturebased solutions. This work reinforces the Company’s role in the energy transition and the promotion of social and biological diversity. 3. Society We aim for diligent land management, progress of the Mariana and Brumadinho reparations and the strengthening of community relations. We also support initiatives that address extreme poverty through partnerships with public authorities and effective social investments that are aligned with our corporate strategy. Our new strategic governance model, built on an analysis of internal and external environments, was defined in conjunction with our Corporate Strategy and Finance team to further integrate sustainability into risk management and capital allocation. The intersection of the three strategic pillars translates into eight multi-year workstreams (2025–2035), with specific targets, indicators and initiatives, while also considering our public commitments. The entire process was endorsed by the Board of Directors and the Sustainability Committee. We continue to monitor execution in an integrated, systematic and diligent manner. See Vale’s long-term commitments on the Commitments page. 2025 Annual Report Overview Our risk management Performance Additional information 13 1.9 Our material topics and impacts GRI 2-12, 2-14, 2-25, 3-1, 3-2 We conduct periodic reviews of our material topics, a process that we consider fundamental to enhancing the transparency and quality of our annual reports. This process seeks to contribute to a better understanding of market trends and challenges, as well as the expectations of the Company’s stakeholders, while aiming to ensure alignment with best practices in sustainability reporting. The 2025 materiality review cycle was organized into two main workstreams: document review and stakeholder engagement. The first involved an assessment of the standards applicable to Vale—particularly GRI 14: Mining Sector 2024 and the SASB Metals & Mining Standard (version 2023-12)—as well as sector studies and reports of eight market peers. In the engagement workstream, we consulted employees, community members, suppliers, investors, customers, non-governmental organizations and government bodies. An online questionnaire was designed in a modular structure, allowing respondents to choose the topics of interest to which they wished to contribute. Upon selecting a specific topic, participants were invited to evaluate the impacts, risks and opportunities on a scale of 1 to 5. In addition, individual qualitative engagement sessions enabled us to hear from four Company’s executives, six members of the Board of Directors and 13 external experts. The consolidation of results was undertaken from an impact materiality perspective and incorporated a preliminary view of the risks and opportunities associated with the material topics. Scores on each axis combine the technical document analysis and the ratings assigned by participants for impacts, risks and opportunities. At the conclusion of the process, nine material topics were defined and approved by executive bodies and validated by Vale’s Sustainability Committee1. The main changes compared with the previous materiality review relate to the inclusion of a new material topic (Circular Mining), the regrouping of issues and updates to topic descriptions, reflecting the current context and the interdependence between the aspects covered. The result was consolidated into a matrix, linked to high-priority UN Sustainable Development Goals (SDGs). Based on initial studies, engagement survey data and the consolidated results, it was concluded that Vale’s material topics were identified as follows: Safe operations and dams Circular mining (new) Communities and regions Climate change and decarbonization Biodiversity and ecosystems Environmental management (encompassing water and air emissions) Human rights Governance and integrity People Vale’s 2025 Materiality Matrix 11 topics in the matrix, 9 of which are most material 2025 Annual Report Overview Our risk management Performance Additional information 14 1 The Board of Directors is responsible for defining the guidelines for preparing the Company’s Annual Report, in line with market best practices. This document, as well as the materiality review, is assessed by members of the Company’s senior leadership. Safe operation and dams GRI content and SASB indicators GRI 3-3, 306-3, 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8, 403-9, 403-10 SASB Tailings Storage Facilities Management (EMMM-540a.1, EM-MM-540a.2 and EMMM-540a.3) SASB Waste and Hazardous Materials Management (EM-MM-150a.4, EM-MM-150a.5, EM-MM-150a.6, EM-MM-150a.7, EM-MM-150a.8, EM-MM-150a.9 and EM-MM-150a.10) Workforce Health and Safety (EM-MM-320a.1) Risks Opportunities Potential impacts • Dam failures • Social and environmental impacts • Evacuation of local regions • Technological development to enable alternative tailings storage methods, such as filtration and dry stacking • Reduction in demand for freshwater withdrawal due to the reuse of water obtained from mineral waste filtration • Commercialization of coproducts from the reuse of mineral waste • Environmental damage and harm to people resulting from an accident or dam failure • Harm to physical integrity or loss of life of employees or contractors due to workplace accidents • Contamination of water or soil by heavy metals, such as mercury, cyanide and acid drainage • Adoption of standards higher than legal requirements in dam decommissioning Biodiversity and ecosystems GRI content and SASB indicators GRI 3-3, 101-1, 101-2, 101-4, 101-5, 101-6, 101-7, 101-8 SASB Biodiversity Impacts (EM-MM-160a.1, EM-MM-160a.2 and EM-MM-160a.3) Risks Opportunities Potential impacts • Physical risks: impacts on areas of high biodiversity value • Transition risks: exposure to litigation as a result of new nature-focused regulations • Investment in the restoration and recovery agenda, promoting connections between areas and engagement with communities • Alteration of terrestrial and aquatic ecosystems (due to deforestation, emissions, pollutants, waste and water use) • Biodiversity reduction/loss Communities and regions GRI content and SASB indicators GRI 3-3, 201-1, 203-1, 203-2, 204-1, 411-1, 413-1, 413-2 SASB Community relations (EM-MM-210b.1, EM-MM-210b.2) SASB Security, human rights & rights of indigenous peoples (EM-MM-210a.1, EM-MM-210a.2, EM-MM-210a.3) Risks Opportunities Potential impacts • Social and environmental impacts resulting from operations • Health and safety risks in the communities where we operate • Conflict risks arising from involuntary resettlement and land use • Risks of conflicts with Indigenous Peoples and traditional communities • Maximization of value generation for communities • Direct and indirect generation of jobs and income through the payment of salaries, suppliers and taxes • Promotion of local development through social investment programs • Harm to the health of local communities due to water, air or soil pollution or operational accidents • Pressure on social services and local infrastructure due to the influx of workers • Reduction in jobs (direct or indirect) and income (salaries, supply chain spending or taxes) following the cessation of activities in the region • Conflicts over land use or access to natural resources • Direct and indirect generation of jobs and income through the payment of salaries, suppliers and taxes • Promotion of local development through social investment programs Human rights GRI content and SASB indicators GRI 3-3, 408-1, 409-1, 410-1, 414-1 There is no SASB Standard topic associated with this material topic. Risks Opportunities Potential impacts • Risks of human rights violations within operations and throughout the value chain • Improvements in the independent human rights due diligence process • Advancement in including a human rights lens across all Company processes and decision-making • Promotion of the business and human rights agenda within the mining sector and other industries, as well as in joint ventures and with customers and suppliers • Abuse or harassment of marginalized or vulnerable groups • Human rights violations by Vale’s security personnel in conflict situations with communities • Violations of the rights of Indigenous Peoples or traditional communities (demarcated lands, indigenous culture and education, access to healthcare, free, prior and informed consent) • Situations involving degrading labor (child, forced or slave-like labor) in Vale’s operations or at its suppliers • Situations involving discrimination in Vale’s operations (among employees and/or contractors) or in the Company’s relationships with external stakeholders (suppliers, customers, communities, etc.) Governance and integrity GRI content and SASB indicators GRI 3-3, 201-1, 201-4, 205-1, 205-2, 205-3, 207-1, 207-2, 207-3, 207-4 and 415-1 SASB Business Ethics and Transparency (EM-MM-510a.1, EM-MM-510a.2) Risks Opportunities Potential impacts • Market risks • Operational risks • Legal and tax risks • Mergers, acquisitions and divestments • Abusive and discriminatory practices • Strategic, financial and cyber risks • Changes in laws and regulations • Cultural evolution • Innovation and new technologies • Strengthening of public polices through engagement with government • Increased availability of resources for local government investments from taxes paid by Vale • Pressure on the public agenda to serve private interests • Diversion of public resources due to corruption cases • Reduction in tax revenue resulting from the granting of tax incentives or subsidies 2025 Annual Report Overview Our risk management Performance Additional information 15 Environmental management (Water and Air Emissions) GRI content and SASB indicators GRI 3-3, 303-1, 303-2, 303-3, 303-4, 303-5, 305-7 SASB Air Quality (EM-MM-120a.1), SASB Water Management (EM-MM-140a.1 and EM-MM-140a.2) Risks Opportunities Potential impacts • Water crisis and water scarcity • Failure to meet the 2030 public commitments regarding water and air emissions made by Vale • Noncompliance with environmental legislation or environmental licensing conditions related to water management and air emissions management • Expansion of water monitoring network and search for new technologies • Efficient use of water resources through natural moisture processing • Global strategy for reducing air emissions • Strengthening of integrated approaches to local water resource management through engagement with governments, communities, NGOs and experts • Adoption of best practices for water resource management (innovative effluent treatment technologies, water reuse or recirculation systems, etc.) and air emissions management (filtration technologies, local engagement, etc.) • Pressure on water availability in regions due to operational demands • Air emissions from operations • Deterioration of water quality in regions resulting from effluent discharge • Strengthening of integrated approaches to local water resource management through engagement with governments, communities, NGOs and experts • Strengthening of actions by governments or local organizations to prevent respiratory diseases by sharing data from air quality monitoring stations in the locations influenced by our sites Climate change and decarbonization GRI content and SASB indicators GRI 3-3, 201-2, 302-1, 302-2, 302-3, 305-1, 305-2, 305-3, 305-4, 305-5 SASB Greenhouse Gas Emissions (EM-MM-110a.1, EM-MM-110a.2), SASB Energy Management (EM-MM-130a.1) Risks Opportunities Potential impacts • Exposure to regulations related to GHG emissions, resulting in a potential reduction in market share and increased operating costs • Increase in freight costs due to carbon tax imposed by the International Maritime Organization • Failure to meet the 2030 carbon target regarding Scope 1 and 2 (market-based) emission reductions; and increased scrutiny regarding voluntary commitments and GHG reductions, including but not limited to the reduction of Scope 3 emissions • Intensification of extreme weather conditions, impacting operational areas, the production chain and communities • Increased demand for high-quality, highefficiency products and agglomerates with the potential to reduce GHG emissions • Growing demand for nickel, copper and other metals for the energy transition • Contribution to global warming due to greenhouse gas emissions caused by Vale’s suppliers or customers (transportation companies, steelmakers, etc.) • Contribution to global warming due to greenhouse gas emissions from Vale’s operations • Development of technologies to reduce greenhouse gas emissions, with potential for adoption by other companies People GRI content and SASB indicators GRI 3-3, 202-1, 202-2, 401-1, 402-1, 401-3, 404-1, 404-2, 405-1, 405-2, 406-1, 407-1, 414-1, 414-2 SASB Labour practices (EM-MM-310a.1 e EM-MM-310a.2) Risks Opportunities Potential impacts • Hiring of third-party labor • Succession planning for midand senior-level leadership does not cover 100% of leadership roles • Conflict conditions with unions • Loss of talent to the market • Noncompliance with labor legislation and regulations related to accessibility and inclusion • Access to qualification and professional development opportunities for employees • Training and activation of operational leaders in cultural evolution • Harm to the physical or mental health of employees or contractors in the medium and long term resulting from poor working conditions (harmful substances, harassment, high-pressure environments, etc.) • Situations involving discrimination in Vale’s operations (among employees) or in the Company’s relationships with external stakeholders (suppliers, customers, communities, etc.) • Reduction in jobs due to the implementation of new technologies • Generation of income through the payment of salaries and benefits to employees • Access to qualification and professional development opportunities for employees; limited hiring or career opportunities for people with disabilities in operational areas • Promotion of inclusivity • Inclusion of marginalized groups in the workplace Circular mining GRI content and SASB indicators GRI 3-3 There is no SASB Standard topic associated with this material topic. Risks Opportunities Potential impacts • High generation of tailings and waste rock • Increased demand for areas for mineral waste disposal • Environmental and safety risks associated with dams and stacks • Noncompliance with legislation applicable to mineral waste management • Technological and production chain development through the reuse of mineral waste • Commercialization of coproducts from the reuse of mineral waste • Increased exposure to accidents and failures in structures or applications that utilize tailings and waste rock, if not properly designed, tested and monitored • Possible indirect impacts on traditional activities (agriculture, fishing, resource extraction) if there is a change in environmental quality or the landscape without adequate social participation • Technical performance issues with coproducts, leading to rework, additional costs and contractual disputes when specifications are not fully met • Dependence on specific niche markets for certain coproducts, with a risk of investment loss if demand decreases • Risk of greenwashing perception if circular mining is communicated by highlighting only its benefits, without transparency regarding risks, limitations and controls 2025 Annual Report Overview Our risk management Performance Additional information 16 33% 8.2% 15% 25.3% 100% 100% 100% 5% 1.10 Our long-term commitments GRI 2-23, 2-24 Climate change Base year 2017: 10.5 Mt CO2e Reduce absolute Scope 1 and 2 (marketbased) GHG emissions by 33% by 2030 25.3%1 Base year 2018: 530.5 Mt CO2e2 Reduce net Scope 3 GHG emissions by 15% by 2035 8.2% Achieve net-zero Scope 1 and 2 emissions (market-based) by 2050 25.3% Energy Base year 2017: 83%. Consume 100% renewable electricity in Brazil by 2025 100%3 Base year 2017: 79%. Consume 100% renewable electricity globally by 2030 87.2%4 Base year 2017: 0.294 GJ/tMFe-eq5 Improve global energy efficiency indicator by 5% by 2030 -1.7%6 Forests Base year 2019 Restore and protect 500,000 ha beyond our operational boundaries by 2030 2025: 6,920.57 hectares restored through impact businesses and forest funds To date: 225,457 hectares of protected and restored areas since 2020 (25,364 hectares restored and 200,093 hectares protected) 25,364 200,093 225457 500000 Social ambition Base year 2021 Support 500,000 people in leaving extreme poverty7 In 2025, approximately 60,000 people were engaged in initiatives across six states. Of these, 85% were in Pará and Maranhão 500,000 60,000 Support Indigenous Peoples neighboring Vale’s operations in the development and implementation of their plans to secure the rights set forth in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) In 2025, the Ka’apor people from the Alto Turiaçu Indigenous Land in Maranhão developed their Life Plan, and the Tupiniquim people from the Comboios Indigenous Land in Espírito Santo prepared their Consultation Protocol. During the year, a training course was also launched for members of the Guajajara peoples in Maranhão, who serve as “Forest Guardians and Warriors” in the Rio Pindaré and Caru indigenous lands. Vale also engaged with the recently contacted Awá people of the Awá, Caru, and Alto Turiaçu indigenous lands in Maranhão. This work included the development of methodological guidelines by specialists. As a result, 5 of the 11 indigenous communities with which Vale maintains relationships in Brazil (the Kayapó in Pará, the Guajajara in the Rio Pindaré Indigenous Land, the Guajajara in the Rio Caru Indigenous Land, and the Ka’apor and Tupiniquim in Comboios Indigenous Land) are engaged in defining their plans and fulfilling the Company’s commitment to the rights outlined in the UNDRIP. 5 11 Rank among the top 3 in major external ESG assessments Improvement in scores and ratings in major external assessments (MSCI, Sustainalytics and DJSI). See more in Our Indices, Credit Ratings and Risk Ratings Vale’s commitments Baseline Commitment Status in 2025 (result to date) 2025 Annual Report Overview Our risk management Performance Additional information 17 1 This reduction is primarily due to lower production compared to 2017 and improved operational discipline. The emissions curve is expected to rise as production grows in the coming years. However, this will be offset by technological initiatives to be implemented by 2030. 2 GRI 2-4 Scope 3 emissions were recalculated, starting from the 2018 base year, to reflect new investments incorporated into Category 15 in 2024. Additionally, emissions related to leased vessels under our operational control—which in previous years were accounted for in Scope 3 (Categories 4 and 9)—have been transferred to Scope 1. 3 Purchased electricity consumption is verified by renewable declaration certificates. This target was achieved in 2023, two years ahead of schedule. 4 The percentage of renewable electricity varies year to year based on consumption, the volume of certificates obtained and the electricity generation mix of each country where we operate. 5 The production volumes of Vale’s main products, such as pellets, nickel and copper, are converted into metric tons of iron ore equivalent . 6 The indicator measures total energy consumption per unit of production and accounts for the effects of divestments since the 2017 base year. In 2025, the indicator was 1.7% above the base year, mainly reflecting changes in the production profile and the effects of operational transitions and expansions. These factors were partially offset by technological advances, process standardization and the adoption of digital solutions, which improved operational performance. 7 The international extreme poverty line is defined as USD 2.15 per person per day, according to the World Bank, using 2017 prices. This means that anyone living on less than USD 2.15 per day is in a situation of extreme poverty. 225,457 500,000 Restored 25,364 Protected 200,093 60,000 500,000 5 11 Vale’s commitments Baseline Commitment Status in 2025 (result to date) Air emissions Absolute emission reduction target: Base year 2018 Particulate matter: 4.1 kt Reduce particulate matter emissions by 16% by 2030 Result: Year 2025 Particulate matter: 2.8 kt Compared to the 2018 base year, a 30% reduction in particulate matter emissions was observed in 20251 30% 16 % Base year 2018 54 % Sulfur oxides: 118.1kt Reduce sulfur oxide emissions by 16% by 2030 Result: Year 2025 Sulfur oxides: 34.5 kt Compared to 2018 levels, a 68% reduction in sulfur oxide emissions was observed in 20251 68.000% 16.000 % Base year 2018 16.000 % Nitrogen oxides: 76.7 kt Reduce nitrogen oxide emissions by 10% by 2030 Result: Year 2025 Nitrogen oxides: 52.4 kt Relative to the 2018 base year, there was a 32% reduction in nitrogen oxide emissions in 20251 32% 10% 58 % Water Base year 2017 Reduce cumulative average freshwater specific use by 27% by 2030 (compared to 2017 base year), focusing primarily on regions with the highest water stress In 2025, we achieved a 32% reduction in specific freshwater withdrawal across our operations compared to the 2017 base year2 27% 32 % Inclusivity Base year 2019: Women in the workforce: 13% Increase the share of women in the workforce to 26% by 2025 26% 28 % Base year 2019: Women in senior leadership: 12% Increase the share of women in senior leadership to 26% by 20253 26% 23 % Base year 2021: Black leadership: 28.9% Achieve 40% black representation in leadership positions in Brazil by 20264 40% 45% 2025 Annual Report Overview Our risk management Performance Additional information 18 1 Over the coming years, emissions will continue to be monitored in relation to the expected increase in production, so as to ensure that the established target is met. 2 Over the coming years, the specific use of freshwater will continue to be monitored in relation to the expected increase in production, so as to ensure that the established target is met. 3 Includes positions at director level and above. 4The figure of 45.1% refers to the total number of leadership positions at Vale, in accordance with the current job structure. For the purposes of internal monitoring of the racial target, Vale adopts a methodological approach that disregards the effects of nominal adjustments resulting from the job review (career Y) carried out in 2025 and covers exclusively the Brazilian scope of Iron Ore Solutions, resulting in 39.8%. 32% 32% 68% 30% 28.2 45.1 23.1% 26% 10% 16% 16% 27% 26% 40% Vale’s commitments Baseline Commitment Status in 2025 (result to date) Health and safety Base year 2019: 41 N1 +N2 events recorded Reduce N1+N2 events compared to the previous year-end 2025: 14 Down 66% from 2019. Down 22% from 2024. 2019 2024 (66) % (22) % Base year 2019: 2 fatalities recorded in our operations Reach zero fatalities 2025: There were 3 fatalities in our operations Vale remains committed to its goal of zero fatalities 3 Base year 2023: 169 “Very High” process safety risks Eliminate risks classified as “Very High” for health, safety, the environment and communities There were 10 “Very High” risks at the start of 20261. A 94% reduction compared to 2023 A 37.5% reduction compared to 2024. 1 38 % Base year 2019: 23,000 recorded exposures Reduce the number of exposures to harmful health agents in the workplace by 50% by 2025 2025: We recorded 8,500 exposures, down 63% from the baseline 50% 63 % Dams No tailings dams in critical safety condition (emergency level 3) by 20252 In August 2025, the Forquilha III dam had its emergency level reduced from 3 to 2. Consequently, no dams are now in a critical safety condition (emergency level 3) Implement the GISTM across all tailings storage facilities by August 2025 All (50) tailings storage facilities were in alignment with GISTM by August 2025 Decharacterize all upstream tailings dams in Brazil by 2035 3 63 % ESG Portal The ESG Portal brings together up-to-date information on Vale’s performance across ESG areas. It also provides details on the initiatives mentioned in this report, serving as a transparent data source for all our stakeholders. Click here to access the ESG Portal. 2025 Annual Report Overview Our risk management Performance Additional information 19 1It is important to note that risk management is dynamic, impacted not only by risk reduction but also by the monitoring of protective barriers and the identification of risks arising from new operations and processes implemented in operational areas. Of particular note is the maturity achieved in the management and treatment of “Very High” risks, supported by the diligent establishment and monitoring of treatment and contingency strategies for these risks. 2 Emergency level is a category established by Brazilian legislation (ANM Resolution 95 of 2022) to classify potential risks that could compromise dam safety. 3 Decharacterization is the process of reshaping the terrain of upstream tailings dams and partially or totally removing tailings from the reservoir, functionally reintegrating the structure into the environment so that it no longer serves its primary purpose of tailings containment. 63% 100% 100% 100% No dams in critical condition 0 3 0 50% 63% -66% -22% 2019 2024 -94% -37.5% 2023 2024 2025 2025 1.11 Our indices, credit ratings and risk ratings Photo: Vale Archive Credit Risk Rating In 2025, our credit rating improved due to upgrades by S&P Global from BBB- to BBB and by Fitch Ratings from BBB to BBB+, reflecting advances in risk management, stronger operational oversight and the maintenance of a solid financial structure. Agency 2023 2024 2025 Moody's Baa3 Baa2 Baa2 = Fitch BBB BBB BBB+ p S&P BBB- BBB- BBB p ESG Risk Rating Our ESG journey reflects continuous improvement in our practices, processes and transparency, as evidenced by year over year performance gains across key ESG indices and ratings. We continuously monitor the methodologies adopted by leading ESG rating agencies and sustainability indices, aligning our management approach and processes with industry best practices. This enables us to focus our efforts more effectively, addressing identified ESG gaps, and challenge any inconsistencies in the rating agencies’ evaluations. We were also included in the B3 Carbon Efficient Index (ICO2) for the 2025 cycle, reaffirming our commitment to the transition to a low-carbon economy and to the continuous improvement of our emission management practices. Agency/index 2018 20191 2024 2025 Sustainalytics (the lower the better) 36.5 54.5 31.7 27 q ISS Governance (the lower the better) 8 10 1 1 = ISS Corporate (A+ to D-) NA NA C+ C+ = MSCI (AAA to CCC) B CCC B BB p DJSI (the higher the better) 45 45 40 39 q CDP Water (A to D-) NA B B A- p CDP Climate (A to D-) B B B B = Our progress was further reflected in Vale’s removal from five institutional investor exclusion lists throughout 2025, reinforcing market confidence in the advances we have made in our ESG practices and helping to unlock more than USD 1.8 trillion in assets under management (AuM) since 2020, including approximately USD 700 billion in 2025. 2025 Annual Report Overview Our risk management Performance Additional information 20 1 January 2019: collapse of the B1 dam in Brumadinho, Minas Gerais. Risk factors 23 Emerging risks 23 Operational risk management 24 Dams 25 2025 Annual Report Overview Our risk management Performance Addicional information 2 Our risk management GRI 2-12, 2-16, 2-23 Risk management is a central pillar of Vale’s corporate governance and safety culture. It is essential to strengthening business resilience and protecting lives, assets and reputation. Our risk management governance model aims to promote transparency, accountability and strategic alignment, support the achievement of our objectives, and promote sustainability and value creation for stakeholders. At Vale, we employ the Three Lines of Defense concept to strengthen governance, clearly define roles and responsibilities, and optimize communication flows for effective decision-making. The Board of Directors is responsible for establishing guidelines, monitoring indicators, and aiming to ensure that processes related to risks, internal controls, integrity and compliance are effective. This work is supported by the Audit and Risk Committee, which assesses the evolving risk landscape and promotes integration between risk management and internal auditing, aiming to ensure consistency across planning, monitoring and mitigation activities. Aligned with the Board of Directors’ guidelines, the Executive Committee—composed of the CEO and vice presidents—is responsible for implementing strategic directives, promoting a risk management culture and seeking to provide adequate resources for prevention and mitigation. This work is supported by five Executive Risk Committees that monitor risks within their respective areas of expertise, seeking to provide technical depth and agility in decision-making. These Executive Risk Committees are non-statutory, advisory bodies focused on the following scopes: 1) Operational; 2) Geotechnical; 3) Sustainability and Communication; 4) Strategic, Financial and Cyber; and 5) Compliance and Institutional Relations. Vale also has a Conduct and Integrity Committee, established by the Board of Directors to promote the Ethics & Compliance Program and adherence to the Company’s Code of Conduct. We strive to align our risk management methodology with international best practices, incorporating concepts and guidelines from frameworks such as ISO 31000, ISO 31050 and COSO-ERM, which shape an integrated and preventive approach. Structured around the pillars of People, Processes and Systems, our framework seeks a continuous cycle of risk identification, analysis and response, monitoring, communication and reporting. Each risk, whether operational or non-operational, follows this cycle in line with the Company’s risk governance and risk appetite, aiming to enable the implementation of preventive, mitigatory and effective actions aligned with corporate strategy, the pursuit of higher performance and the preservation of safety. Review of risk management regulatory documents In 2025, we completed a review of the regulatory documents that guide our risk management. In November, the Risk Management Policy (POL 009 G) was revised and approved by the Board of Directors. The Risk Management Standard (NOR 0003 G) was also updated and validated by the Executive Committee, reinforcing the continuous improvement of risk governance. These reviews focused on methodological refinements to make the process clearer, more objective and more accessible. The governance structure remained unchanged, as did the roles assigned to the three lines of defense, senior management and advisory committees. These updates reinforce the model’s consistency and strengthen the application of risk management principles across the organization. The main revisions included the following: • Integrated Risk Map and high-priority topics: optimization of topics, categories and high-priority topics, with a corresponding adjustment to the scope of the Executive Risk Committees • Specialist second line of defense: update of specialist areas, considering process maturity • Reputational severity and probability tables for operational and geotechnical risks: refinement of risk classification criteria • Risk response strategy: text adjustments to provide more assertive guidance measures required to reduce risk levels. Through these enhancements we have achieved a more robust and accessible methodology, seeking to align with market practices and Vale’s strategy, reaffirming our commitment to the continuous evolution of our risk management. 2025 Annual Report Overview Our risk management Performance Additional information 22 2.1 Risk factors Our businesses, operations and performance are subject to various risks and uncertainties that could affect the achievement of our objectives, as well as our reputation, financial situation and operating results. Key risks identified by the Company include those related to: ■ geotechnical structures such as dams, piles and pits ■ operations: including process safety, occupational health and safety, and environment ■ production: including licenses, concessions, resources, reserves and mineral rights ■ cybersecurity ■ strategy ■ financial management ■ people: including culture and talent management ■ sustainability and communication: including climate change, communities and human rights ■ compliance and institutional relations: including legislative and regulatory changes. 2.2 Emerging risks With a focus on more predictive risk analysis, Vale has adopted a practice of identifying and managing not only the risks we face today (current risks) but also those we may potentially face in the future (emerging risks1). Seeking to manage emerging risks helps us anticipate potential risk scenarios and remain responsive to the need to adapt our strategy to changes in the external environment. Emerging risk management is an established process at Vale and plays a fundamental role in anticipating threats and strengthening business resilience. In 2025, we conducted two semi-annual cycles in multidisciplinary forums, based on benchmarking, analysis of specialized reports and alignment with the Company’s strategic planning. This structured process follows four main stages: identifying potential risks, reviewing the emerging risks watchlist, monitoring records and indicators (key risk indicators), and periodic reporting to senior management. The following are two examples of emerging risks on the watchlist: ■ Sustainability: Market risk associated with climate change The increasing frequency and intensity of extreme events, as well as changes in climate patterns associated with climate change, may potentially impact the Company’s production plans, its assets and the regions where it operates. These events, whether chronic or acute, may result in operational losses, repair expenses and investments in our climate adaptation plan. The Company works from the very short to the long term to identify, prioritize and implement actions aimed at promoting the safety and continuity of its operations. However, the occurrence of extreme events may generate financial, operational and reputational impacts on society and investors. ■ Cyber: Uncertainty regarding the scope and impact of threats associated with artificial intelligence on business and strategic decision-making The advancement of artificial intelligence poses significant risks to Vale’s reputation, operations and decision-making. The evolution of AI tools increases the potential for operational failures if they are poorly developed. In addition, inappropriate internal use of these technologies could lead to unexpected outcomes and misguided strategic decisions by leadership. 2025 Annual Report Overview Our risk management Performance Additional information 23 1 Emerging risks are those that are poorly understood or involve new conditions, with the potential to materialize within five years and have a high degree of uncertainty regarding trend, severity and probability. They are frequently influenced by external factors. 2.3 Operational risk management Our process safety management model is based on the Center for Chemical Process Safety’s Risk-Based Process Safety (RBPS) approach, which was adopted following the Brumadinho event. This catastrophic incident led to an intensive review of risk management within Vale and the industry as a whole, regarding the need to strengthen process safety management. Since then, the Company has prioritized the implementation and continued enhancement of elements from the management model adopted as a reference, most notably hazard identification and risk analysis, management of change, operational readiness, emergency management and accident investigation. The increasing maturity of this risk-based process safety management model has supported Vale’s strategic objectives, resulting in a significant reduction in the number of high-severity process events over recent years. 2025 was marked by the consolidation of structural advances in operational risk management. We maintained our trajectory of continuous reduction in process safety events (P events1), surpassing the target set for the year. This performance reflects the strengthening of our safety culture and the growing maturity of our risk and process safety management. We also advanced in the management of critical controls. In 2025, the benchmark for the indicator measuring the effectiveness of critical controls for operational and nonoperational risks was raised from 90% to 100%, reinforcing our commitment to safety. The new benchmark requires that critical controls function effectively; should any critical control fail, it should be quickly analyzed and addressed through management processes. We progressed in the second global cycle of the Hazard Identification and Risk Assessment (HIRA) program, covering five operational sites in 2025. In addition to impacts on people’s safety and the environment—already assessed in the first cycle—the second cycle incorporated scenarios involving significant operational disruptions that could result in financial losses. A milestone in the HIRA process in 2025 was the insourcing of the team responsible for risk analysis, which is now composed of professionals from Vale’s operations. This change aims to improve technical quality and standardize methodologies, while enabling greater retention of knowledge regarding the Company’s assets and processes. In the area of process risk analysis, we also expanded our training program to include online and in-person sessions on risk analysis methodologies (What-If, Preliminary Hazard Analysis, HAZOP and LOPA), as well as the training of risk analysis facilitators in the Preliminary Hazard Analysis and HAZOP methodologies. We have made significant progress in implementing and maturing process safety elements such as Management of Change (MoC), Pre-Startup Safety Reviews (PSSR) and Hazardous Product Management, through the dissemination of concepts and the use of these tools. P1+P2 events at Vale2 142 79 56 10 19 9 132 60 47 P1 P2 2023 2024 2025 At Vale, P1 and P2 events are part of the classification of occurrences within the operational process safety dimension. Both are considered high-potential events, denoting situations with significant risk due to actual or potential severity. P1 (Priority 1): event with the highest potential severity, often associated with the release of hazardous energy or materials, involving a critical risk of fatality, severe environmental impact or life-altering consequences. Such events require immediate attention and urgent response measures, including the completion of specific alert reports, and trigger notifications to corporate management and mitigation areas. P2 (Priority 2): an event that also has high potential, but with somewhat less severe consequences than a P1. It still represents an operational risk and may generate serious impacts that require investigation and robust corrective actions. Both P1 and P2 events are part of Vale’s structured system for managing safety, health, the environment and communities (known by its Portuguese initials, SSMAC). These events require formal investigations, implementation of action plans and completion of reports, in addition to the entry of corporate indicators into systems such as SAP. 2025 Annual Report Overview Our risk management Performance Additional information 24 1 P events are operational process safety events that result in an unplanned or uncontrolled release of energy or hazardous material, involving equipment or operating assets, which may impact the environment, people, the community or company property. 2 Comparatively, P1 events have more severe consequences than P2 events. GRI 2-4 The P1+P2 event data includes Vale Base Metals. Differences between the total number of P1+P2 events previously reported may result from the standard investigation process, as analysis of the available information becomes more detailed. All events are thoroughly analyzed, and those occurring closer to the end of the period may have their classification adjusted as the investigation progresses. This refinement is essential to strengthen risk management, guide the proper prioritization of actions and support decision-making by operational teams. 2.4 Dams GRI 3-3 Dam management remains a strategic and material priority for Vale, reflecting our commitment to safety, governance and transparency. In 2025, we advanced on several fronts, including the decharacterization of dams, the implementation of additional monitoring practices and the adoption of innovative technologies. The two dam management-related commitments established for the year were fully met: no upstream tailings dam in a critical safety condition (emergency level 3) and implementation of the GISTM at all tailings storage facilities.1 Dam decharacterization In 2025, Vale made significant progress in its Dam Decharacterization Program, highlighted by the completion of decharacterization works at the Grupo dam in Ouro Preto, Minas Gerais, and at the Campo Grande dam in Mariana, also in Minas Gerais. This brought the total number of structures with decharacterization works concluded to 19, representing approximately 63% of the 30 structures planned for completion by 2035. Investment in the program has already exceeded USD 2.5 billion since 2019, based on a rigorous and detailed approach aimed at promoting safety and compliance with regulations. We maintain our public commitment to decharacterizing upstream structures as part of our safety and sustainability program. In 2025, we reached zero tailings dams classified at emergency level 3. ~USD 4,6 billion (~USD 2.5 billion disbursed) Cash disbursements for dam decharacterization (USD billion) 2019 to 2025 2026 2027 2028 Annual average, 2029-2035 Decharacterization 2.5 0.4 0.5 0.4 0.2 2025 Annual Report Overview Our risk management Performance Additional information 25 1 Tailings storage facilities are structures that include dams, drained stacks and dikes. 2 Emergency level is a category established under Brazilian legislation (ANM Resolution 95 of 2022) to classify potential risks that could compromise dam safety. Dams include geotechnical structures dedicated to mining processes. 3 Considering the highest number of structures at an emergency level, in 2020. 4 Projected estimate for the period from January 1 to December 31, 2026. Upstream dam decharacterization program 30 11 19 8 3 Total program 2019-2025 Remaining structures to be decharacterized 2026-2027 2028+ Dams at emergency level² 35 9 5 24 5 1 7 4 4 4 Level 3 Level 2 Level 1 2020³ 2025 2026 (estimated)⁴ Reduction in emergency level The reduction of dam emergency levels is the result of years of work focused on implementing preventive and corrective measures. In 2025, we reached another important milestone when the emergency level of the Forquilha III dam in Ouro Preto, Minas Gerais, was reduced from level 3 to 2. As a result, the Company no longer has any dams at emergency level 3—the most critical level—thereby fulfilling our public commitment to have no dams at emergency level 3 by 2025. These advances were made possible by investments in detailed geotechnical investigations and, where necessary, structural reinforcements and/or decharacterization works, always prioritizing the safety of surrounding communities and the environment. Among the emergency level reductions in 2025, the reduction of the Forquilha III dam from level 3 to 2 stands out, fulfilling our public commitment. Dam management Vale aims to conduct its dam management in a dynamic and integrated manner, supported by a continuous monitoring system. In recent years, we have stepped up investments to raise the safety standards of our structures and protect neighboring communities. We established three geotechnical monitoring centers, which operate 24 hours a day, seven days a week, ensuring permanent oversight of our dams. We have also expanded the use of unmanned equipment in higher-risk areas, developed artificial intelligence projects, and strengthened research, development and innovation initiatives. In addition, we have formed strategic partnerships with universities and research centers and modernized Vale’s Geotechnics Laboratory, reinforcing our leadership in safety and technology. In line with our commitment, we have implemented the GISTM at all the tailings storage facilities in our portfolio, comprising 37 Iron Ore Solutions units in Brazil and 13 Vale Base Metals units (11 in Canada and two in Brazil). The Company continues to perform technical audits and team training, aiming to promote ongoing compliance and continuous improvement across all operations. We have invested in new ways of operating, adopting practices aimed at promoting greater sustainability in our operations and reducing reliance on dams. These include the construction of tailings filtration plants, investment in natural moisture-based processing, reuse of tailings and waste rock, development of coproducts and decharacterization of upstream dams. Currently, 81%1 of our iron ore production does not depend on the use of dams. 196 mining dams2 worldwide, comprising: 2 129 in Brazil (107 managed by Vale and 22 by Vale Base Metals) 67 in Canada (managed by Vale Base Metals) Our tailings governance approach adopts multiple layers of protection, enhancing our ability to prevent accidents: 1st line of defense 2nd line of defense 3rd line of defense • Operational Geotechnical Area • Geotechnical Department • Audit and Compliance Department (Internal Audit and Whistleblower Channel) External sentinels • Engineer of Record: dam safety inspections and performance evaluations • Independent Tailings Review Board (ITRB): committee composed of external experts • Dam Safety Review: periodic technical reviews conducted by external engineering firms 2025 Annual Report Overview Our risk management Performance Additional information 26 1 The figure takes into account processing of natural moisture and the use of pits and piles. 2 Of this total, 50 are tailings dams. The others are water or sediment dams, with 37 in the Iron Ore Solutions business and 13 in the Base Metals business. Mining Dam Emergency Action Plans: Vale and communities working together to promote safety The safety of communities living near Vale’s dams remains a priority. Mining Dam Emergency Action Plans are in place for all Vale dams in Brazil that are subject to applicable legal requirements, in compliance with national and state dam safety policies. In 2025, all dams classified as High Potential Damage received positive Declarations of Conformity and Operational Status, demonstrating Vale’s alignment with the highest safety standards. Community engagement is an essential component of Mining Dam Emergency Action Plans. Vale conducts awareness initiatives, training sessions and periodic drills to assist residents with knowing how to respond in the event of an emergency. In 2025, the Company continued the Civil Defense in Schools project, launched in 2024, which became the foundation for the Minas Gerais State Education Plan for Protection and Civil Defense. Vale also supported the creation of new Protection and Civil Defense Centers in municipalities affected by dams, including Itabirito, Sabará and Santa Luzia in Minas Gerais. Mining Dam Emergency Action Plan highlights in 2025 32,148 people participated in initiatives linked to Mining Dam Emergency Action Plans 23 municipalities were impacted within Self-Rescue Zones 51 community visits to dams and 403 events held 63,797 buildings were visited to mobilize residents to participate in prevention initiatives 175 activities were conducted in schools, with 7,830 participants, including students and teachers Photo: Gustavo Baxter Emergency drill in the community of Bela Vista in Itabira, Minas Gerais. 2025 Annual Report Overview Our risk management Performance Additional information 27 Case study: Civil Defense in Schools: Pilot project supported by Vale paved the way for Minas Gerais State Education Plan for Protection and Civil Defense Promoting a culture of prevention and self-protection in the school environment is an essential strategy for strengthening community resilience in the face of risks and emergencies. In Minas Gerais, this agenda gained momentum with the formal creation of the Civil Defense in Schools Program, supported by Law 24,315 of 2023, which mandates the promotion of protection and civil defense activities in the state's government schools, in coordination with the Minas Gerais State Civil Defense Coordination Office and the education system. In 2024, Vale supported Civil Defense in Schools pilot schemes in municipalities located within Self-Rescue Zones, in partnership with the State Civil Defense Coordination Office. The initiative was designed to test, under real conditions, self-protection content and methodologies within the daily school environment. Lessons learned from these pilots contributed to the consolidation and expansion of the State Education Plan for Protection and Civil Defense, which organizes self-protection education at the state level. Pilot activities were carried out in Nova Lima and Rio Piracicaba, focusing on sixth-grade students. With Vale’s support, thematic workshops, practical activities and evacuation drills were conducted, linking learning and preparedness. Classroom experience and simulation exercises enabled the assessment of student and educator engagement, understanding of protocols and the suitability of language and dynamics for the school audience. These elements were essential to refining the materials and increasing their applicability across different local contexts. Based on field evidence, the educational content was reviewed and improved, becoming better aligned with diverse contexts and strengthening the program’s teaching methodology. This process enabled the transition of Civil Defense in Schools from a pilot initiative to a program incorporated into the State Education Plan for Protection and Civil Defense, as part of the State Self-Protection in Schools Program. The plan provides for network-wide replication and the training of multipliers in municipalities, together with the designation of education and civil defense professionals to support implementation and integration of the topic into the school environment. The plan’s educational approach prioritizes engaging, participatory and contextualized learning, combining theoretical foundations with practical activities, such as drills, workshops and applied exercises, while allowing flexibility to adapt to local conditions. Content is aligned with core curriculum guidelines and crosscutting themes in basic education, reinforcing the integration of a culture of prevention into everyday school life. To promote consistency and scalability, the plan includes structured training pathways—including online formats—aimed at preparing educators and civil defense personnel as multipliers. The State Education Plan for Protection and Civil Defense sets the ambition of universalizing selfprotection education in Minas Gerais, covering 23,579 schools across the state. Governance is supported by an interinstitutional Steering Committee responsible for validating content, monitoring implementation and coordinating stakeholders. Execution of the state program began in August 2025, with launch activities, training and phased expansion across municipalities, consolidating a public policy focused on prevention, risk reduction and strengthening a culture of selfprotection starting at school. Photo: Larissa Rios Preparation for an evacuation drill at Ademir de Souza Municipal School in Itabira, Minas Gerais, in partnership with the local civil defense authority and fire department. 2025 Annual Report Overview Our risk management Performance Additional information 28 Our financial performance 30 Selected financial indicators 31 Debt indicators 32 Accounting information 33 Shareholder remuneration 35 Future business prospects 35 Our sustainability performance 36 Environmental 36 Social 54 Governance 88 2025 Annual Report Overview Our risk management Performance Additional information 3 Performance 3.1 Our financial performance In 2025, we focused our efforts on improving our financial and operational indicators. We achieved the results we had anticipated, with greater asset reliability and increased production. The year ended with solid performance across key metrics: ■ Net sales revenue totaled USD 38.4 billion, a 1% increase compared to 2024. Costs and expenses (excluding Brumadinho and dam decharacterization)1 amounted to USD 27.5 billion, up 1% from 2024 ■ Adjusted EBITDA was USD 15.5 billion, a 4% increase, driven primarily by stronger benchmark prices for copper and byproducts, as well as higher sales volumes for iron ore and copper ■ USD 5.5 billion was invested in growth and maintenance ■ Recurring free cash flow totaled USD 4.8 billion in 2025, up 26% from 2024 ■ Vale distributed USD 4.3 billion in boardapproved dividends and interest on equity to its shareholders for fiscal year 2025 ■ Vale ended the year with expanded net debt of USD 15.6 billion, including reparation-related obligations. Iron Ore Solutions Adjusted EBITDA for the Iron Ore Solutions segment totaled USD 13.8 billion, reflecting a strong operational performance, with higher production and sales volumes, which partially offset a less favorable pricing environment year over year. Iron ore production reached 336 Mt, the highest level since 2018, representing 2.6% year over year growth. Sales totaled 314 Mt (up 2.5% year over year), in line with the expansion in production and reflecting the Company’s delivery capacity and operational reliability. In a more challenging market environment, Vale maintained competitive realized prices and continued to capture value through its portfolio, with an average iron ore fines price of USD 91.6/t and a weighted average all-in premium of USD 1.5/t. Cost discipline remained a major highlight, with a 2.3% reduction in C1 cash cost (excluding third-party purchases), to USD 21.3/t, marking the second consecutive year of decline and demonstrating consistent gains across the value chain. The New Carajás Program continued to advance steadily, as operating licenses were granted for the Serra Sul +20 Mtpa project and the Serra Leste expansion, which will add 10 Mtpa of capacity, reinforcing our foundation for sustainable growth in iron ore production. Strategic projects continued to progress as planned, marked by the first shipment from the Capanema project, which will add 15 Mtpa of net capacity. Rampup is expected in the first half of 2026, supporting the delivery of our 2025 and 2026 production guidance. We made progress in commissioning the Vargem Grande project, which will also add 15 Mtpa of net iron ore production capacity, as well as improving quality and increasing flexibility across our operations and product portfolio. The project’s ramp-up is expected in the second half of 2026. We reinforced our portfolio flexibility strategy by scaling up the supply of blended and concentrated products, including through the launch of the Carajás Medium Grade product and increased PFC1 volumes. Advancing in sustainability and energy efficiency, we successfully formed the Aliança Energia joint venture, receiving USD 1 billion from the sale of a 70% stake to GIP. This ensures continued access to renewable energy at competitive costs in Brazil while maintaining a 30% equity interest in the entity. Vale Base Metals 2025 was a year of strong operational and financial performance for this business unit. Net revenue reached USD 8.2 billion, up 28.2% year over year, driven by a more favorable price environment for copper and precious metals, as well as consistent growth in copper and nickel production. 2025 Annual Report Overview Our risk management Performance Additional information 30 Copper production totaled 382 kt (up 9.8% year over year), the highest level since 2018, reflecting record output at Salobo and solid operational performance at Sossego and in our polymetallic assets in Canada. Nickel production amounted to 177 kt (up 10.8% year over year), the highest level since 2022, boosted by the successful commissioning of the second furnace at Onça Puma and progress in the ramp-up of the Voisey’s Bay underground mines. Production growth was directly reflected in sales, with copper and nickel volumes increasing 12.4% and 11.3% year over year, respectively, totaling 368 kt of copper and 173 kt of nickel. The average realized copper price was USD 9,763/t, up 10.8% year over year, while nickel averaged USD 15,555/ t, reflecting more competitive market conditions during the period. The Company made consistent progress in operational efficiency, reducing all-in cost guidance for copper and nickel throughout 2025 and reaching the projected year-end levels of USD 603/t for copper and USD 12,158/ t for nickel. As a result of the combination of volume growth, cost discipline and a favorable price environment, adjusted EBITDA reached USD 3.4 billion, representing a significant increase of 131% compared to 2024. Regarding future growth, the Bacaba project, part of the New Carajás Program, obtained its installation license to begin construction. The objective is to extend the life of the Sossego Mining Complex and produce an average of approximately 50 ktpa of copper over eight years, with start-up expected in the first half of 2028. The second furnace at Onça Puma began operations successfully in September, on schedule and under budget, adding 15 ktpa of nickel production capacity and increasing the site’s nominal capacity to 40 ktpa. The Salobo 3 project progressed as planned, with the successful completion of the second processing test in March, achieving an average rate exceeding 35 Mtpa for 90 days. Under the agreement with Wheaton, Salobo 3 received a payment in April for meeting the milestone. Annual payments are expected for up to 10 years, subject to operational targets and copper grades. For more financial information, see our Performance Report here. 3.1.1 Selected financial indicators Selected financial data (USD million) 2025 2024 Net sales revenue 38,403 38,056 Total Costs and expenses (ex-Brumadinho and dams decharacterization) (27,496) (27,292) Expenses related to Brumadinho and dams decharacterization (411) (277) Adjusted EBIT 12,353 11,783 Adjusted EBIT margin (%) 32% 31% Adjusted EBITDA 15,458 14,840 Net income attributable to Vale’s shareholders 2,352 6,166 Information by segment for 2025 (USD million) Net operating revenue Cost¹ SG&A and others¹ R&D ¹ Pre-operating and stoppage ¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 30,130 (16,612) (139) (349) (198) 971 – 13,803 Iron ore - fines 25,010 (13,488) (36) (285) (153) 514 – 11,562 Pellets 4,396 (2,516) 5 (7) (8) 182 – 2,052 Other 724 (608) (108) (57) (37) 275 0 189 Vale Base Metals 8,273 (5,376) (249) (167) (13) 102 785 3,355 Copper² 4,509 (1,646) (42) (61) (3) 0 0 2,757 Nickel³ 4,319 (3,513) (70) (103) (10) 91 0 714 Other (555) (217) (137) (3) 0 11 785 (116) Brumadinho and decharacterization — — (411) — — — — (411) Unallocated items — — (1,129) (160) — — — (1,289) Total 38,403 (21,988) (1,928) (676) (211) 1,073 785 15,458 1 Excluding depreciation, depletion and amortization. 2 Including byproducts from our copper operations. 3 Including copper and byproducts from our nickel operations. 2025 Annual Report Overview Our risk management Performance Additional information 31 Photo: Fred Amorelli Água Limpa Mine, Minas Gerais. 3.1.2 Debt indicators Our gross debt, including leases, totaled USD 18.8 billion as of December 31, 2025, representing a 23% increase year over year, mainly due to the USD 420 million raised by Vale Base Metals. Expanded net debt amounted to USD 15.6 billion, remaining within the target range of USD 10–20 billion, and down compared with 2024, reflecting stronger cash generation from operations during the period. Debt indicators (USD million) 2025 2024 Gross debt¹ 18,134 14,792 Leases (IFRS 16) 668 713 Gross debt and leases 18,802 15,505 Cash, cash equivalents and short-term financial investments (7,566) (5,006) Net debt 11,236 10,499 Currency swaps² (181) 334 Brumadinho provisions 1,911 1,970 Samarco provisions 2,613 3,663 Expanded net debt 15,579 16,466 Average debt maturity (years) 8.4 8.7 Cost of debt after hedge (% per year) 5.3 5.7 Total debt and leases / adjusted LTM EBITDA (x) 1.2 1.0 Net debt / adjusted LTM EBITDA (x) 0.7 0.7 Adjusted LTM EBITDA / LTM gross interest (x) 15.7 17.9 1 Does not include leases (IFRS 16). 2 Includes interests rate swaps. 2025 Annual Report Overview Our risk management Performance Additional information 32 3.1.3 Accounting information Consolidated income statement (USD million) 2025 2024 Net operating revenue 38,403 38,056 Cost of goods sold and services rendered (24,947) (24,265) Gross profit 13,456 13,791 Gross margin (%) 35.0% 36.2% Selling and administrative expenses (641) (622) Research and development expenses (693) (790) Pre-operating and operational stoppage expenses (268) (403) Other operating expenses, net (1,358) (1,489) Impairment and result on disposals of non-current assets, net (4,599) 301 Operating income 5,897 10,788 Financial income 501 422 Financial expenses (1,647) (1,473) Other financial items, net 120 (2,772) Equity results and other results in associates and joint ventures (218) (269) Income before taxes 4,653 6,696 Income taxes (2,670) (721) Net income 1,983 5,975 Net income (loss) attributable to noncontrolling interests (369) (191) Net income attributable to Vale S.A’s shareholders 2,352 6,166 Consolidated balance sheet (USD million) 2025 2024 Assets Current assets 18,291 13,481 Non-current assets 10,627 11,626 Investments in associates and joint ventures 5,029 4,547 Intangibles 8,953 10,514 Property, plant and equipment 43,625 39,984 Total 86,525 80,152 Liabilities 52,175 45,624 Current liabilities 15,870 13,090 Non-current liabilities 36,305 32,534 Equity 34,350 34,528 Equity attributable to Vale S.A.’s shareholders 33,509 33,406 Equity attributable to noncontrolling interests 841 1,122 Total 86,525 80,152 2025 Annual Report Overview Our risk management Performance Additional information 33 Cash generated from operations 13,401 13,767 Payment of interest on loans, financing and other financial liabilities (1,000) (868) Receipts from the settlement of derivatives, net 579 11 Payments related to the Brumadinho event (874) (909) Payments related to de-characterization of dams (378) (533) Payments related to participative shareholder's debentures partially repurchased and remuneration (945) (243) Payments of income taxes (including refinancing programs) (1,982) (1,859) Net cash generated from operating activities 8,801 9,366 Cash flow from investing activities Investments in property, plant and equipment and intangible assets (6,006) (6,447) Payments related to the Samarco dam failure (2,298) (808) Advanced payment related to renegotiation of railroad concession contracts — (656) Cash received (paid) from disposal and acquisition of investments, net 891 2,687 Dividends received from associates and joint ventures 313 81 Short-term investments, net 337 (85) Other investing activities, net (101) (140) Net cash used in investing activities (6,864) (5,368) Cash flow from financing activities Loans and borrowings from third parties 4,718 4,855 Payments of loans and borrowings to third parties (1,454) (2,605) Payments of leasing (174) (202) Dividends and interest on capital paid to Vale S.A.’s shareholders (3,561) (3,914) Dividends and interest on capital paid to noncontrolling interests — — Share buyback program — (409) Issuance of subordinated notes 741 — Net cash generated (used) in financing activities 270 (2,275) Net increase (decrease) in cash and cash equivalents 2,207 1,723 Cash and cash equivalents at the beginning of the year 4,953 3,609 Effect of exchange rate changes on cash and cash equivalents 212 (454) Ccash from subsidiaries classified as non-current assets held for sale and others — 75 Cash and cash equivalents at the end of the year 7,372 4,953 Cash flow from operating activities Income before income taxes 4,653 6,696 Adjusted for: Equity results and other results in associates and joint ventures 218 269 Impairment and gains (losses) on disposal of non-current assets, net 4,599 (301) Changes in estimates related to the provision of Brumadinho 297 116 Changes in estimates related to the provision of de-characterization of dams (185) (206) Depreciation, depletion and amortization 3,105 3,057 Financial results, net 1,026 3,823 Changes in assets and liabilities: Accounts receivable 120 1,668 Inventories (1,076) (549) Suppliers and contractors 875 (360) Other assets and liabilities, net (231) (446) Cash generated from operations 13,401 13,767 Non-cash transactions Additions to PP&E with capitalized loans 22 36 Consolidated cash flow statement (BRL million) 2025 2024 For more accounting information, access the complete financial statements here. 2025 Annual Report Overview Our risk management Performance Additional information 34 3.1.4 Shareholder remuneration GRI 2-19, 2-20 Distribution of earnings Earnings for the 2025 fiscal year totaled BRL 5.48 (USD 1.011) per share, including interest on capital and dividends. The table below presents both the earnings distributed in 2025 and those approved by the Board of Directors in the same year, but whose payment occurred in 2026. Total (USD million) Total (BRL million) Type Approval Payment 1,596 9,143 Dividends – related to fiscal year 2024 2/19/2025 3/14/2025 1,448 8,091 Interest on equity 7/31/2025 9/9/2025 1,000 5,311 Dividends 11/27/2025 1/7/2026 1,879 9,979 Dividends and interest on equity 11/27/2025 3/4/2026 5,923 32,524 To consult the Shareholder Remuneration Policy, as well as the history of dividend and interest on capital payments, please visit the Dividends, Debts and Debentures section of Vale’s Investor Relations website. Share repurchase programs In February 2025, we announced a new share repurchase program for up to 120 million common shares, with an 18-month execution period, reaffirming our shareholder return strategy, and taking into account the upcoming completion of the fourth program in April 2025. From 2021 to the end of 2025, we acquired approximately 864.2 million shares through our repurchase programs, representing approximately 20% of the shares outstanding as of the date of this report. In July 2025, to provide greater flexibility and efficiency in the execution of the fifth program, our Board of Directors authorized the use of financial instruments such as Total Return Equity Swaps (TRS), reinforcing our capital allocation discipline. 3.1.5 Future business prospects Iron Ore Solutions Our iron ore production guidance for 2026 is 335–345 Mt. Year-over-year growth is driven by the ramp-up of the Capanema and Vargem Grande 1 projects, which began commissioning at the end of 2024. Both projects also provide greater operational and product portfolio flexibility, enabling increased value generation. In 2030, we aim to produce approximately 360 Mt. For pellet and briquette production, we aim to reach 30–34 Mt in 2026, reflecting production optimization in line with market conditions. We continue to advance our competitiveness journey. In 2026, we aim our all-in cost to reach USD 52–56/t, driven by a lower C1 cash cost as a result of efficiency gains and higher production, as well as a more flexible product portfolio aimed at maximizing margins and value creation. Vale Base Metals Copper: We believe we have the potential to accelerate copper production, which totaled 382 kt in 2025 and could reach 420–500 kt by 2030 with the Bacaba and Alemão projects. By 2035, we seek to reach approximately 700 kt, primarily through the accelerated development of assets in our Northern Hub and Southern Hub in the Carajás region. Nickel: Our nickel production guidance for 2026 is 175– 200 kt. In 2025, nickel production totaled 177 kt, driven by the successful commissioning of Onça Puma’s second furnace and the ramp-up of the Voisey’s Bay underground mines. From 2030 onward, nickel production is expected to range between 210–250 kt, with the Long Harbour refinery and both Onça Puma furnaces operating at full capacity, as well as increased ore throughput at the Sudbury mill. 2025 Annual Report Overview Our risk management Performance Additional information 35 3.2 Our sustainability performance 3.2.1 Environmental 3.2.1.1 Climate change and decarbonization GRI 3-3, 201-2 Addressing the impacts arising from climate change is a strategic priority on our agenda. The topic is material and cuts across governance, risk management, and the transition toward a low-carbon economy. In 2025, the Company continued to advance its decarbonization roadmap, focusing on its Scope 1 and Scope 2 operational greenhouse gas (GHG) emissions by expanding the use of renewable energy sources. With respect to indirect Scope 3 emissions, key highlights include the continuation of initiatives to develop less carbon-intensive products, progress in business models such as Mega Hubs, and the use of biofuels and more energy-efficient technologies in maritime transportation. Climate governance Climate governance is exercised at multiple levels and permeates the Company’s corporate management. The Board of Directors oversees the climate agenda, with support from its advisory committees (Sustainability and Audit and Risk) and the Sustainability Risk Executive Committee, promoting integration with risk management processes and strategic decision-making. Internally, the Low-Carbon Forum serves as a technical coordination body bringing together operational, finance and sustainability areas, supporting roadmap execution and the advancement of analyses. The Climate Change Policy, approved by the Executive Committee and the Board of Directors, reaffirms Vale’s commitment to climate resilience and the transition to a low-carbon economy. The document integrates climate-related risks and opportunities into the Integrated Corporate Risk Map, helping to encourage that climate considerations are incorporated into strategic decisions and capital allocation. The policy is structured and aligned with international standards and includes trade-off analyses between economic feasibility and climate impacts. It also reinforces our public commitments related to reducing GHG emissions, support for a just energy transition, and positively influencing other actors in the value chain. Climate risks and opportunities The year 2025 highlighted our progress in terms of data robustness and transparency. We voluntarily disclosed our Sustainability-Related Financial Information Report. This document was prepared in accordance with the standards of the Brazilian Sustainability Pronouncements Committee (CPBS), which are based on the International Financial Reporting Standards (IFRS)—developed by the International Sustainability Standards Board (ISSB) and aligned with the recommendations of the TCFD—, emphasizing climaterelated risks and opportunities. Risks Vale’s climate risk portfolio encompasses transition risks—such as regulatory changes, carbon pricing and market volatility—and physical risks, including extreme events such as heavy rainfall and windstorms. Key challenges include assessing the technological and financial feasibility of new solutions, managing the pace of technological maturity in energy-intensive assets, gauging the market’s willingness to recognize premiums for products with a lower carbon footprint, and developing economic instruments and market mechanisms that price the cost of carbon along the value chain. Opportunities The energy transition creates opportunities linked to growing demand for high-quality iron ore, with the potential to increase blast furnace efficiency and reduce emissions from steel plants. Other fundamental metals for the energy transition, such as nickel and copper, will meet market demand for the manufacture of electric vehicles and technologies that enable low-carbon solutions for our customers. In this regard, in 2025 we announced the New Carajás Program, which harnesses the mining expansion potential of the Carajás region in Pará, Brazil, to expand copper processing and green steel production. Both products are essential for reducing GHG emissions. 2025 Annual Report Overview Our risk management Performance Additional information 36 Climate strategy Our strategy to achieve GHG emissions reduction targets extends across our own operations and our value chain. It translates into a portfolio of high-quality products and less carbon-intensive technological solutions for our customers. Vale has climate targets aligned with the Paris Agreement1. By 2030, the Company aims to reduce its absolute Scope 1 and 2 (market-based) emissions by 33% compared to the 2017 base year. This is supported by strategies such as adopting biofuels, increasing renewable electricity consumption and implementing operational improvements. With regard to indirect emissions (Scope 3), the target is to reduce net emissions by 15% by 2035 compared to the 2018 base year, supported by technological initiatives to develop new, less carbonintensive products, strategic partnerships with customers and suppliers, as well as improvements in energy efficiency in logistics. By 2050, the Company is committed to reducing emissions from its operations and projects (Scope 1 and Scope 2) and neutralizing residual emissions through removals, following a fair trajectory aligned with the path to netzero emissions by 2050. ■ 2030 target: Reduce absolute Scope 1 and 2 (market-based) emissions by 33% compared with the 2017 base year. ■ 2035 target: Reduce net Scope 3 emissions by 15% compared with the 2018 base year. ■ 2050 target: Net-zero Scope 1 and 2 (market-based) emissions. We operate in a hard-to-abate sector and, therefore, to achieve our net Scope 3 target by 2035, we expect to offset up to 20% of emissions on a limited basis through high-integrity carbon credits. These must follow principles such as additionality, permanence and transparency. For our long-term (2050) net-zero emissions target for Scopes 1 and 2, we anticipate that residual emissions will need to be neutralized. In addition to strategic agreements across the value chain, nature-based solutions are considered essential tools in this journey, combining social and environmental co-benefits with emissions reduction potential. 2025 Annual Report Overview Our risk management Performance Additional information 37 1 In 2019, the Company established a GHG reduction target for Scopes 1 and 2 (market-based), aligned with the objective of the Paris Agreement to limit global warming relative to pre-industrial levels to “well below 2°C.” In 2020, the Scope 3 target was established, aligned with a 2°C temperature increase scenario. The targets were defined based on the methodology set out in the Science Based Targets Initiative Criteria and Recommendations (TWG-INF-002) and were calculated using the Science-Based Target Setting Tool, Version 1.1, applying the Absolute Contraction Approach. Because our strategy includes the use of carbon credits to achieve this commitment, the SBTi formally stated that it would not proceed with validation of our Scope 3 target and would also not validate the Scope 1 and 2 target separately. Just transition We are striving to promote the transition to a low-carbon economy, generating shared value for people, nature, and the climate. Our Just Transition Principles were developed based on recognized international practices and standards and are aligned with the Company’s sustainability, climate change and human rights policies. As part of this commitment, we consider workers, communities, suppliers and other stakeholders to ensure that we continue to advance climate mitigation and adaptation strategies that strengthen community resilience, protect ecosystems and preserve water resources. The approach adopted must be holistic, balancing climate, environmental and social outcomes, as well as ensuring that the transition respects human rights. Vale continually seeks to incorporate just transition elements into its risk and impact management processes, capital allocation, corporate policies and governance mechanisms, ensuring that these topics receive attention and engagement from senior leadership at the highest levels of decision-making. To learn more, see Vale’s position statement on the just transition. Low-carbon solutions Vale has been expanding its focus on initiatives aligned with decarbonization efforts. Since 2020, Vale’s spending on mitigating Scope 1, 2 and 3 emissions and adaptation has totaled approximately USD 1.7 billion, of which USD 251.6 million was invested in 2025. These investments are structured as a set of initiatives subject to strategic economic feasibility assessments that take into account their costs, benefits and projected impact on emission reductions. In this way, we seek to make sure that each action supports progress toward the Company’s climate goals by prioritizing the most efficient alternatives. Scopes 1 and 2: Renewable energy For Scope 1, Vale is focusing its efforts on energy efficiency, replacing fossil fuels with renewable alternatives and adopting innovative technologies. Among various initiatives, such as new testing phases for 72-ton electric trucks (which began in 2022), particular emphasis is placed on initiatives involving renewable fuels in operational fleets, given Brazil’s competitiveness in biofuels. In addition to partnerships to develop locomotives and trucks featuring dual-fuel technology—offering the potential to reduce emissions by blending ethanol and diesel—in 2025 field tests began on the use of B30 and B50 biodiesel in off-highway trucks, which may lead to emissions reductions of up to 35% compared to the diesel currently consumed by the Company in Brazil. Complementing these advances with engines and biofuels, Vale’s railroads under concession in Brazil, Carajás Railroad (EFC) and Vitória–Minas Railroad (EFVM), reduced the projected annual diesel consumption for 2025 by 11 million liters, equivalent to approximately 28,000 tonnes of CO₂e. This result reflects a series of continuous operational improvement measures implemented to increase energy efficiency and optimize fuel consumption. Regarding Scope 2, Vale maintains a renewable electricity generation portfolio, including stakes in hydroelectric, wind and solar assets, in addition to investing in energy efficiency, process electrification and technologies such as artificial intelligence to optimize electricity consumption. The Company’s global electricity generation portfolio can be considered a competitive advantage in its emissions reduction pathway, deriving 87.2% of its energy from renewable sources. Since 2023, Vale has consumed 100% renewable electricity1 for its operations in Brazil. In 2025, Vale’s installed capacity in Brazil reached 1.6 GW, based predominantly on renewable generation assets, both directly and indirectly owned. Throughout the year, the Company maintained these initiatives despite specific challenges: regulatory diversity, limited availability of renewable sources, logistical complexity for long-term contracts and the need to remain competitive in markets with high renewable energy costs. These factors reinforce the importance of consistent planning, innovative solutions and strategic partnerships to advance toward climate targets. 2025 Annual Report Overview Our risk management Performance Additional information 38 1 The Company also has power purchase agreements (PPAs) with suppliers of electricity generated from renewable sources, enabling Scope 2 emissions to be reduced. Carbon pricing mechanism Carbon pricing is one of the main strategic tools used by the Company for decision-making. Incorporated into the scenario analysis and strategic planning cycle, carbon pricing makes it possible to assess the financial impacts on business value over time based on the geographical distribution of operating markets and customers. In the 2025 cycle, three main effects were analyzed: 1. Direct costs avoided through decarbonization; 2. The net impact of capital investments and operating expenses associated with the Scope 1 and 2 reduction targets for 2030; and 3. The potential increase in demand for agglomerated iron ore products, such as pellets and briquettes, driven by emissions cap regulations and the search for lower-emission raw materials in steelmaking. By integrating this mechanism into its decision-making process, the Company seeks to strengthen its ability to allocate capital efficiently, prioritize mitigation initiatives and enable greater predictability and economic resilience for investments in an economy that is rapidly moving toward low-carbon models. Scope 3: Value chain emissions reduction Vale produces high-grade iron ore that requires less energy in steelmaking and has developed an iron ore briquette capable of reducing blast furnace emissions by up to 10%. The Company has entered into agreements with customers to build Mega Hubs—industrial complexes for steel production using direct reduced iron and electric arc furnaces—with the potential to reduce emissions by up to 70%1 compared with traditional techniques. The Company seeks to reduce its maritime shipping emissions by applying new technologies to improve energy efficiency, as well as by achieving scale gains in shipped volumes and using less carbon-intensive fuels. In 2025, Vale reaffirmed its target to reduce its net Scope 3 emissions by 15% by 2035, compared with the 2018 baseline, focusing on solutions to decarbonize the steel value chain and global logistics. In January 2025, the Company began developing a briquette plant in the state of Louisiana, United States, with an expected capacity of up to 1.5 million metric tons per year. This plant, which has the potential to replace carbonintensive stages in steelmaking, is funded by the U.S. Department of Energy (DOE). In Brazil, our briquette plant in Vitória, Espírito Santo state, has been operating since late 2023, focusing on shipping briquettes for long-term industrial testing across various customers and markets. This has enabled the continuous supply of a product that can reduce emissions in conventional steel production and strengthen Vale’s position as a supplier of inputs for low-carbon steelmaking. Shipping Vale has stood out by adopting innovative solutions in its decarbonization journey, with a focus on maritime logistics, which accounts for 3% of its Scope 3 greenhouse gas emissions. As part of the Ecoshipping program, aimed at reducing the environmental impact of maritime transport, tests are being conducted on the bunkering of vessels with B24 bunker fuel (fuel oil). The use of this biofuel results from a partnership established in 2024 between Vale and Petrobras to test bunker fuel with renewable content. This bunker fuel comprises 24% biodiesel by volume and is associated with a significantly lower environmental impact than traditional fuels. This collaboration seeks to assess the biofuel’s performance and technical feasibility in ore transportation, focusing on reducing greenhouse gas emissions in the shipping sector. This innovation not only contributes to Vale’s decarbonization targets but also aligns with the requirements of the International Maritime Organization for cleaner and more sustainable fuels in global maritime transport. For more details, click here. In addition to renewable fuels, in 2025 we maintained other initiatives implemented in previous years, such as rotor sails on vessels in our fleet. 2025 Annual Report Overview Our risk management Performance Additional information 39 1 Source: World Steel Association, Sustainability Indicators Report 2025. Essential Minerals Coalition Vale reiterates that the climate agenda requires consistent execution and collaboration across different links in the value chain. Accordingly, the Company is part of a group of 15 sector organizations, working with companies, associations, experts and government representatives to establish an alliance aimed at strengthening the strategic role of Brazilian mining in steel value chain decarbonization, with the potential to align the sector’s contributions with national and international decarbonization and energy transition commitments. Convened by the COP30 Presidency, the Essential Minerals Coalition emerged from the need to accelerate the implementation of Brazil’s regulatory and economic framework, especially with respect to the carbon market. The aim is to expand engagement with sustainable financial instruments, established frameworks and taxonomies, and to promote access to technically mature and economically feasible technologies. The coalition also seeks to foster incentives across the value chain to encourage sustainable practices such as circularity. The initiative has estimated a total potential reduction of approximately 90% in the sector’s greenhouse gas emissions by 2050, supported by strategic levers such as energy efficiency, the use of biofuels, expansion of electricity from renewable sources, electrification of fleets and equipment, and restoration of degraded areas to neutralize residual emissions. See how Vale participated in COP30. GHG inventory and performance GRI 2-4, 302-1, 302-3, 305-1, 305-2, 305-3, 305-4 In 2025, Vale’s total absolute GHG emissions1 amounted to 495.3 MtCO₂e under the location-based approach for Scope 2. When Scope 2 is considered under the market-based approach, total emissions amounted to 494.9 MtCO₂e. In both cases, the variation represents a 3.4% increase compared with the previous year. Scopes 1 and 2 The Company’s Scope 1 and 2 emissions remain on track to achieve the targets of reducing absolute emissions by 33% by 2030 (base year 2017); and achieving net-zero emissions by 2050, both considering a market-based approach. In 2025, we achieved a cumulative reduction of 25.3%, equivalent to 76.6 percentage points of the targets. GHG emissions – Scopes 1 and 22 In MtCO2e2 2017 Base year 2023 2024 2025 Scope 1 9.2 7.5 7.4 7.5 Scope 2 (location-based) 1.3 0.6 0.8 0.7 Scope 2 (market-based) 1.3 0.3 0.3 0.3 Total (location-based) 10.5 8.2 8.1 8.2 Total (market-based) 10.5 7.9 7.7 7.8 In the 2025 reporting cycle, the Company presented a consolidated breakdown of its GHG emissions. Emission sources from mobile combustion, industrial processes, and stationary combustion remain the most significant, accounting for 43.8%, 26.1% and 24%, respectively. The remaining sources represent a modest share. Absolute emissions by category – Scopes 1 and 2 As a % of emissions by category relative to total Scope 1 & 2 (market-based) 42.0% 25.1% 23.0% 5.5% 4.1% 0.2% Mobile combustion Industrial process Stationary combustion Land use change Purchased electricity Fugitive emissions Vale’s Scope 1 and 2 (market-based) emissions intensity in 2025 was 18.4 kgCO2e/tMFe-eq, 13.2% lower than the 2017 intensity. This result is primarily associated with the consumption of renewable electricity in Brazil, backed by 100% renewable energy certificates, which has reduced the Scope 2 emissions, at the same time as strong operational performance. Emissions intensity – Scopes 1 and 22 and 3 In kgCO2e/t MFe-eq of total Scope 1 and 2 (market-based) 21.1 19.2 18.4 18.4 2017 2023 2024 2025 Absolute energy consumption in 2025 was 127,900 TJ, 1.3% above the previous year’s result. This small variation is the result of combined effects, mainly the increase in electricity and diesel oil consumption due to higher production levels of iron ore and copper, offset by the reduction in natural gas consumption, especially in our pellet plants, due to the lower pellet production volume. Energy consumption matrix by source As a % of energy consumption relative to total energy consumption 31.3% 30.4% 17.9% 12.0% 4.9% 3.0% 0.4% Electricity Diesel oil Natural gas Coal & coke Renewable fuels Marine oils Other 2025 Annual Report Overview Our risk management Performance Additional information 40 1 In line with the GHG Protocol and the recommendations of the International Council on Mining and Metals (ICMM), adjustments were made to the accounting of Scope 3 emissions. These adjustments covered Categories 1, 2, 10, and 15, as well as the inclusion of Subcategories 3B and 3D. As a result, previously reported figures were recalculated back to the baseline year, with no material impact on the total emissions for this scope. 2 GRI 2-4: The Scope 2 location-based emissions for the year 2024 were adjusted due to the update of the Ontario grid emission factor, as disclosed in the 2024 NIR, in response to a request from the external auditor. It should be noted that the impact of this adjustment was imaterial. 3 The production volumes of Vale’s main products, such as pellets, nickel and copper, are converted into metric tons of iron ore equivalent. Scope 3 Scope 3, which refers to indirect emissions associated with Vale’s value chain, constitutes by far the largest share of the inventory, representing 98.4% of the three combined scopes. GHG emissions - Scope 31 In MtCO2e 2018 Base year 2023 2024 2025 Scope 3 530.5 453.9 471.0 487.1 Category 10, related to emissions from the processing of products sold to customers, remains the most significant contributor to the Company’s Scope 3 emissions (90.1%), followed by Category 15, related to investmentassociated emissions (5.1%). Categories 4 and 9, which correspond to transportation and distribution emissions (downstream and upstream, respectively), account for 3%. The other applicable categories represent 1.8%. Emissions by category – Scope 3 As a % of emissions by category relative to total Scope 3 90.1% 5.1% 3.0% 1.8% Processing of products sold Investments Transportation and distribution (upstream and downstream) Others Scope 3 emissions decreased by 8.2% compared to the 2018 base year and increased by 3.4% compared to 2024. This increase in 2025 is mainly due to higher production levels and sales at the Company (Category 10), as well as higher production volumes or net revenue at Vale’s investees (Category 15). Carbon footprint The market is increasingly requiring the disclosure of product-level carbon emissions. To this end, we have adopted ISO 14067 – Carbon Footprint of Products. To calculate product emissions, we use the cradle-togate approach, which accounts for emissions arising from mineral extraction, processing, agglomeration, internal transportation and other metallurgical stages. We continue to advance in calculating the carbon footprints of Iron Ore Solutions products. All nickel, copper and cobalt products have their carbon footprints calculated and third-party verified. Case study: Vale advances testing of alternatives to fossil fuels for off-highway trucks Vale is expanding the use of biodiesel in off-highway trucks, aiming to increase the blend from the current 15% required by law to between 30% and 50%. Following promising results from bench tests conducted since 2023, the Company began field tests at the Mariana Complex in Minas Gerais, Brazil using 190- ton trucks. In addition, it has signed agreements with two of its main suppliers to develop dual-fuel engines powered by ethanol and diesel. Photo: Nilmar Lage An off-highway truck fueled by B30 diesel is ready for testing. 2025 Annual Report Overview Our risk management Performance Additional information 41 1 GRI 2-4: In accordance with the GHG Protocol and the recommendations of the International Council on Mining and Metals (ICMM), adjustments were made to the accounting of Scope 3 emissions. The adjustments covered categories 1, 2, 10, and 15, as well as the inclusion of subcategories 3B and 3D. As a result of these adjustments, previously reported figures were recalculated back to the baseline, with no material impact on total emissions for this scope. 3.2.1.2 Biodiversity GRI 3-3, 101-1, 101-2, 101-6 Biodiversity is one of the pillars of Vale’s sustainability agenda. It is directly connected to its license to operate and the long-term resilience of its business through the impact it can have on project feasibility and land use. The Company operates in regions of high ecological complexity, such as the Eastern Amazon (Carajás), within biomes that are home to endemic species and unique ecosystems. This setting makes it essential to integrate mining production and nature conservation. Vale invests in research, surveys, monitoring and ecological modeling, to support planning, project reviews, expansion, and entry into new areas and uses the impact mitigation hierarchy (avoid, minimize, restore and offset). The Company is guided by the principle that understanding, avoiding and mitigating impacts and restoring and conserving biodiversity are fundamental conditions for responsible operations and for strengthening the business’ resilience in the future. This principle informs our global policy and public commitments on the subject. Through partnerships and stakeholder engagement, Vale seeks to manage negative impacts and to promote positive outcomes within and beyond its boundaries, contributing to a nature-positive future at the global level. Biodiversity governance is embedded in Vale’s structure and is a key focus for management. The Board of Directors oversees the nature and biodiversity agenda, supported by the Sustainability and Audit and Risk Committees, as well as the Sustainability Risk Executive Committee. This framework seeks to guarantee that impacts, dependencies, risks and opportunities related to biodiversity and nature are integrated into corporate risk management and the Company’s strategic decisions. Technical areas act as the second line of environmental defense, assessing risks and consolidating information that guides investment decisions and external reporting. Operational units have environmental teams and professionals with biodiversity expertise who are responsible for managing plans and programs as well as associated operational risks. These professionals report directly to the biodiversity governance structure, ensuring alignment with corporate guidelines and compliance with legal and internal requirements. 95.8% of Vale’s operational units require biodiversity management plans, and all of them have plans in place. Corporate biodiversity guidelines are embedded in our strategic sustainability plans, aligned with the Sustainability Policy and the Internal Biodiversity Management Standard, and integrated into specific requirements under the Vale Production System (VPS). This integration is designed to promote standardization, compliance and consistent application of biodiversity management practices across all operations. A year of progress 2025 marked a new stage in the advancement of biodiversity management practices at Vale with the expansion of initiatives to assess impacts, dependencies, risks and opportunities. We also made progress in mitigation and management strategies and tools. These actions focused on implementing frameworks and tools to bring our strategy closer to the Company’s operations and projects, while also seek indicators and metrics to track performance. Highlights: ■ Expansion of the ESG Assessment tool, which became mandatory for new projects and now incorporates specific biodiversity regulatory criteria. As a result, initiatives now conduct more comprehensive biodiversity assessments, identifying risks and impacts on habitats and species as early as the concept phase to support timely prevention and mitigation measures. ■ Expansion of the Taskforce on Nature-related Financial Disclosures (TNFD) reporting, following Vale’s decision to be an early adopter in 2024. In 2025, Vale Base Metals published its TNFD report and Vale began applying the Locate, Evaluate, Assess and Prepare (LEAP) approach at two new international sites: Oman and Malaysia. ■ Value chain engagement through the ESG Connection program. The Company launched nature-focused engagement and literacy initiatives for suppliers, prioritizing those classified as highly critical for biodiversity and water issues. Three workshops were held in 2025. ■ Participation in the Life Business and Biodiversity Coalition, implementing the Life methodology to assess biodiversity performance at Company sites. ■ Formalization of a strategic partnership with the International Union for Conservation of Nature (IUCN), following three years of constructive engagement. This partnership represents an opportunity for Vale to further integrate nature-positive approaches, strengthening management at its operations and advancing conservation and restoration initiatives in the regions where it operates. ■ Progress toward Vale’s Forest Goal, which calls for protecting 400,000 hectares of habitat and restoring another 100,000 hectares by 2030. By the end of 2025, 45% of the goal had been achieved, with 25,364 hectares restored and 200,093 hectares protected. 2025 Annual Report Overview Our risk management Performance Additional information 42 ■ Implementation of the Environmental Compliance and Payment for Environmental Services Programs, a partnership between Vale and the state government of Minas Gerais, carried out by the Company’s Natural Resources and Protected Areas Department. This initiative provides for the restoration of 540 hectares of riparian woodland and springs in the headwaters of the Velhas River, engaging local communities and promoting infiltration, groundwater recharge and erosion control. To date, two tree nurseries have been restructured, 19 technical projects have been delivered and validated, more than 8,000 trees have been planted and 64 families have benefited, strengthening local socioeconomic development and climate resilience. ■ Public-private partnership between the Vale Institute of Technology (ITV) and the federal government’s Chico Mendes Institute for Biodiversity Conservation (ICMBio) for the Brazilian Biodiversity Genomics Consortium. It has established a network of over 380 researchers from 134 institutions in Brazil and abroad. By the end of 2025, 16 training sessions had been conducted for 226 people, and the consortium had sequenced 43 reference genomes, 548 population genomes, 613 organelle genomes and 478 environmental samples. This data already supports public policies and conservation strategies for key species, positioning Brazil as a global leader in genomics applied to biodiversity conservation. Vale’s Forest Goal – Hectares recovered and protected by biome (%) 41% 1% 6.4% 51.6% Atlantic Forest Cerrado Savanna Caatinga Shrublands Amazon Rainforest State % of total hectares (restored and protected) BA 1.4% TO 2.1% MS 4.5% MG 23.2% PA 38.9% MT 0.6% RR 0.3% SP 0.2% RJ 20.3% ES 8.1% RO 0.2% Photo: Washington Alves Carajás, Pará. 2025 Annual Report Overview Our risk management Performance Additional information 43 Public commitments and targets Vale has three core biodiversity commitments: ■ Restore and protect 500,000 hectares by 2030 beyond our boundaries (Forest Goal); ■ Not operate in UNESCO Natural World Heritage Sites; ■ Prevent and offset significant impacts from new projects and expansion in areas of high biodiversity value, seeking no net loss. These commitments are aligned with the ICMM Nature Position Statement, the Kunming-Montreal Global Biodiversity Framework and the UN Sustainable Development Goals (SDGs). Challenges and outlook The main challenges of the biodiversity agenda are associated with: • Expanding scientific knowledge about endemic species and sensitive ecosystems in the Company’s regions of interest • Defining robust, science-based metrics, suitable for monitoring performance across all Company sites • Investing in the development of increasingly robust and safe technologies for biodiversity study and monitoring • Supporting the development of new biodiversity conservation financing models. Vale has been striving to address these challenges by investing in partnerships, research, innovative tools, ecological modeling, and piloting methodologies and metrics. We have also expanded technical and scientific partnerships, strengthened the integration of our licensing, project and sustainability teams, and invested in nature-based solutions as a lever for generating shared value. Photo: Washington Alves 2025 Annual Report Overview Our risk management Performance Additional information 44 Case study: Sustenta.Bio program The Sustenta.Bio program stands out as an initiative that opens pathways toward a more just and inclusive socio-bioeconomy in protected areas of the Amazon. Created by the Chico Mendes Institute for Biodiversity Conservation (ICMBio) in partnership with Fundo Vale, it is grounded in the understanding that to conserve the forest, we must aim to strengthen sustainable activities that expand income, autonomy and quality of life for local populations. Aligned with Fundo Vale’s strategy to advance the bioeconomy with positive social and environmental impact, the program helps build a virtuous cycle that integrates environmental protection, stewardship of traditional lands and economic development opportunities aligned with the reality and needs of Amazonian communities. Launched in 2024 through projects led by civil society organizations in Sustainable Use Conservation Areas, the program seeks to strengthen key Amazonian social and biological diversity value chains such as açaí, Brazil nuts, pirarucu fish, babassu palm, rubber, timber and vegetable oils. Resources are implemented by the program’s partner organizations to promote infrastructure improvements, equipment acquisition, technical training, support for community management and market access. The investments made are helping strengthen economic activities linked to the sustainable management of protected areas. The program’s actions are integrated into the management plans of Conservation Areas and are carried out in close coordination with the management authorities and local organizations responsible for implementing the initiatives. Inspired by the program’s experience, ICMBio created the Ecosociobio program (established by ICMBio Ordinance 163 of 2026), which is a new initiative to promote sustainable economies based on social and biological diversity within federal Conservation Areas across Brazil. The initiative’s funding is expected to come from multiple sources, including the ICMBio budget, the Brazilian government’s Environmental Compensation Fund, international organizations, the private sector and revenues generated by Conservation Areas themselves. Scope The Sustenta.Bio program covers 14 Conservation Areas and one indigenous land, totaling more than 10 million hectares of Amazon Rainforest undergoing productive activities governed by environmental regulations and specific land management plans. In all, 9,600 families have already benefited, directly or indirectly, from the program. Institutional engagement and national visibility Through the direct involvement of Fundo Vale, the program seeks to foster institutional coordination and expand its public visibility. Among the actions already carried out, the event “Confluence of Knowledge – First Seminar on the Integration of Sustenta.Bio Initiatives,” held in Manaus, stands out. It brought together technical experts, community leaders and partner institutions to present results and promote the exchange of knowledge on the socio-bioeconomy. A dinner held in Brasília to present the program gathered representatives of governments, banks and national organizations, and the initiative’s participation in COP30 reinforced its strategic role in discussions on the socio-bioeconomy and fair economic development within the climate agenda. Pirarucu fish management in the Ituxi Extractive Reserve, Lábrea, Amazonas. Photo: Bruno Kelly. 2025 Annual Report Overview Our risk management Performance Additional information 45 3.2.1.3 Water GRI 3-3, 303-1, 303- 2, 303-3, 303-4, 303-5 Responsible water management is a fundamental component of Vale’s environmental strategy. More than an operational input, water is an essential resource for the conservation of the watersheds and ecosystems where the Company operates, for business resilience and for local water security. The Company structures its approach around three guidelines, set out in the Global Water and Water Resources Policy, which guide practices, plans and responsibilities across all operating units. These guidelines are: ■ Strengthening knowledge of the hydrological and operational aspects of the watersheds where the Company operates,through scientific partnerships and the adoption of efficient water use practices to facilitate operational resilience and preventive action, especially in critical regions ■ Protection, conservation and regeneration of water resources, seeking to promote water quantity, quality and availability through water replenishment actions, environmental restoration and investments in research and innovation ■ Participatory management and transparent dialogue with stakeholders, with the objective of promoting equitable access to water while respecting the environmental, climatic, social and cultural characteristics of each region, contributing to the strengthening of our corporate reputation. Water availability and operational resilience During 2025, we revised our Water Stress Study, incorporating important methodological advances. This analysis is now conducted at the watershed level, enabling a more integrated view of multiple water uses and including hydrological modeling that enhances projections and risk scenarios. FAO Indicator 6.4.2 (Level of Water Stress) remains the Company’s global reference, ensuring alignment with internationally recognized metrics. This indicator is part of the set of metrics for the UN Sustainable Development Goals, specifically SDG 6, which addresses water and sanitation. The indicator assesses the pressure placed on water resources by measuring the proportion of freshwater withdrawn relative to total availability, taking into account minimum ecological flows in water bodies. The higher this ratio, the greater the stress to which the watershed is subjected. The classification is organized into five levels: ■ No Water Stress, when less than 25% of available water is used ■ Low Water Stress, between 25% and 50% ■ Medium Water Stress, between 50% and 75% ■ High Water Stress, between 75% and 100% ■ Critical Water Stress, when water demand exceeds 100% of availability. Proportion of total operational water withdrawal by level of water stress1 2025 Annual Report Overview Our risk management Performance Additional information 46 1 This map shows the operational complexes assessed for their Water Stress Level, which account for 98% of Vale’s operational water use from conventional sources. The remaining 2%, not classified on the map, refer to non-operational or support assets, such as administrative buildings (offices in urban centres), railroads, some terminals, research units and closed mines. Not all units shown on the map are included in the Company’s Water Target. The units comprising the Water Target account for 95% of Vale’s Operational Water Use. Railroads, decommissioned units, projects, administrative buildings, auxiliary units and mineral research activities are not included in the Water Target. Water performance In 2025, the Company withdrew 458.3 Mm³ (million cubic meters) of freshwater, representing a 12% increase in total withdrawals compared to 2024. Despite this, we also increased the volume of water withdrawn and returned unused to the environment or allocated to third parties (340.3 Mm³) by 12%, helping reduce pressure on water availability in the watershed. Recirculated and reused water (611.2 Mm³) accounted for 84% of Vale’s total water demand, reflecting consistent progress in our internal practices. The increase in operational use was associated with production growth, the ramp-up of plants and production lines, and the strengthening of particulate control actions. As reflected in Vale’s water balance, illustrated below, 340.3 Mm³ (74% of all water withdrawn) is not used in operations. This volume is directed immediately, and without use, to communities and/or to the environment, contributing to local water availability and strengthening environmental security in the watersheds where we operate. 2025 water balance In million m3 GRI 303-1, 303-3, 303-4, 303-5 The sustainability path Our water target is one of the main instruments guiding our sustainability efforts, steering the Company toward more efficient and responsible water resource use practices. This target is part of Vale’s voluntary commitments linked to the Company's ESG agenda. It establishes a 27% reduction in specific operational freshwater use (m³ of freshwater from conventional sources per ton produced) by 2030, using 2017 as the base year. The annual trend shows consistent performance exceeding the Company's commitment. In 2025, the consolidated indicator reflected a 32% reduction, underscoring our continuous progress in water use efficiency across our operations. Reduction in specific freshwater use | Water Target 2025 Annual Report Overview Our risk management Performance Additional information 47 3.2.1.4 Air emissions GRI 3-3, 305-7 Vale recognizes that its mining, metallurgical and logistics operations emit particulate matter, sulfur oxides (SOx) and nitrogen oxides (NOx), which may affect air quality and the health of neighboring communities, as well as contributing to regional impacts if not properly controlled. These emissions originate from pelletizing plants, briquetting facilities, base metals production and the combustion of fuels in equipment and industrial processes. Aware of the importance of this topic, the Company has sought to go beyond legal requirements by investing in clean technologies, energy efficiency and operational innovation. To support this objective, Vale has established emission reduction targets to be achieved by 2030, as detailed below. Vale’s global emission targets to be achieved by 2030: 16% reduction in particulate matter 16% reduction in sulfur oxides 10% reduction in nitrogen oxides Our strategy to achieve these targets, which are absolute, includes initiatives focused on developing emission reduction technologies, expanding the use of biofuels, electrifying the fleet and increasing operational efficiency. Our emission results for particulate matter, SOx and NOx are presented below. Particulate matter emissions¹ (thousand metric tons) GRI 305-7 2023 2024 2025 Nickel 4.7 0.8 1.0 Pelletizing 1.9 2.1 1.8 Total 6.6 2.9 2.8 SOx emissions (thousand metric tons)1 2023 2024 2025 Nickel 71.5 20.6 21.9 Logistics 2.0 2.1 1.8 Pelletizing 8.1 9.8 9.7 Vessels 0.6 0.8 0.9 Other businesses2 0.2 0.2 0.2 Total 82.4 33.5 34.5 NOx emissions (thousand metric tons)1 2023 2024 2025 Logistics 16.1 16.5 16.3 Pelletizing 16.9 16.9 15.5 Iron ore 3.0 4.7 4.9 Nickel 13.0 4.8 6.2 Vessels 5.3 7.4 8.4 Other businesses3 0.8 1.2 1.1 Total 55.1 51.5 52.4 The variation in particulate matter, SOx and NOx indicators compared to 2024 is related to changes in production levels and fuel consumption by chartered vessels. In addition, emission factors and the scope of equipment fuel consumption (e.g. for power generators) for SOx and NOx were updated, which also affected the 2023 and 2024 results. Vale maintains air quality monitoring networks at its main operations and in nearby communities in a effort to continuously assess results and so that emission levels remain in compliance with legal limits and internal targets. Improvements in processes In 2025, we made further progress in controlling and reducing air emissions. At our São Luís (Maranhão) pelletizing plant, the replacement of fuel oil with natural gas was completed, simultaneously reducing SOx and GHG emissions. We also finalized the modernization of the electrical system of the electrostatic precipitators for particulate matter control at Plant 4 at our Tubarão site. By 2030, additional projects are planned, focusing on replacing fossil fuels, electrification and energy efficiency, aligning with Vale’s decarbonization goals and contributing to the reduction of SOx and NOx emissions. 2025 Annual Report Overview Our risk management Performance Additional information 48 1 The indicator does not include data on fugitive emissions or emissions related to air quality. GRI 2-4 The 2023 and 2024 SOx and NOx data was revised due to updates to emission factors and to the scope of fuel consumption for specific equipment (e.g. power generators). 2 Iron ore, Copper and Corporate. 3 Copper and Corporate. Case study: Research project with Federal University of Pará tests different types of dust suppressants for tailings piles This research project, developed through a partnership between the Federal University of Pará and Vale, aims to define the most effective controls for application at Vale. Tests were conducted to evaluate the performance of different dust suppressants used by Vale. The procedure consisted of preparing and compacting samples, applying different suppressants according to the established dosage and placing the materials in a wind tunnel for testing. During the trial variables related to particle emissions were monitored. The results obtained to date demonstrate the effectiveness of the suppressants used by Vale, in particular a sustainable dust suppressant made from polyethylene terephthalate (PET) packaging, which was developed in partnership with the Federal University of Espírito Santo. Photo: Walfried Amaral Weissmann Brucutu Mine, Barão de Cocais, Minas Gerais, Brazil. 2025 Annual Report Overview Our risk management Performance Additional information 49 3.2.1.5 Circular mining GRI 3-3 Circular mining is the next step in Vale’s approach to managing waste from the iron ore production process. In this approach, the Waste to Value program has become the Company’s main platform for innovation and environmental efficiency, connecting different initiatives focused on material recovery and the development of new products from tailings and waste rock. Waste to Value seeks to put Vale’s commitment to the principles of the circular economy and responsible mining into practice at an industrial scale. The program promotes more efficient use of resources, reduces waste throughout the production process and generates economic, social and environmental value in an integrated manner. Structure of Waste to Value program – levers: Reduce waste rock and tailings generation Recover existing waste rock and tailings Develop coproducts from waste rock and tailings Mineral waste recovery: The circular economy in practice In 2025, the Waste to Value program produced 26.3 Mt of iron ore from circular sources, up 107% from 2024, demonstrating that circular mining is a sustainable business opportunity for the Company. Vale sees the potential for up to 10% of its iron ore production to come from circular sources by 2030, driven by the expansion and consolidation of material recovery solutions throughout the production chain. To move in this direction, the Company has invested in processing technologies, research and development projects, process route optimization and the evaluation of new applications for materials previously considered waste. The Serrinha operation in Brumadinho and the Vargem Grande operation in Nova Lima, both in the state of Minas Gerais, exemplify how recovery efforts can simultaneously help limit geotechnical risks, free up land and generate economic and social value for the Company. This model, which maximizes the use of mineral resources, has enabled a shift in mining practices, reshaping the future of mining through process innovation and reinforcing Vale’s commitment to an even more responsible mining industry. Coproducts: New businesses from waste rock and tailings Vale is supporting the development of coproducts that transform waste rock and tailings into industrial and urban inputs. The foremost example is Vale's sustainable sand, which is distributed by Agera, a startup created by Vale to drive commercial and logistics solutions for mining coproducts. Since this operation began in 2023, more than 3 million metric tons have been distributed. In addition to generating economic value, this initiative helps reduce sand extraction from nature and help to promote social benefits. For example, Vale donated 30,000 metric tons of sustainable sand to the municipal government of São Gonçalo do Rio Abaixo in Minas Gerais, which was used to pave the acess road to Vargem da Lua community. Another highlight is the block plant at Pico Mine in Itabirito, Minas Gerais. Since 2021, the plant has converted tailings into construction blocks, boosting the local economy through job creation and income generation. Coproducts – Cumulative results in 2025 Sustainable sand allocated (Agera) 1.85Mt Interlocking pavers produced at Pico Block Plant >407K Research, technology and circular innovation In 2025, Vale and the Federal University of Minas Gerais expanded their scientific cooperation to develop new industrial uses for tailings and waste rock. Through the Circular Mining Collaboration Lab, research efforts aim to increase the efficiency of processes and develop new products from waste for use in ceramics, cement, paving and agribusiness. The advancement of these solutions is connected to Vale’s goal of reaching net-zero carbon emissions by 2050, as each ton of waste rock and tailings reused reduces emissions associated with transportation, disposal and production processes. 2025 Annual Report Overview Our risk management Performance Additional information 50 Case study: Capanema ushers in a new phase of mining in Minas Gerais In 2025, Vale opened the Capanema mine in Ouro Preto, Minas Gerais, marking the beginning of a new phase for mining in the state. The USD 12 billion investment to 2030 will be used to promote safer, more innovative and more sustainable production processes. This includes prioritizing reduced reliance on dams, lower carbon emissions and expanded circular mining, supported by new technologies across the Company’s five operating complexes in Minas Gerais. Most of the investments is slated to go toward solutions to expand tailings filtration and dry stacking, aiming to reduce the use of dams in the Company’s operations in the state from 30% to 20%. Capanema is poised to operate using natural moisture, without water in mineral processing and without generating tailings, eliminating the need for tailings dams. This natural moisture-based processing already accounts for more than 65% of the Company’s total iron ore production in Brazil. The new model also includes five autonomous offhighway trucks and circular solutions, such as recovering iron ore previously disposed of in waste piles, helping to intensify circular practices in mining. The Capanema mine will add approximately 15 million metric tons per year (Mtpa) to Vale’s iron ore production, contributing to the 2026 production guidance of 340–360 Mtpa. Approximately USD 930 million was invested in reactivating the unit, which had been idle for 22 years. This included facility upgrades and integration with other mines in the region with the goal of optimizing processes and reducing environmental impacts. The project over five years involved around 40 companies and during peak activity more than 6,000 workers were employed, with priority given to local labor. The operation employs 800 people. Capanema exemplifies this new phase of mining in Minas Gerais and underscores our commitment to more responsible, less intrusive production processes, applying technology and innovation to maximize the use of mineral resources and advance decarbonization initiatives. Photo: Nayara Leite Approximately USD 930 million was invested in the reactivation of Capanema, which will operate using natural moisture processing, without generating tailings and without a dam. 2025 Annual Report Overview Our risk management Performance Additional information 51 3.2.1.6 Overview of COP30 Vale’s participation in COP30, held in Belém, Pará, in November 2025, focused on reinforcing the role of mining in building a low-carbon economy and highlighted the Company’s decarbonization agenda, nature-based solutions, adaptation initiatives and the just transition. Our strategy ahead of COP30 combined dedicated internal governance, early preparation and engagement activities that created opportunities for speaking roles, announcements, activations and initiatives aimed at advancing the Company’s agenda with a wide range of stakeholders and leaving a legacy in the region. Vale’s Board of Directors actively participated in the conference and played a major role in speaking engagements, announcements and institutional visits, reinforcing the Company's position on sustainability and the legacy in Belém. Announcements and strategic positioning to accelerate solutions and align sector agendas: ■ Essential Minerals Coalition: Mobilization to position Brazil as a supplier of essential minerals, in partnership with the Brazilian Business Council for Sustainable Development (CEBDS), the Brazilian Mining Institute (IBRAM) and 15 other companies. The coalition released a report pointing to a sector-wide emissions reduction potential of close to 90% by 2050. ■ Global Circularity Protocol for Business (GCP): Launch of a global guide by the World Business Council for Sustainable Development (WBCSD) to support the transition to a circular economy through a standardized approach. ■ Health Ministry: Memorandum of understanding to revitalize approximately 30 floating primary healthcare centers to serve riverine communities in the Amazon. ■ Race to Belém: Initiative bringing together companies to support jurisdictional REDD+1 programs and expand efforts in the state of Pará. Activations carried out: ■ Biodiversity and Climate House: Based at the Vale Institute of Technology (ITV) and developed in partnership with the Brazilian Association of State Environmental Agencies (Abema), its objective was to place biodiversity at the center of the climate debate. The House brought together academia, public and private institutions and traditional knowledge through an intensive program of panels, launches and exhibitions. In total, it hosted more than 1,300 participants and 130 panels and talks. ■ Amazon Bioeconomy and Innovation Park: Fundo Vale is one of the funding partners of this initiative of the Pará state government, which is part of the State Bioeconomy Plan focused on the Amazon region. There were 15 official events and more than 12,000 visitors to the park, which is already considered the largest bioeconomy hub in Latin America and the only one in the world dedicated to the forest bioeconomy. ■ C.A.S.E.: A partnership between seven companies (Bradesco, Itaú, Itaúsa, Marcopolo, Natura, Nestlé and Vale) aimed to strengthen the leadership of the private sector and Brazil in advancing solutions across the climate, nature and people agendas. More than 800 climate solutions were presented, supporting the COP30 Presidency in defining priorities to accelerate action on climate, nature and people by 2026. C.A.S.E. brought together more than 100 speakers, engaged around 1,600 visitors and had over 375,000 views on YouTube. Culture, inclusion and belonging: ■ Brazil – Indigenous Land: An exhibition featured more than 2,000 objects representing 300 Indigenous Peoples from all Brazilian states. It received 40,000 visitors in 15 days during COP30. The exhibition was organized by the Vale Maranhão Cultural Center in partnership with the Emílio Goeldi Museum. ■ Banzeiro da Esperança (“Wave of Hope”): A boat from Manaus, which received sponsorship from Vale, offered cultural attractions, expert panels and debate forums. It connected riverine, indigenous and Quilombola communities, as well as youth and researchers. ■ Basilica of Our Lady of Nazareth: The full structural restoration was the first renovation of this heritage site, which receives 2.5 million visitors during the annual Círio de Nazaré religious festival. ■ Mercedários Complex and Landi Forum: The delivery of the first phase of restoration works at these historical and cultural sites in Belém. ■ Second Amazon Biennial: This exhibition sponsored by Vale brought together 74 artists and collectives from eight countries in the Pan-Amazon and Caribbean regions at the Amazon Biennial Cultural Center, which revitalized a building in the city center. COP30 sparked debate on the economic growth model from a natural resources perspective. 2025 Annual Report Overview Our risk management Performance Additional information 52 1 Reducing Emissions from Deforestation and Forest Degradation, considering the role of conservation of forest carbon stocks, sustainable forest management and enhancement of forest carbon stocks. Legacy for the region To support the conference, Vale carried out legacy and infrastructure work as part of the Pará Infrastructure Program, delivering projects connected to venues that hosted activities and remain assets for the city. The most notable projects were City Park, which served as the conference venue, and Porto Futuro, which is home to the Bioeconomy Park, the Amazon Museum and the Gastronomic Warehouse. These spaces are in continuous use and reflect a focus on urban revitalization, leaving a lasting legacy for Belém. The Pará Infrastructure Program is a public policy that allows mining companies to allocate up to 40% of the Mineral Resource Inspection Fee toward infrastructure projects in the state. As part of its broader financial contributions to the public sector, including mining royalties, Vale joined the program and by offsetting part of this fee delivered infrastructure projects that supported COP and created a lasting legacy for the city. Vale at COP30 Three thematic pillars: 1. Decarbonization of the value chain 2. Nature-based solutions 3. Just transition and adaptation Reduction in emissions (Scopes 1, 2 and 3) Forest protection and restoration Climate resilience Circularity and critical minerals Biodiversity Human rights Renewable energy and efficiency Bioeconomy Differentiated responsibility Photo: C.A.S.E Archive C.A.S.E., an initiative led by Brazilian private-sector organizations to give international visibility, credibility and scale to climate solutions that already exist in Brazil, during COP30 in Belém. 2025 Annual Report Overview Our risk management Performance Additional information 53 3.2.2 Social 3.2.2.1 Human rights GRI 3-3, 408-1, 409-1, 410-1 Human rights is a cross-cutting topic that guides Vale’s policies and processes and the way the Company engages with employees, contractors, communities, suppliers, customers, governments and other stakeholders. Its materiality stems from the potential risks and impacts inherent to the mining sector, as well as the regulatory and social expectations associated with its activities. Governance of this theme is set out in our Global Human Rights Policy, spans the Company’s management levels and is overseen by the Board of Directors. The topic is also included in Vale’s Integrated Risk Map, with defined responsibilities for operations, projects, suppliers and corporate areas. Our approach is aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and follows the cycle of identifying, preventing or mitigating, remediating and learning. We rely on structured processes, such as independent human rights due diligence applied to operations, critical projects and suppliers, grievance mechanisms, and the Whistleblower Channel. We have also implemented training courses, awareness building initiatives, and internal and external campaigns. We engage with strategic stakeholders and institutions to address salient human rights issues, promote and strengthen the human rights agenda within the industry and share best practices. Training GRI 410-1 In 2025, Vale advanced its training journey, which combines mandatory training, thematic sessions and targeted programs delivered in person and online, strengthening prevention and response to human rights risks and impacts across our operations, projects and value chain. Highlights of the year: ■ Update of mandatory training for employees and the launch of mandatory online training for contractors, featuring simplified language and alignment with the evolution of salient issues management. Both training programs are available in the local languages of the countries where Vale operates ■ Update of the mandatory training content for corporate security personnel, which is aligned with international requirements on the proportional use of force and the commitment undertaken by the Company to adhere to the Voluntary Principles on Security and Human Rights (VPSHR) ■ Targeted and on-demand training for key areas, with more than 40 thematic sessions and nearly 4,000 participants ■ Launch of the Multiplier Training Program, following the recognition of 63 focal points from 28 operations and projects in 2025. By the end of 2025, 96% of employees had completed human rights training. Within the Corporate Security area, 100% of employees and 94% of contractors in the Iron Ore Solutions segment were trained. In the Vale Base Metals segment, 100% of corporate security employees and contractors received training on the subject. Listening and Response Mechanism and Whistleblower Channel In line with our commitments, we maintain a Listening and Response Mechanism that is available to anyone, to receive requests, questions and complaints. We also provide a global Whistleblower Channel and the Respect Channel, which is dedicated to receiving reports of harassment, sexual harassment and discrimination of any kind in Brazil and Canada. In 2025, we also launched a Domestic Violence Victim Support Channel, created to guide and support those experiencing violence or seeking information on the topic. Learn more in Ethics and Compliance. In addition, Vale fully responds to all requests submitted by the Business & Human Rights Resource Centre (BHRRC). In 2025, three allegations were received and clarified via this platform. One related to acquisitions and land access, another concerning the drafting process of the Brumadinho Comprehensive Reparation Judicial Agreement and a third related to biodiversity and environmental damage from mining. 2025 Annual Report Overview Our risk management Performance Additional information 54 Independent human rights due diligence Vale’s operations and critical projects assess and record human rights risks in the corporate risk management system, implement preventive and mitigation controls, and monitor the effectiveness of these actions. As part of this process, we conduct independent human rights due diligence (HRDD) at operations and critical projects in three- to five-year cycles. In addition to a methodological review of HRDD, which incorporated lessons learned from the first cycle (2019– 2023), we expanded the requirements associated with the Global Industry Standard on Tailings Management (GISTM) and, together with operations and projects, improved the monitoring of the corrective plans from previously conducted HRDD, together with operations and projects, achieving 98% adherence to the established timelines. In 2025, we completed the second HRDD cycle in the Northern Corridor, assessing production capacity expansion projects at Serra Sul (Pará) and Ponta da Madeira Maritime Terminal (Maranhão). We also began the second cycle in the Southeastern Corridor, at the Itabira and Mariana iron ore complexes in Minas Gerais. The results of the second cycle indicate progress related to the right to refuse unsafe work (the right to stop or decline work in unsafe situations), greater availability of infrastructure (restrooms and locker rooms) and increased awareness of the Whistleblower Channel. Opportunities for improvement were identified in physical working conditions, including maintenance, cleaning and accessibility for people with disabilities, as well as in aspects related to labor issues and integrity. The top three challenges include working hours, pressure and psychological safety, and harassment (including sexual). We also continuously conduct independent HRDD of suppliers and monitor mandatory action plans, and provide training sessions, awareness campaigns and other engagement initiatives. As an example of continuous improvement, closer engagement with thematic focal points at sites increased adherence to action plans and advanced the inclusion of labor and social security obligations management in the process. Child, forced or compulsory labor GRI 408-1, 409-1 In 2025, no confirmed cases of child labor, young workers exposed to hazardous work or forced or compulsory labor were identified in Vale’s operations. However, significant risk1 related to the potential occurrence of child labor and young workers exposed to hazardous work has been mapped in operations and projects within the Iron Ore Solutions segment and at Vale Base Metals in Brazil, as well as among Brazilian and international suppliers. Furthermore, significant risk related to the potential occurrence of forced or compulsory labor has been mapped within the Iron Ore Solutions segment in operations and projects in Brazil, and among Brazilian and international suppliers. Vale Base Metals also reported significant risk among Brazilian suppliers. Partnerships and stakeholder engagement Vale works with strategic partners and stakeholders to enhance practices and strengthen the ecosystem for the promotion and protection of human rights. In 2025, we contributed to consultations for a report issued by the Global Commission on Modern Slavery and Human Trafficking, an organization chaired by a former prime minister of the United Kingdom. The document compiles global best practices on these salient issues—which are considered as high risk in the mining sector—and offers recommendations to governments, companies and civil society. During this cycle, Vale advanced its adherence to the Decent Work commitments of the National Pact to Eradicate Slave Labor (InPACTO), increasing from 70% (2022–2023) to 85% (2024–2025), moving from an associated company to institutional partner. Vale received particular recognition for initiatives it has developed to fulfill the commitment to promote information and communication actions to prevent forced labor. We also carried out campaigns in partnership with Childhood Brasil to combat the sexual exploitation of children and adolescents, which we estimate reached more than 6,000 people across 28 operations and projects in 23 municipalities in Brazil. In collaboration with Childhood Brasil, we also implemented the Large-Scale Projects Program at the Tamanduá Project, which is aimed at mapping the region to support targeted and intentional actions to combat sexual exploitation of children and adolescents from the project’s earliest stages. This collaboration also included awareness raising for a network of 600 people, diagnostics and coordination with local authorities (representatives of the protection network in Barão de Cocais and São Gonçalo do Rio Abaixo). 2025 Annual Report Overview Our risk management Performance Additional information 55 1 Residual risk of an operation or project that remains classified as “high” or “very high” even after the implementation of preventive and mitigating controls. Photo: Washington Alves Employees in the workshop at the Mar Azul Mine in Nova Lima, Minas Gerais, Brazil. Decent Work Caravan The Decent Work Caravan is a joint initiative led by the Human Rights, Labor Relations, Procurement, Legal and Whistleblower Channel teams, in partnership with the Brazilian Labor Ministry’s Regional Labor Office. The project is intended for Vale contract managers and inspectors as well as suppliers representatives, with the objective of raising awareness of human rights risks and strengthening the support network. In 2025, we held nine sessions, covering: ■ the Carajás Railroad and its new Tocantins River Bridge (Pará and Maranhão); ■ the Center-West Integration Railroad (Goiás and Mato Grosso); ■ Guaíba Island Terminal (Rio de Janeiro); ■ Paraopeba Complex (Mutuca, Minas Gerais); ■ COP30 (Pará); ■ Tubarão Complex; ■ Vitória–Minas Railroad (Espírito Santo) In all, these activities involved 164 companies and 820 participants.We also delivered a presentation on this subject at the Exposibram mining conference. For more information about Vale’s human rights policy, commitments and initiatives, click here. 2025 Annual Report Overview Our risk management Performance Additional information 56 Case study: Progress in supplier management By establishing dialogue, transparency and shared accountability with suppliers and partners, we seek not only to mitigate risks but also to foster more ethical and resilient relationships, and to protect and promote human rights across the value chain. The challenges are significant, given the scale and complexity of Vale’s value chain. We have advanced in integrating a human rights lens into different stages of supplier management, from the registration of new contracts onward, as well as in strengthening integration with processes in other areas, such as operational health and safety. We seek to identify and address deviations collaboratively with different areas of the Company, including Legal, Procurement, the Whistleblower Channel and Labor Relations, as well as with the suppliers involved. The priority is to prevent and resolve deviations, whenever possible avoiding contract terminations and impacts on workers, companies and the local economy. In 2025, we increased the share of high human rights risk suppliers with mitigation measures in place from 72% to 80%. These measures include independent human rights due diligence, training, and monitoring compliance with contractors’ labor and social security obligations. Independent human rights due diligence was conducted for 98 suppliers, including 129 workers' lodging. Actions were also prioritized with strategic suppliers, such as those responsible for construction and services for COP30, for the construction of the Center-West Integration Railroad and the Carajás Railroad’s new Tocantins River Bridge, and for security services providers in Vale’s operations and projects. In addition, we aimed to prioritize awarenessraising campaings, and accommodation (including supplier lodgings and shared housing) mapping and monitoring initiatives, along with the responsible teams. When deviations were identified, suppliers were engaged to implement corrective actions according to the level of urgency and criticality. Cases in which action plans were insufficient and required contract termination were carefully monitored, prioritizing compliance with labor legislation and the reduction of potential impacts on workers. Over the past two years, of the three partners included on the Brazilian Labor Ministry’s “Dirty List” of employers, two provided full clarification, agreed to participate in additional engagement initiatives and Vale’s human rights training, and implemented immediate measures and corrective action plans established and monitored by Vale. These actions avoided contract termination and demonstrated engagement between the parties and a commitment to ensuring decent work. In recognition of progress in its decent work-related commitments, the Institute for the National Pact to Eradicate Slave Labor (InPACTO) invited Vale to participate in the second annual InPACTO Forum to share best practices and challenges alongside other companies. Photo: Vale Archive Decent Work Caravan session with Center-West Integration Railroad workers. 2025 Annual Report Overview Our risk management Performance Additional information 57 3.2.2.2 People GRI 3-3, 2-7, 2-8, 2-24, 2-30, 202-1, 404-1, 404-2, 405-2, 406-1, 407-1 In 2025, we continued to enhance people management at the Company, with initiatives focused on employee training, development, professional growth, comprehensive care and well-being. The Cultural Journey remains the foundation for connecting strategy and day-to-day behaviors, as we strengthen active listening, expand career opportunities and broaden the Vale learning ecosystem. At the same time, we made progress in terms of diversity, equity and inclusion, delivering concrete results in gender equity and initiatives aimed at attracting and developing people in the regions where we operate. Highlights: ■ Engagement survey: 83% participation and 77% overall favorability rate. ■ 18,000 women in the workforce (December 2025) and 23% of senior leadership positions held by women ■ 45.1% of leadership positions in Brazil are held by people self-identifying as black. ■ Entry-level and learning programs supported the development of 3,100 people. ■ 340 integrated technical training courses, covering around 34,000 employees (75% of the target audience), with approximately 12,000 classes held. Our culture We believe culture enables and drives strategy. To achieve our ambition, we need a strong, consistent culture that that places people at the center, guides our decisions and shapes our behaviors. In this context, we began efforts to reshape our culture in 2019 and that journey has matured year after year. As the market evolved and our strategic priorities advanced, we recognized the need to keep writing new chapters in this story. For that reason, in 2025 we worked with the entire organization to redesign our cultural narrative—an essential step toward the future we want to build. To support this journey, we launched the Our Culture co-creation project, which consisted of 53 listening sessions, both in person and online, in Brazil and abroad. More than 1,200 people from all levels of the organization actively contributed to this process. Women represented 42% of participants, reinforcing the representativeness and diversity of the group. Our ambition and purpose remain central guiding principles, positioning culture as an enabler of strategy and shaping how we deliver it. By deepening the connection between strategy and culture, we aim to simplify the message across the organization and aim to further strengthen our model, ensuring consistency and clarity in both results and behaviors. This project resulted in an updated cultural narrative that reinforces our ongoing journey while simplifying and guiding the behaviors and decisions that will leverage our strategy and the achievement of our ambition. Engagement survey1 In 2025, we conducted a new cycle of our engagement survey, featuring a streamlined questionnaire designed to make the experience more objective and direct. This change contributed to record participation: 83% of employees shared their perspectives on culture, leadership, career development, well-being and belonging. The overall favorability rating reached 77%. The results point to opportunities for further progress and reinforce our commitment to continuous improvement. 2025 Annual Report Overview Our risk management Performance Additional information 58 1 Data on the Culture and Engagement survey does not cover the Vale Base Metals business. Vale’s favorability Vale’s favorability by pillar (2025) 79% 70% 72% 74% 93% Culture Leadership Career Well-being Belonging Culture: key behaviors (2025) 84% 73% 73% 78% 88% Obsession with safety and risk management Open and transparent dialogue Empowerment with accountability Sense of ownership Active listening and engagement with society Workforce GRI 2-7, 2-8 Workforce GRI 2-7 GRI 2-8 Countries Employees Contractors Brazil 57,045 104,420 Canada 7,234 4,553 Malaysia 402 1,099 Oman 454 625 Others 670 209 Total 65,805 110,906 Inclusivity At Vale, inclusivity forms part of our culture and the way we attract, develop and care for people. We are a talent-driven company, and inclusion is a strategic pillar that fosters a sense of belonging and a fair, safe environment where people can take pride in their identity and contribute their full potential. In 2025, inclusivity strategy was structured around three pillars: development, support and metrics. Between June and December, Vale carried out a cycle of development programs for some groups—black people, LGBTI+ people, women and people with disabilities. These programs focused on strengthening career ownership, expanding a sense of belonging and fostering a safe environment for exchange, learning and collective growth. Designed with accessibility in mind and supported by assistive technologies, the cycle reached 4,315 people and achieved an average Net Promoter Score1 of 90.3%. The programs targeted the following audiences: Women Black people People with disabilities LGBTI+ people 2,016 participants 1,229 participants 619 participants 451 participants 2025 Annual Report Overview Our risk management Performance Additional information 59 1Net Promoter Score is a survey performance indicator designed to measure the satisfaction of customers/participants. Women In gender equity, we aimed to advance through affirmative openings, intentional recruitment processes and exclusive development programs for women, expanding their participation in operational, technical and leadership roles. In 2025, we reached more than 18,000 women in our workforce—around 9,000 more than in 2019. Female representation now stands at 28.2%. The goal of doubling female representation from 13% to 26% was achieved in 2024, one year ahead of schedule. In senior leadership roles (director level and above), women’s share increased from 12.8% in 2019 to 23.1% in 2025. Over the same period, women’s share of total hires rose from 21% to 45%. The Company is a signatory to the Women’s Empowerment Principles formulated by UN Women and maintains gender awareness initiatives, anti-harassment actions and specialized support channels. Vale was recognized for its focus on gender equity. The Company was included in the Forbes ranking “World’s Best Companies for Women,” which assesses 400 companies from more than 36 countries. In 2025, Vale was one of six Brazilian companies listed, ranking 282nd. Black people We also sought to advance in racial equity. Since 2021, we have been striving to increase the representation of black people in leadership positions in Brazil. In 2025, 45.1% of our leadership was composed of black people. Reaffirming its commitment to racial equity, Vale maintained its membership in the Movement for Racial Equity (MOVER), which brings together 45 large companies in a collective effort to create 10,000 new leadership positions for black professionals. We also remain a member of the Pact for Racial Equity, an initiative that promotes transparent metrics and corporate accountability to accelerate inclusion and reduce structural inequalities. People with disabilities We strive to promote an equitable work experience by investing in accessibility and career development while combating ableism (that is, discrimination against people with disabilities). Vale continues to advance and remains above the legal quota level, with 5.5% of its workforce in Brazil composed of people with disabilities in 2025, corresponding to approximately 3,000 professionals across a wide range of roles. LGBTI+ We value diversity and promote respect and inclusion. In 2025, the first exclusive development cycle for this audience was held through the #souOrgulho program, marking an important milestone in the strategy. Vale achieved the highest possible score in the HRC Equidade BR survey, “Best Companies for LGBTQIA+ People to Work For,” an assessment that considers nondiscrimination policies, inclusivity governance, education, public commitments and inclusion monitoring. Combating harassment, discrimination and prejudice GRI 406-1 At Vale, we do not tolerate any form of harassment, discrimination or prejudice. We work to prevent and combat sexual harassment based on clear internal guidelines and policies, supported by consequence management, training, and internal and external communication campaigns. The Company encourages open and transparent dialogue between employees and leaders, and maintains a Whistleblower Channel that impartially investigates suspected violations of our Code of Conduct. Vale also offers the Respect Channel, which is operated by a specialized and independent team, for Vale employees and contractors, allowing them to report cases of psychological harassment, sexual harassment and discrimination in Brazil and Canada. Read more in Ethics and compliance. Since 2023, in compliance with Brazilian Federal Law 14,457 of 2022, we have provided mandatory training on preventing and combating sexual harassment in the workplace to all Vale employees in Brazil and conducted communication campaigns in all regions where we operate, reinforcing our zero-tolerance stance toward any form of harassment. Talent attraction and development GRI 2-24, 404-1, 404-2 Our talent attraction strategy contributes to more sustainable, efficient and innovative operations. It also seeks to prepare the Company for a shortage of skilled labor by strengthening our appeal to new generations. In the regions where we operate, especially Pará and Maranhão, we aim to foster local development. For the second consecutive year, the Trainee Program was designed to advance the training of professionals from these regions, aligned with the aim of contributing to community progress and expanding opportunities. In 2025, we celebrated the internal promotion of 1,495 employees, reflecting our ongoing investment in professional growth and in recognizing the people who build our Company. We undertook a project aimed at providing a humancentered relocation experience for employees impacted by organizational restructuring, bringing together care, transparency and career guidance. The initiative, called Charting New Paths, enabled the internal relocation of around 91% of affected employees. It included individual mentoring, customized training, more flexible eligibility criteria and active support throughout selection processes, ensuring an inclusive journey tailored to each professional. 2025 Annual Report Overview Our risk management Performance Additional information 60 To support employability in communities, we conducted the “Stand Out” program, both in person and online, offering guidance on producing resumes and participation in selection processes. The program reached approximately 2,000 people. In 2025, Vale further modernized its selection processes by incorporating generative artificial intelligence to automate key stages of the recruitment process. The initiative involved 13 recruiters and used Microsoft Copilot to automate operationally intensive stages, such as organizing profile alignment information and drafting post-interview assessments. Through a pilot project it generated significant efficiency gains, with the time required to draft assessments reduced by approximately 53%, while the systematization of profile alignment information became 27% faster. These results allowed teams to devote more time to qualitative analysis and to engage with leaders and candidates, while increasing the consistency of information throughout the process. This initiative underscores the potential of artificial intelligence as an accelerator of productivity and accuracy, while strengthening strategic decision-making in talent attraction and selection. Valer learning ecosystem1 Promoting learning and people development means consolidating an integrated knowledge environment, connecting practices that foster both technical and behavioral development. The goal is to build highperformance teams with clear roles and who are aligned with organizational strategy. Our approach to learning aims to ensure that all employees are qualified to perform in their current roles and are prepared to support the mining of the future with safety, excellence and sustainability. In 2025, through our Young Apprentice, Vocational Training, Internship, Trainee and Job Market Preparation programs, we contributed to the development of 3,100 people. In partnership with public institutions and civil society organizations, we implemented a technical training strategy to strengthen entry-level programs, prioritizing regions facing social challenges and shortages of skilled labor. The Vocational Training Program had 806 participants and an 81% hired by Vale in 2025. It is exclusive to residents of the regions where Vale operates and supports local employability and gender equity, with 440 women graduating in 2025. In the Young Apprentice Program, we had 1,513 young participants (60% in technical courses), and 22% were hired by Vale after completion. The program includes biopsychosocial support and focuses on the inclusion of young people in vulnerable situations. The Trainee Program, aimed at developing talent from Pará and Maranhão, had 48% female participants and 77% self-identifying as black. During the year, the program received a “Ser Humano” (“Human Being”) award from the Pará branch of the Brazilian Human Resources Association and a people management award with a rating of 8 out of 10 from the Brazilian Congress on Training and Development. We also launched the Engineering Trainee Program, which attracted 28,000 applicants for 25 positions. Women made up 68% of those selected. The program includes around 50 learning experiences, including mentoring, job rotations, English acceleration and scientific immersions, to prepare professionals for port and railroad operations in Maranhão, Pará, Espírito Santo and Minas Gerais. The Internship Program had more than 1,500 participants in 2025, an increase of approximately 25% compared to 2024.Vale hired 16% of these interns in 2025. The Job Market Preparation Program trained 138 people in Pará and Rio de Janeiro through short-term courses for positions such as boilermaker and warehouse clerk. Leadership development journey The leadership development journey is designed to prepare leaders worldwide to act in alignment with Vale’s strategy, strengthen the organizational culture and expand delivery capacity. Each leadership level presents its own challenges and complexities. For this reason, the journey was structured differently for talent and staff on the path to first-time leadership, coordinators, managers, general managers, directors and Executive Committee members. The learning architecture follows the 70–20– 10 model, combining hands-on experience (70%), social interactions (20%) and formal learning (10%). The program is organized around two pillars: ■ Main Track: consisting of essential in-person and/or online experiences, featuring core themes directly connected to the strategic priorities of each leadership level ■ Complementary Track: made up of optional development opportunities that explore specific topics in greater depth, selected based on individual interests, career stage and current development needs. The journey’s design is grounded in the Vale Leadership Model, Ram Charan’s Leadership Pipeline, the Vale Production System (VPS) and contemporary trends in executive development. 2025 Annual Report Overview Our risk management Performance Additional information 61 1 This data does not include the Vale Base Metals business. In 2025, the pilot involved 766 participants in a hybrid format, delivered across five Brazilian states (Pará, Maranhão, Minas Gerais, Rio de Janeiro and Espírito Santo) and two countries (Oman and Malaysia), achieving high Net Promoter Scores and strong engagement results across different initiatives. Technical training and operational discipline1 Guided by evolution as a cultural value, we structured our Technical Training Model to integrate topics into unified learning paths designed for the technical and operational workforce. There are now approximately 340 integrated paths, covering around 75% of the target audience of 34,000 employees. In 2025, we offered around 12,000 classes for critical roles, such as mechanics, operators, conveyor maintenance technicians, electricians and welders. This effort helped reduce technical gaps and contributed to a decrease in accidents in our operations. In 2025, employees completed 359 certifications with external bodies, reinforcing high qualification standards. Technical expertise In 2025, the Technical Expertise Program continued its 2024 pilot, focusing on the technical development of specialists (engineers, geologists and analysts) through learning applied to solving real business challenges. The program involved 95 participants, 49% of whom were women. It included 47 learning initiatives and totaled 7,748 hours of development. The topics covered included mineral processing, metallurgy for pelletizing, stochastic planning and plant operations. Learning recognition In 2025, Vale’s education arm, Valer, was recognized for its integrated learning strategy, receiving a Degreed Visionary Award and a Silver Global CCU2 Award. It was also recognized at the Brazilian Congress on Training and Development for its young talent development practices in Pará and Maranhão. According to the 2025 Dream Career Survey, Vale ranks among the 10 most attractive employers for Brazilian professionals. Photo: Vale Archive Training hours GRI 404-1 Training hours GRI 404-1 Job category Average training hours in 2025 Director 9.4 General Manager 18.4 Manager 30.6 Technical Manager 16.6 Coordinator 72.7 Supervisor 97.9 Technical Specialist 20.4 Administrative Staff 45.2 Operational Staff 85.0 Professional Technician 30.3 Overall average 70.6 Performance evaluation is part of the annual People Development Cycle and reflects each employee’s development journey, including ongoing conversations and feedback throughout the year. The evaluation considers both the results achieved and the way key behaviors were demonstrated. Remuneration and labor practices GRI 405-2 Vale complies with the local minimum wage established by law. Our compensation practices are supported by a structured governance framework based on technical criteria, performance and market best practices, and include continuous monitoring of internal equity. 2025 Annual Report Overview Our risk management Performance Additional information 62 1 This data does not include the Vale Base Metals business. 2 Global Council of Corporate Universities. To analyze remuneration by gender1, we compare annual average pay, including fixed and variable components and other comparable forms of remuneration2, applying internationally recognized methodologies and national legislation. The comparison between 2024 and 2025 showed the following results: (i) in senior leadership, the ratio of female to male pay decreased from 94% to 89%; (ii) in middle management, the ratio remained at 87%; and (iii) in non-managerial roles, the ratio decreased from 103% to 101%. The latter group continues to show no significant differences and remains the level with the greatest gender balance, representing 88% of our workforce. All employees are paid a living wage3, according to an external assessment by Business for Social Responsibility (BSR) in 2024, which is based on the Wage Indicator benchmark and projected 2025 compensation, and aligned with the UN Global Compact’s Living Wage Movement and Ambition 2030. The Company also prohibits deductions that could result in employees becoming indebted. For senior leaders the compensation policy seeks to align with international practices and includes ESG metrics linked to Executive Committee remuneration. Union relations GRI 2-30, 407-1 Vale maintains positive relationships with labor unions in all the countries where it operates and seeks to resolve conflicts through regular meetings and discussions with representatives of these organizations. Freedom of association is respected, and our actions are guided by Vale’s Code of Conduct, local labor laws, the eight Core Conventions of the International Labor Organization (ILO) and the guidelines of the Organization for Economic Cooperation and Development (OECD). When local legislation in a country where we operate restricts this right, we maintain dialogue with equivalent worker organizations. Collective bargaining Collective bargaining is an ongoing practice in most of the countries where we operate, and 95% of our employees are covered by collective agreements. The number of employees who voluntarily join unions has increased. In Brazil, 100% of employees are covered by collective bargaining agreements involving 12 unions, and more than 15,000 employees voluntarily belong to the unions that represent their roles. 3.2.2.3 Safe operations GRI 3-3, 403-9, 403-10 Safety is a core value at Vale and guides decisions, processes and behaviors across the Company. In 2025, we reaffirmed our commitment to putting life first, strengthening operational discipline, enhancing risk management and reinforcing a culture in which each person plays an essential role in preventing incidents. The Safety and Operational Excellence Department defines the technical health, safety and operational risk policies and guidelines within the Vale Production System (VPS), acting as the second line of defense in the Company’s risk management framework. To become a leading company in safety, our strategy is anchored in three pillars: ■ Prevention of injuries and chronic illnesses ■ Prevention of fatalities ■ Prevention of catastrophic accidents. Comprehensive health management Committed to the comprehensive health of its workforce, Vale develops initiatives aimed at promoting the health of employees and contractors, both inside and outside Company sites. These initiatives are aligned with local legal requirements, the agenda of the World Health Organization and the UN Sustainable Development Goals (SDGs). 2025 Annual Report Overview Our risk management Performance Additional information 63 1 Methodological note: Total compensation includes the provisioned amount of short-term variable compensation, in accordance with the methodology used in our Management Report. Unionized employees in Canada were not included in this pay comparison analysis, as their compensation structures are governed by specific agreements in that country. 2 The current overall difference reported is 7 percentage points. 3 Paying a living wage means providing the amount necessary to ensure a decent standard of living for workers and their families, taking into account the circumstances of each country and calculated based on work performed during regular working hours. To mitigate the risk of occupational injuries and chronic diseases, in 2025 we implemented projects and control measures to address gaps identified in activities classified as having high and very high ergonomic risks, particularly in mining, processing plant, port and railroad operations—where higher rates of medical absenteeism due to musculoskeletal disorders have been observed. Each Vale site is required to have a formal Ergonomics Program in place that defines how ergonomic risks are managed, in order to structure, maintain and monitor actions and programs aimed at eliminating or reducing these risks. This approach seeks to strengthen safety, occupational health, comfort and the productivity of our employees. Caring for mental health also remained a priority in 2025. Currently, mental health conditions are the second leading cause of leave at Vale, second only to musculoskeletal disorders. To reduce these impacts, the Mines for Minds emotional health program progressed during the year through the implementation of intervention plans focused on areas identified as having the highest rates of leave. Data integration enabled preventive action and the provision of additional psychosocial support to around 4,400 employees. Obsession with safety and risk management The importance of this topic to Vale goes beyond regulatory compliance. To drive our cultural evolution, we have committed to eliminating fatalities and promoting an increasingly safe environment. Accordingly, Vale developed the Safe Behavior and Organizational Development Strategy, which includes, among other initiatives, the Lead with Safety Program, aligned with the Vale Way of Leading. A key achievement was the training of 92% of leaders across all levels, involving more than 3,400 participants. Launched in 2022, the initiative aims to develop competencies related to safe decision-making, leading meaningful safety conversations, and understanding the impact of behavior on performance and on fostering a prevention-oriented culture. In 2025, we began rolling out the program to leaders of contractor companies, strengthening shared standards of care across the value chain. Critical Risk Management to save lives Critical Risk Management (CRM) is a methodology focused on managing risks that pose a direct threat to life during the execution of tasks. Critical controls are physically verified in the area where the activity will be carried out before work begins. Through CRM, it is possible to identify, recognize and control these risks, contributing to the preservation of life and operational safety. CRM aims to enable the identification, understanding and management of these risks, contributing to the preservation of life and safety in operations. The verification of critical controls is carried out physically, in the area where the activity will be performed, before starting the work. In 2025 Vale advanced the rollout of CRM through an implementation strategy supported by ongoing change management initiatives to reinforce life-first behaviors. These efforts focused on engaging maintenance personnel within the Operations Vice Presidency in Brazil and on training leaders and occupational safety professionals within the Operations Vice Presidency in Brazil, Oman and Malaysia, as well as in capital projects and corporate functions. Initiatives are underway to sustain and expand the application of this methodology in areas where it has already been implemented. Further expansion is planned for 2026. More than 40,000 employees and contractors impacted More than 14,000 maintenance workers have carried out verifications More than 2,000 leaders and 1,000 safety professionals trained More than 330,000 verifications conducted More than 3.5 million controls verified Response readiness Vale also strives continuously to be prepared to respond immediately and effectively to undesirable events, serving as the final barrier to mitigate impacts should such events occur. Emergency response, crisis management and business continuity plans are developed, updated and structured based on the risks inherent to operations, with the objective of minimizing personal, environmental, social and institutional impacts. In 2025, in addition to geotechnical drills to test Mining Dam Emergency Action Plans, more than 400 drills were carried out across different business areas. These covered scenarios involving industrial emergencies, operational disruptions and/or corporate crises. The drills generated improvement action plans, which are monitored by leadership to promote the continuous advancement of response capabilities. Vale also progressed in response technology and protocols, including the certification of a biodegradable fire-extinguishing agent sourced from the United States as an innovative firefighting resource. This product offers greater operational efficiency by rapidly reducing temperature, mitigating environmental impacts, lowering water consumption and reducing waste generation during firefighting efforts. 2025 Annual Report Overview Our risk management Performance Additional information 64 Another major advancement was the unification of the emergency number across operations in Brazil. A dedicated telecommunications solution eliminated barriers associated with different area codes, allowing calls originating from Vale sites to be automatically routed to the nearest response center. These and other findings from 2025 will serve as the foundation for continuous improvement plans, already incorporated into our strategic objectives for 2026, underlining Vale’s commitment to the ongoing enhancement of its prevention and response processes. Health and safety targets Target Performance in 2025 (comparison with 2024) I. Eliminate fatalities. 3 25% reduction II. Reduce N1+N2 events compared with the previous year’s result. 14 22% reduction III. Reduce the number of exposures to major health risk agents by 50% by 2025, compared with 2019. 8,5121 7.5% reduction IV. Eliminate all risks classified as “Very High” for health, safety, the environment and communities. 102 37.5% reduction Accidents and fatalities GRI 403-9, 403-10 In 2025, Vale recorded three fatalities at its operations (N1 events). All cases involved contractors. Two occurred in Serra Norte, Parauapebas (Pará), and one at the Teluk Rubiah Maritime Terminal (TRMT) in Perak, Malaysia. Vale, together with the contractor companies involved, provided unconditional support to the families and conducted thorough investigations to identify the causes and contributing factors to the accidents, in addition to implementing initiatives aimed at preventing future occurrences. Achieving zero fatalities is a priority and one of Vale’s greatest challenges. Although the path is long, we have made important progress: compared with 2024, the number of N1+N2 events in 2025 declined by 22%. N1 - Fatalities N23 - High-potential recordable injuries 5 1 4 3 2022 2023 2024 2025 11 15 14 11 2022 2023 2024 2025 N3 events – Medical treatment, first aid and other high-potential events 6,641 82,126 299,883 368,867 2022 2023 2024 2025 2025 Annual Report Overview Our risk management Performance Additional information 65 1 Target achieved in 2023. By 2025, it was reduced by 63% compared to the 2019 baseline. 2 It is important to note that risk management is dynamic, impacted not only by risk reduction but also by the monitoring of protective barriers and the identification of risks arising from new operations and processes implemented in operational areas. Of particular note is the maturity achieved in the management and treatment of “Very High” risks, supported by the diligent establishment and monitoring of treatment and contingency strategies for these risks. In 2025, there was a 94% reduction compared to the 2023 baseline. 3 GRI 2-4 Historical N1 and N2 values were revised due to adjustments to the counting methodology, aligned with market practices. Encouragingly, the number of N3 events increased by more than 20% compared with the previous year, reflecting stronger prevention, investigation and learning practices. This increase indicates that we are identifying and addressing hazards more effectively, enabling more stringent preventive action focused on avoiding the occurrence of N1 and N2 events. Total Recordable Injury Frequency Rate (TRIFR)¹ 1.59 1.28 1.75 1.07 1.85 1.21 1.46 1.47 1.58 Contractors Employees Vale 2023 2024 2025 Community safety GRI 203-1, 413-1, 413-2 Vale continues to advance in its cultural transformation journey, with a focus on reducing risks that affect the safety of people in the regions where it operates. Community safety is a central pillar of the Company’s commitment to putting life first and to prioritizing safety, respect and integrity in all interactions with local stakeholders. Since 2022, we have been committed to a 40% reduction by 2027 in the number of accidents involving community members near our iron ore operations that lead to fatalities or life-changing injuries. In 2025, 106 accidents involving community members were recorded in the Iron Ore Solutions segment, 12 of which unfortunately resulted in fatalities. Even so, this represents a 33% reduction in the accident rate for this type of event (fatalities or lifechanging injuries) compared to the previous year, and a 25% decrease compared to the 2022 baseline, representing progress toward the Company’s commitment. 1 In 2025, most events continued to be associated with collisions on public roads involving vehicles providing services to Vale (suppliers) and private vehicles. The remaining cases include pedestrian accidents on rail lines and other incidents resulting from unauthorized access to the Company’s operational areas. The results achieved in 2025 reflect the successful implementation of structural measures based on an indepth diagnosis of the root causes and contributing factors of accidents identified between 2022 and 2025 period. Key actions include: ■ Strengthening control barriers through the incorporation of community safety into internal standards, in order to reinforce suppliers’ obligations and expanding operational integration ■ Intensifying awareness campaigns in regions with a higher incidence of accidents involving communities and suppliers ■ Reviewing the Integrated Community Safety Process seeking to promote greater engagement from operational areas and strengthening preventive efforts in operations with a higher number of recorded events ■ Conducting multidisciplinary event analysis and defining corrective action plans following accidents ■ Engaging institutionally with suppliers to promote a coordinated agenda aimed at fostering a culture of safe behavior in the regions where we operate, preventing and mitigating identified negative impacts, promoting a safety culture among employees and contractors, and engaging communities in solving problems. Vale remains fully aware of the seriousness of the issue, and is committed to continued action and improvement. We will continue to work collaboratively with communities, public authorities, suppliers and other companies operating in these regions to foster a culture of risk prevention and reduce the frequency of accidents in communities. Records of community safety incidents2 2022 2023 2024 2025 % change (2022/2025) Fatalities + lifechanging injuries Iron Ore Solutions 24 26 27 18 -25.0% Vale Base Metals 1 5 4 1 0.0% Total Vale S/A 25 31 31 19 -24.0% Total events involving injury to community members Iron Ore Solutions 73 102 112 106 45.2% Vale Base Metals 18 22 12 6 -66.6% Total Vale S/A 91 124 124 112 23.1% 2025 Annual Report Overview Our risk management Performance Additional information 66 1 GRI 2-4 Historical TRIFR values were revised due to adjustments to the methodology used to calculate hours worked, in alignment with market practices. 2 GRI 2-4 Events resulting from suicide are not included. For reporting purposes, since 2024 we have included all events that occurred during the execution of Vale’s activities. In previous years, events for which Vale did not have the formal right and responsibility to ensure that its health, safety and environmental requirements were implemented and complied with were not included in the calculation. The years prior to 2025 have been adjusted to match the format of the 2025 data for comparability. Case study: Recognized operational excellence In 2025, Vale was awarded the Shingo Prize—one of the leading global benchmarks for operational and organizational excellence—for the first time in Brazil. The Carajás Railroad’s Wheelset Exchange and Maintenance Center (known by its Portuguese initials, CTMR) earned a Silver Medallion after approximately a year and a half of work, which began in December 2023 and concluded with the award in 2025. The process involved a rigorous assessment of technical results, safety performance, leadership behaviors and cultural maturity. CTMR was selected as the pilot site due to its strong management foundation, engaged leadership and consistent performance track record. More than 500 professionals from different areas were mobilized, with support from consulting firm Gati, an affiliate of the Shingo Institute in Brazil. The Shingo journey was integrated into the evolution of the Vale Production System (VPS), reinforcing operational, organizational and cultural excellence. The focus was on transformation sustained by behaviors, including the adoption of Key Behavioral Indicators (KBIs) to guide decision-making, complemented by Key Performance Indicators (KPIs) and strengthening leaders’ role as Gemba1 coaches, educators and facilitators. Implementation also required reviewing processes and routines, increasing leaders’ time in the field, improving workflows, strengthening quality at the source and consolidating simple, systematic problem-solving practices. CTMR’s results were significant across the areas evaluated by the Shingo Institute. Between 2021 and 2025, annual material consumption costs decreased from USD 17.5 million to USD 14.9 million; the average cost per wheelset fell by 27%; train waiting time declined 75%; and production increased from 2,500 to 4,000 exchanges per month. Fleet stability was 98% for 10 consecutive months, with no N1 or N2 accidents recorded, and team engagement was 83%, as measured by Shingo Insight surveys. CTMR’s success has driven the expansion of this journey, with the Brucutu Mine and Pelletizing Plant 8 now progressing toward future evaluation cycles. Carajás Railroad (EFC) Track Replacement and Maintenance Centre, in São Luís, Maranhão, Brazil. Photo: Ricardo Teles. 2025 Annual Report Overview Our risk management Performance Additional information 67 1 On-site visits defined as direct observation at the actual place where work is performed, conducted to identify operational risks and improvement opportunities. 3.2.2.4 Communities and regions GRI 3-3, 2-23, 2-29, 3-3, 201-1, 203-1, 413-1, 413-2 We recognize that our activities may generate impacts on communities and the environment. To strengthen our relationship with communities neighboring our operations, as well as with society at large, we have adopted a Social Performance Model grounded in responsible management of the risks and impacts of our activities and supporting regional development. This model fosters community leadership, establishes respect for human rights as a non-negotiable principle and helps to facilitate compliance with legal requirements, while also considering the specific social and cultural conditions of each location. Through engagement with communities and other stakeholders, we seek to build an environment of respect and trust, promoting dialogue and active listening and incorporating local perspectives to help improve our processes and decision-making. We engage with: 1,296 local communities (90.3% in Brazil) 92 traditional communities in Brazil, including 63 associated with exploration operations and projects, and 29 associated with the Brumadinho reparation process 27 Indigenous Peoples in Brazil, Chile, Peru and Canada, including two associated with the Brumadinho reparation process Engagement with local communities GRI 2-23, 2-29, 3-3, 203-1, 413-1, 413-2 Worldwide, Vale has relationships with 1,296 local communities, including 1,170 in Brazil. Within this group, certain communities are prioritized according to a methodology that considers factors such as exposure to risk, impact and the nature of the relationship. This prioritization guides the definition of the engagement strategy and the implementation of Community Engagement Plans. These plans create structured spaces for dialogue and the joint development of actions, which are systematically monitored by community relations professionals and by the communities themselves, resulting in communities that are mobilized, informed and engaged. In all, 328 Community Engagement Plans were implemented in 2025, including 315 in Brazil. Community engagement enables the sharing of information about projects, risks and impacts, while also helping us understand local perspectives, identify opportunities to support regional development and incorporate contributions into company decisions. Globally, all our operations have an established process for engagement with neighboring communities. In 2025 – a year ahead of schedule – we met our commitment to have Community Engagement Plans in place for 100% of our 1471 high-priority communities in Brazil. Country / Indicator Local Communities 2 Indigenous Peoples Traditional Communities Community Engagement Plans Brazil 1,170 13 92 315 Oman 33 — — 2 Malaysia 6 — — 3 Canada 71 11 — — Peru and Chile 13 3 — 6 Japan 2 — — 2 Wales 1 — — Total 1,296 27 92 328 2025 Annual Report Overview Our risk management Performance Additional information 68 1 Communities are prioritized annually, based on an analysis of risk, impact and relationship dimensions (prioritization methodology). For the 2026 commitment, the 2025 baseline is considered (excluding Vale Base Metals). 2 Does not include communities involved in the Brumadinho reparation process. Photo: HB Audiovisual “Oriará – Art and Education in Movement” exhibition. Regional development We strive to support the development of the regions where we operate. We employ participatory planning approaches that engage a range of stakeholders, including communities and the public authorities. Technical support is provided by field teams and institutional partners such as the Vale Foundation, Vale Cultural Institute and Vale Volunteers Network. Our systemic perspective on each region is structured through an integrated strategy built on two pillars: Regional Governance and Regional Action Plans. This approach connects the different company areas operating in each region, enabling decision-making aligned with the guidelines of our Social Performance Model. 2025 highlights ■ Expansion of the Land Tenure Reform Program in northern Brazil, in partnership with the National Agrarian Reform Agency (INCRA) and the Ministry for Agrarian Development and Family Farming, focused on promoting legal certainty and conflict mediation. See more at Land use conflict session ■ Return and monitoring of families affected by involuntary resettlement processes resulting from emergency evacuations related to of the decharacterization of upstream dams, with a focus on restoring infrastructure and livelihoods. Learn more at Involuntary Resettlement session ■ Integration of future-use initiatives, aimed at creating social, environmental and economic legacies after mining has ended. For more information, see the Future Use session. Taxes We recognize the profound social and economic impact of our activities on the regions and communities where we operate. We view the payment of taxes not only as a legal obligation but also as a socioeconomic contribution. The taxes we pay support economic growth at local, national and global levels. As a company with a global presence, we are subject to numerous tax obligations. In 2025, we paid USD 5.2 billion in taxes in the jurisdictions where we operate. For more information, see our Tax Transparency Report. Social and environmental expenditure GRI 203-1 In 2025, Vale invested USD 1.7 billion in social, environmental and institutional initiatives, including those related to Brumadinho. Of this total, USD 0.8 billion was allocated to environmental initiatives, particularly involving environmental liabilities and water resources. Around 70% of these initiatives corresponded to mandatory investments, while 30% were voluntary investments. A further USD 0.8 billion was directed to social and institutional initiatives, focusing on infrastructure and mobility, job and income generation, traditional communities, Indigenous Peoples and health. Of the total allocated to social initiatives, 23% was directed toward voluntary investments, institutional engagement and operational impact management (USD 195 million), 35% was allocated to meet mandatory obligations (USD 291 million) and 42% was financed through tax incentives1 (USD 351 million). 2025 Annual Report Overview Our risk management Performance Additional information 69 1 Incentivized resources come from tax waivers, where the government waives its right to receive the resource as a tax payment and allows companies to direct it to projects for public benefit, through Incentive Laws such as the Federal Law on Cultural Incentives (used in this case). 351 Social 23% 35% 42% Voluntary and institutional relationship Mandatory Tax-deductible spending Environmental 30% 70% Voluntary Mandatory Value Generated and Distributed (USD million) GRI 201-1 North America except Canada Canada South America except Brazil Brazil Europe Africa Middle East Asia Oceania Total Revenues — 1,906.1 — 3,143.6 28,176.6 — — 5,177.1 — 38,403.4 Direct Economic Value Generated — 1,906.1 — 3,143.6 28,176.6 — — 5,177.1 — 38,403.4 Operational costs — 3,219.7 0.2 12,505.7 5,404.5 — 211.1 714.1 — 22,055.1 Employee salaries and benefits 0.5 778.8 — 2,363.6 36.9 — 35.4 77.4 — 3,292.6 Research and Development 2.9 111.3 16.2 499.2 21.9 — 7.1 34.0 0.5 693.1 Payments to capital providers 462.9 66.8 — 3,956.4 104.9 — — — — 4,591.0 Payments to government 3.5 (232.0) 2.6 5,408.0 (22.0) — 9.7 (7.8) 0.2 5,162.1 Environmental Expenditures — 141.3 0.3 678.1 — — 2.6 4.9 — 827.2 Social Expenditures 1.4 3.0 5.7 821.8 — — 2.4 2.7 — 837.0 Distributed Economic Value 471.2 4,089.2 24.8 26,232.7 5,545.9 — 268.4 825.3 0.7 37,458.1 Accumulated Economic Value (471.2) (2,183.1) (24.8) (23,089.1) 22,630.7 — (268.4) 4,351.9 (0.7) 945.3 Sharing Program and local procurement In 2025, strengthening local economies remained at the center of Vale’s efforts, directly contributing to job and income generation in the regions where the Company operates. In Brazil, 59% of purchases were made from suppliers based in the states where Vale operates, helping to retain revenue locally and stimulate local value chains. More than 125 business networking sessions and meetings were held with trade associations across the country, expanding opportunities and strengthening local capabilities. In partnership with suppliers, Vale also delivered socioeconomic development initiatives through the Sharing Program. This program is designed to encourage our supply chain to contribute to social progress in the regions where Vale operates. In 2025, 1,387 initiatives were carried out by 204 suppliers, involving approximately USD 7 million in investments nationwide. The Sharing Program celebrated its fifth anniversary in 2025. Since its launch, more than USD 21 million has been invested in training, apprenticeship programs, the provision of inputs and other initiatives. Education, health and income generation We believe that collaboration between the private sector and government authorities is essential to promoting sustainable social development in the regions where we operate. These strategic partnerships leverage resources, technical expertise and implementation capacity, and support the protection of rights such as education, health, income generation and social inclusion. By joining forces, companies and governments strengthen public policies, expand the impact of social projects and promote greater legitimacy and transparency in their actions, creating a collaborative ecosystem that benefits communities. Through the Vale Foundation, we seek to strengthen public policies that promote quality of life and safeguard fundamental rights. Our efforts are based on the principle that autonomous and resilient communities are essential to sustainable regional development and the creation of shared value. Based on this commitment, we establish partnerships with municipal governments and local government departments, aiming to prioritize systemic initiatives in health, education and income generation, always aligned with local needs. 2025 Annual Report Overview Our risk management Performance Additional information 70 195 291 USD 250.0m USD 577.2m In health, we seek to expand access to primary care, support the public health network and train professionals, contributing to disease prevention while reducing demand for complex care. In education, we strive to develop initiatives focused on full literacy, teacher training and the promotion of inclusive and representative learning, seeking to strengthen municipal school systems and mobilizing school communities. In income generation, we support social businesses and local value chains, fostering economic autonomy and food security. In 2025, these actions were implemented in 43 municipalities, reaching around 3 million people. A total of 824 health and social assistance facilities were supported and more than 13,000 health and education professionals were trained, benefiting 1,541 schools and over 108,000 students. In addition, 24 social enterprises received support, impacting 1,094 people across different regions. The impact throughout the year can also be seen in public indicators: 146,307 people in vulnerable situations gained access to primary care in the 40 municipalities covered by our health projects; a decline in the school dropout rate was observed in 15 of the 19 municipalities with active school outreach projects; improvements were achieved in reading fluency rates in 96% of the municipalities where the Vale Foundation operates around our Northern Corridor operations (Pará and Maranhão). UNICEF certification partnership Since 2023, Vale and the Vale Foundation have partnered with UNICEF on a certification scheme called Selo UNICEF. This is one of the largest initiatives to strengthen public policies for children and adolescents in Brazil. The partnership covers eight states in the Brazilian Amazon, benefiting 560 municipalities. In the cycle that began in 2025, Vale’s partnership with UNICEF contributed to a review of the scheme’s methodology, incorporating support to help municipal governments bring their Childhood and Adolescence Funds into compliance with applicable requirements. The partnership has been instrumental in enabling participating municipalities to advance the rights of children and adolescents through stronger public policies and improved social indicators. In 2025, 247 municipalities in the Brazilian Amazon were certified—a record for the region. In 2025, the partnership with Selo UNICEF was progressed through Vale Base Metals, with a focus on strengthening the local child and adolescent protection system and advancing educational and community initiatives in municipalities such as Parauapebas, Canaã dos Carajás and Ourilândia do Norte. The program works in collaboration with schools, municipal governments and local protection networks in an effort to strengthen institutions, raise public awareness and enhance prevention and response mechanisms, with special attention to preventing sexual violence. Together Against Poverty program GRI 203-1 In line with its social commitment to support 500,000 people in overcoming extreme poverty, Vale coordinates the Together Against Poverty program. This initiative brings together companies, social organizations, academia, civil society representatives and government authorities to strengthen public policies and create a lasting legacy for the regions involved. Based on an approach that recognizes poverty as a multidimensional phenomenon, five dimensions are considered: income, education, health, nutrition and infrastructure. A multidimensional family monitoring methodology is implemented through the development of personalized action plans, designed jointly with each family to address identified challenges. Over a 24-month, period families receive support in implementing these action plans in partnership with government agencies and local organizations. Regular monitoring helps guide the efforts of both families and the network of partners. Currently, around 60,000 people participate in initiatives, primarily in the states of Pará and Maranhão. Approximately 14 companies have contributed funding for activities in these regions, totaling more than USD 5.37 million since the program began. Supporters include BNDES, EGTC, Enesa, the Banco do Brasil Foundation, Ápia, the Equatorial Institute, Logicalis, Michelin, Hatch, MIP, Plamont, Sotreq, U&M and Wheaton. Private-sector partnerships play a key role in leveraging resources. To leverage these efforts and ensure transparency for donors, Vale established a Philanthropic Fund in 2024, managed by the São Paulo-based Institute for the Development of Social Investment. In 2025, the fund was also launched internationally at an event held at the New York Stock Exchange, further expanding its fundraising capacity. 2025 Annual Report Overview Our risk management Performance Additional information 71 Photo: João Ricardo Januzzi The Embroidering Peace Project, carried out since March 2023, transforms art into opportunity, expression and recognition of local memories. Include Together campaign GRI 203-1 The Vale Volunteers Network is a collaborative platform that connects people committed to transforming lives through volunteering. Created in 2004, Vale’s volunteering program currently has more than 7,800 registered volunteers and operates through 28 regional committees across six states— Pará, Maranhão, Bahia, Espírito Santo, Minas Gerais and Rio de Janeiro. These committees, made up of Vale employees, plan, mobilize and implement social initiatives to support Vale’s commitment to citizenship, sustainability and community development. Aligned with the Together Against Poverty program, in November 2025 the Vale Volunteers Network launched the Include Together campaign, an unprecedented and strategic initiative to promote social inclusion through access to assistive devices. The campaign involved 24 partner organizations, which contributed in complementary ways, either by mobilizing their networks or making direct donations. This joint effort resulted in more than USD 19,000 raised through the Vale Volunteers Network website, in addition to a USD 179,000 matching contribution from Vale. These figures reflect not only capacity for social mobilization, but also a shared commitment to improving the quality of life of people with disabilities supported by the extreme poverty reduction program. 2025 Annual Report Overview Our risk management Performance Additional information 72 Case study: Serra Pelada: Memory and community resilience Serra Pelada is one of the locations participating in the Together Against Poverty program. Located around 4 km from Vale’s Serra Leste operations, in the municipality of Curionópolis, Pará, this community holds a distinctive place in Brazil’s history. A 2022 census conducted in Serra Pelada found that 37% of families were living in extreme poverty. Based on this assessment, the Multidimensional Family Support Program was implemented in 2024 and it now serves 275 families, totaling 709 people. Action plans are developed jointly with each household to provide access to rights and essential services across the program’s five dimensions. The process includes regular visits and systematic monitoring, conducting a continuous assessment of families’ progress and the support needed to secure their rights. Vale uses the Multidimensional Poverty Index (MPI), an internationally recognized methodology to support evidence-based decisions. The index enables the selection of poverty dimensions and indicators and facilitates the monitoring of poverty reduction strategies’ effectiveness. In Serra Pelada, the index showed significant progress in the income, health and nutrition dimensions in the latest monitoring round, in November 2025—a result achieved through community mobilization, coordination with public policies and the integrated implementation of initiatives in the region. Based on the principle of network-based action, different initiatives operate in a complementary manner. The Vale Foundation facilitates securing universal rights, focusing on health, education and social protection, through projects such as Literacy Tracks and the Health and Social Protection Cycle. At the same time, cultural initiatives carried out in partnership with the Vale Cultural Institute and supported by the Culture Tax Incentive Law seek to strengthen identity, belonging and local memories through projects such as Memories of Serra Pelada and Embroidering Peace. Projects supported through the Sport Tax Incentive Law, such as Health Knows No Age and the World Trail Race, expand opportunities for well-being and community engagement. These efforts are complemented by income generation initiatives that promote small farmers’ production and support the development of community-based tourism. This process has also reshaped how the community sees itself and envisions its future. “Being part of this project has brought a meaningful change in how I see the area where I live. Today, we speak with much greater confidence about who we are and what we want for the future of Serra Pelada,” says Glaydes Coutinho, a young resident and participant in the Memories of Serra Pelada project. Photo: Alerrano Marinho Glaydes Coutinho, Serra Pelada resident and participant in the Memories of Serra Pelada project In 2025, the local development agenda also connected with global discussions. At Vale’s invitation, Sabina Alkire, one of the creators of the Multidimensional Poverty Index and director of the Oxford Poverty and Human Development Initiative (OPHI) at the University of Oxford, delivered the masterclass “Overlapping Challenges: Poverty and Climate Risks” in Belém. The masterclass was presented in the context of COP30 and with the participation of the Serra Pelada community. The central message—that sustainable transformations depend on people taking the lead and on a collective commitment to change—reinforced the path being built in the location. In Serra Pelada, memory is not just remembrance, it is an asset for the future. As Lucindo Ferreira Lima (known as Zé Branquinho), a former artisanal miner and custodian of the local audiovisual archive, puts it, “Serra Pelada has two mines, one of gold and one of stories.” Recognizing the value of these stories as a driving force to strengthen bonds, encourage solidarity and create new opportunities has been essential to sustaining community resilience, and to advancing a transformation rooted in collective effort and in the community’s own desire to build new paths. 2025 Annual Report Overview Our risk management Performance Additional information 73 Photo: Claudete Santos, Communications Department of Curionópolis Town Council. Launched in 2023, ‘Embroidering Peace’ was the first community engagement initiative by ‘Together Against Poverty’, with around eighty women meeting monthly to embroider. The items are sold in a local shop. Partnership timeline 2025 Annual Report Overview Our risk management Performance Additional information 74 Case study: Vale Malaysia's commitment to the community development of Manjung district Since it started operating in Malaysia in 2014, Vale has maintained a long-term commitment to the sustainable development of the Manjung district and its communities. With a total investment of USD 4.6 million, the Community Development Plan (CDP 2.0), implemented between 2023 and 2025, was built around three pillars: Education, Urban Revitalization and Community Empowerment. Each initiative was designed with local needs and sensitivities in mind, supporting community investments to help improve livelihoods while respecting the values, identity and aspirations of Manjung’s people. Under the Education pillar, CDP 2.0 benefited more than 2,000 students, supporting their academic achievement and skills development in areas such as public speaking, digital literacy and artistic expression. These efforts contributed to an average annual increase of 33% in the number of high school students achieving improved academic performance. In parallel, the Teluk Rubiah Scholarship Program continues to empower future community leaders by providing opportunities to pursue higher education at a university ranked among the top 50 in the world. Urban revitalization initiatives, formalized through a memorandum of understanding with Manjung Municipal Council, marked an important step forward in strengthening local development. The transformation of public spaces into accessible and vibrant community hubs —supported by upgraded infrastructure and murals inspired by local heritage—enhanced both the functionality and cultural identity of these areas. Completed in December 2025, these initiatives demonstrated an initial positive impact on small businesses, including food and beverage establishments in the region, and attracted more than 4,000 visitors to Beruas. This urban revitalization work also received a Sapphire prize in the 2025 Malaysia Places Awards, in the Streets and Alleys category. The improvements in Manjung Lama are expected to attract 20,000 visitors, creating new livelihood opportunities for women, retirees and young entrepreneurs. Businesses located near the upgraded areas also reported increased customer traffic and higher income, showing how targeted local investment can serve as a catalyst for sustainable socioeconomic activity. The completion of CDP 2.0 underscores Vale’s commitment to sustainable development in Malaysia and reflects how the Company has aligned its social investment strategy with key local urban challenges. Fhoto: Vale Malaysia Archive Urban landscape revitalization project for Beruas, developed in collaboration with the Perakian artist Lakar and the Manjung Municipal Council. 2025 Annual Report Overview Our risk management Performance Additional information 75 Tax-deductible spending GRI 203-1 In 2025, Vale allocated more than USD 100 million in tax-deductible spending to social rights funds and projects carried out by civil society organizations. In total, 520 initiatives and funds received support under tax incentive laws, such as the Federal Sport Tax Incentive Law, the Recycling Law and the Federal Culture Tax Incentive Law. Beneficiaries included the Children and Adolescents’ Fund, the Elderly People’s Fund, the National Oncology Care Support Program (Pronon) and the National Program to Support Healthcare for People with Disabilities (Pronas). The contributions made in 2025 will support initiatives and projects beginning in 2026. Amount in USD million Pronas Pronon Children and Adolescents’ Fund Elderly People’s Fund Sport Recycling Culture Total 3.7 9.0 9.0 9.0 35.2 0.8 36.0 102.9 Number of initiatives Pronas Pronon Children and Adolescents’ Fund Elderly People’s Fund Sport Recycling Culture Total 13 11 77 74 175 5 165 520 Culture GRI 203-1 In 2025, Vale was recognized for the fifth consecutive year as the largest private investor in culture in Brazil, through the Vale Cultural Institute. A total of 265 cultural projects were supported across Brazil during the year. By the end of 2025, USD 35.2 million was allocated through the Federal Culture Tax Incentive Law (known as the Rouanet Law), enabling 165 cultural projects to move forward in Brazil from 2026. Since its creation in 2020, the institute has supported more than 1,000 projects, invested USD 250 million in taxdeductible funding under the Rouanet Law and Audiovisual Law, and reached around 11 million participants each year through initiatives involving dance, music, theater, heritage, festivals, touring projects and training programs in every Brazilian state. In 2025, the sponsored projects generated approximately 38,000 income opportunities and at least 450,000 people participated in training and educational activities delivered or supported by the institute. In addition workshops aimed at strengthening community income generation and developing new cultural leaders were supported. In 2025, in-person and online classes were combined with artificial intelligence to provide training on project development and fundraising in Espírito Santo, Minas Gerais, Rio de Janeiro, Maranhão and Pará, through free initiatives such as the Culture Movement and the Cultural Project Management Training Program. The Vale Cultural Institute’s four cultural centers, along with the Vale Music Program, complement Vale’s strategy to strengthen a sustainable cultural and learning ecosystem in the regions where it operates and improve quality of life. In 2025, the Canaã dos Carajás Cultural Center in Pará, the Vale Maranhão Cultural Center in Maranhão, the Vale Minas Gerais Cultural Museum in Minas Gerais and the Vale Museum in Espírito Santo1 welcomed 446,000 visitors. Vale Music provided training in more than 20 instruments to 1,320 children and young people in four states, including classes and performances with leading Brazilian orchestras sponsored by Vale. In 2025, standout initiatives included Oriará, a black and indigenous art exhibition that traveled to 10 municipalities in Minas Gerais, and was presented from a mobile unit. The exhibition “With Love, Alcione,” gained national recognition, and the exhibition “African Languages That Shape Brazil” in Espírito Santo was organized through a partnership between the Vale Museum and the Portuguese Language Museum in São Paulo. In 2025: • Largest private investor in culture in Brazil, through the Vale Cultural Institute • 265 cultural projects supported across Brazil • USD 35.2 million invested through the Federal Culture Tax Incentive Law (Rouanet Law) Sport Vale believes in the power of sport as a tool for inclusion and human development. More than supporting athletes and competitions, the Company sees sport as a fundamental component of its relationship with communities, capable of generating opportunities, strengthening ties and promoting quality of life. In 2025, Vale reaffirmed this commitment by sponsoring projects through Brazil’s Federal Sport Tax Incentive Law, especially in the regions where it operates. Vale has remained the largest supporter of sports in the country for the fourth consecutive year. 2025 Annual Report Overview Our risk management Performance Additional information 76 1 The main buildings of the Vale Minas Gerais Cultural Museum and the Vale Museum are undergoing renovation, and their respective long-term exhibitions are being renewed to enhance health, safety and the visitor experience. During the renovation period, cultural and educational activities continue to be offered in schools, on Vale trains and at partner venues. One of the highlights of the year was the Rhythmic Gymnastics World Championship, held in Brazil, which contributed to young people’s engagement in sports activities and enhanced the Company’s reputation. Vale also support initiatives that democratize access to sports and expand its social benefits. An example is the dedicated Sports Support Center, which provides sports training and citizenship education for children and adolescents in vulnerable situations, fostering values such as discipline, respect and teamwork. Another example is the project “Pernas pra que te quero” (“Legs, what do I want you for?”), developed by the education NGO Instituto Formação, which promotes social inclusion through road running, encouraging sport as a tool for health, well-being and community integration. At the end of 2025, Vale allocated USD 34.2 million through tax incentive mechanisms to 177 sports projects to be carried out from 2026. Indigenous Peoples and traditional communities Our relationship with Indigenous Peoples and traditional communities is strategic. We recognize their distinct relationship with the land and strive to operate with respect for their rights, in line with our Global Human Rights Policy and international standards. Our approach is led by specialized professionals and focus on risk and impact management, the appreciation of cultural differences and the development of long-term relationships built on respect and partnership. We currently engage with 27 Indigenous Peoples globally. In Brazil, there are 13 Indigenous Peoples and 92 traditional communities, including those involved in the Brumadinho (Minas Gerais) reparation process. Indigenous rights agenda Vale is committed to supporting the indigenous rights agenda set out in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) until 2030. This commitment translates into technical support for systemic actions such as consultation protocols, Territorial and Environmental Management Plans and/or Life Plans) for 11 Indigenous Peoples in Brazil. In the early stages of engagement, an extension course on indigenous rights is offered, taught by specialists in indigenous affairs, indigenous lawyers and leaders of the indigenous movement. All these activities are carried out in partnership with Guatemala’s Latin American Faculty of Social Sciences (FLACSO). In 2025, we finalised two fundamental strategic instruments—the Tupiniquim Consultation Protocol (Comboios Indigenous Land, Espírito Santo) and the Ka’apor Life Plan (Alto Turiaçu Indigenous Land, Maranhão). These instruments reaffirm the commitment to indigenous autonomy in defending rights and respect for free, prior and informed consent, as provided for in the International Labor Organization Convention 169. They have a legally binding status, and established collective obligations and commitments agreed upon by the indigenous community. Vale also launched a training course for members of the Guajajara Indigenous People in Maranhão, who serve as “Forest Guardians and Warriors” in the Rio Pindaré and Caru indigenous lands. This is a systemic initiative, developed collectively to address the real demands and needs of the communities, aligned with the indigenous rights set out in the United Nations Declaration on the Rights of Indigenous Peoples and Brazil’s National Policy for the Territorial and Environmental Management of Indigenous Lands (PNGATI). • Tupiniquim Consultation Protocol: Developed through four workshops and home visits to two villages, ensuring broad community participation. Final validation brought together 120 participants and resulted in a collectively agreed document. • Ka’apor Life Plan: Prepared with 280 participants from 23 villages, identifying cultural and land-related challenges and determining actions to preserve and strengthen Ka’apor ways of life. • Forest Guardians and Warriors, Guajajara Indigenous People: Training course on environmental management, climate change and political action, with two modules completed by 40 participants. The program was designed based on community demands from the Rio Pindaré and Caru Indigenous Lands. Actions were detailed in the Territorial and Environmental Management Plan. Vale also engaged with the Awá people, a recently contacted Indigenous People (Awá, Caru and Alto Turiaçu Indigenous Lands, Maranhão), developing methodological guidelines with support from specialists. The proposal received positive feedback from the Protection Department of the National Indigenous People’s Foundation (FUNAI) and from indigenous leaders. A participatory consultation with the Awá villages is scheduled for 2026, marking the start of the structural initiative to be selected by the community. In all, five1 of the 11 indigenous communities with which Vale maintains relationships in Brazil are engaged in implementing their plans in pursuit of their rights in accordance with UNDRIP. In addition, Vale signed a technical cooperation agreement with FUNAI and enabled the delivery of a 50-hour training course for 45 participants over a 15-day period on indigenous rights in environmental licensing for new FUNAI technical staff. The initiative included specialists in environmental impacts on indigenous lands, representatives of the national indigenous movement, indigenous rights advocates and representatives of government authorities. The course was designed by the Latin American Faculty of Social Sciences (FLACSO). 2025 Annual Report Overview Our risk management Performance Additional information 77 1The five Indigenous communities mentioned are: the Kayapó of the Kayapó Indigenous Land/PA; the Ka'apor of the Alto Turiaçu Indigenous Land/MA; the Guajajara of the Caru Indigenous Land/MA; the Guajajara of the Rio Pindaré Indigenous Land/MA; and the Tupiniquim of the Comboios Indigenous Land/ES. Education The right to education is also a core component of our human rights agenda. A key initiative in this area is the Indigenous University Retention and Opportunities Program (PIPOU), carried out in partnership with the Brasília-based Institute for Society, Population and Nature (ISPN). Through this initiative, each student receives a computer, access to a training track in indigenous rights and a monthly stipend. By the end of 2025, the program supported 130 active students and had 26 indigenous graduates. Approximately 300 hours of mentoring and academic support have been provided since the initiative began in 2021. Of the total number of students, 64.1% are women and 85.2% study at public higher education institutions. Indigenous diversity is reflected in the program, which includes 54 distinct Indigenous Peoples from 67 Indigenous Lands. Scholarship recipients are enrolled at 27 higher education institutions across the country, with the largest concentration at the Federal University of Southern and Southeastern Pará (Unifesspa), the State University of Maranhão (Uema) and the University of Brasília (UnB). The most frequently chosen degree programs include medicine, law, social sciences and nursing. Also in 2025, PIPOU partnered with the Chinese company CRM through the Sharing Program, which supports and encourages Vale’s supply chain to contribute to the sustainable development of the regions where the Company operates. A seminar entitled “Paths to Retention: Universities and Indigenous Students in Dialogue” was also held on September 30 and October 1, 2025, in Brasília. The event brought together Vale, indigenous leaders, partner universities and students to assess PIPOU’s progress and discuss strategies to support retention in higher education. To learn more about the event, read this article or watch this video. Risk and impact management Vale manages risks and impacts by seeking to prioritize the implementation of preventive and control measures across its operations. This approach includes actions to assess and address complaints received through its listening channels, reduce social and environmental impacts and correct potential operational deviations that may affect neighboring communities and areas. We are committed to conducting all activities responsibly. Land use conflict Some of our projects and operations are located in regions where land use conflicts exist. Most cases are related to the reliance of third parties, Indigenous Peoples and local communities on Vale-owned areas for access to natural resources, housing and/or income generation. Vale prioritizes the amicable resolution of conflicts, adopting dialogue as a guiding principle. In Minas Gerais, Vale has been working to resolve situations that pose risks both to the operations of the Vitória–Minas Railroad and to people irregularly occupying the railroad’s right-of-way. The Company has been taking legal measures to recover areas that have been unlawfully occupied in Santana do Paraíso, Antônio Dias and other municipalities in Minas Gerais. These actions comply with legal requirements, as the right-of-way constitutes an operational safety area owned by the federal government. In Nova Lima, in the Jardim Canadá neighborhood, Valeowned properties have been subject to invasions by members of the community, which led to the filing of repossession lawsuits. Vale entered into an agreement with the Vargem da Lua community, in the municipality of São Gonçalo do Rio Abaixo, to terminate all legal proceedings involving the dispute over areas where the Brucutu Mine’s operational infrastructure is located. The agreement definitively resolved the land dispute and ushered in a new phase in our relationship with the community. In the municipality of Mariana, Vale maintains ongoing legal actions to prevent new irregular occupations in a Company-owned area located in the Vale dos Cristais community. The objective is to prevent an increase in the number of families exposed to risks and social vulnerability while evaluating a definitive solution to bring the area into legal compliance. This is undertaken in conjunction with public authorities. Photo: Genilson Guajajara The Guajajara people participated in the Environmental Management, Climate Change and Political Action Course as part of the indigenous rights agenda. 2025 Annual Report Overview Our risk management Performance Additional information 78 Cristalino Project Since 2015, families linked to the social movements MST, FETRAF and FETAGRI, as well as independent individuals, have unlawfully occupied areas owned by the Company designated for the implementation of the Cristalino Project in southeastern Pará. In response, Vale filed repossession lawsuits and obtained favorable preliminary injunctions, although these decisions have not yet been enforced. In parallel, the Company adopted an approach grounded in dialogue and the pursuit of peaceful esolutions, through mitigation plans and compensation agreements, prioritizing the consensual vacating of the areas. The Pará State Court of Appeals’ Land Tenure Solutions Commission began acting as a mediating body for the proposal and formalization of agreements with a group of former occupants. By the end of 2025, approximately 70% of eligible families had adhered to the proposed agreements, received financial compensation and peacefully vacated the Company’s areas. However, 117 families did not accept the proposed terms and remained in the area. In accordance with the commission’s guidelines, the Company reported on the status of the negotiations, and the commission is responsible for recommending appropriate measures to the judiciary for the continuation of the process. In addition to the “former occupants,” in December 2024 approximately 1,000 families affiliated with the Landless Rural Workers’ Movement (MST) illegally occupied other areas of the Cristalino Project. Vale—despite having filed possessory actions and obtained preliminary injunctions—has maintained ongoing dialogue with the illegal occupants, with the aim of enabling new agreements and promoting, whenever possible, the consensual vacation of the areas, seeking to mitigate social risks, prevent conflicts, and respect human rights. Given the land tenure dispute scenario in the region, and with the objective of strengthening the National Agrarian Reform Policy under the responsibility of the National Agrarian Reform Agency (INCRA), Vale entered into a Technical Cooperation Agreement with INCRA, providing for joint actions aimed at reconciling land tenure interests between mining activities and the demands for the establishment of agrarian reform settlements by the agency. Land use conflicts with Indigenous Peoples Since 2021, a group of members of the Kamakã Mongoió Indigenous People, originally from southern Bahia, has occupied Fazenda Córrego de Areia, a property in Brumadinho, Minas Gerais, which is owned by the Company. Their occupation is based on claims related to culture, ancestry and spirituality. Since then, Vale has filed a repossession lawsuit regarding the site. After the death of Chief Merong Kamakã, who had led the occupation, Vale has sought a conciliatory solution with the indigenous group that addresses the interests of both parties. In 2025, a repossession order continued to be pursued through the courts and, in January 2026, an agreement providing for the donation of a 20-hectare area that had been under negotiation was ratified by the court, representing an important step towards resolution. Elsewhere in the Brumadinho region, since 2022 Vale has sought judicial repossession of Fazenda Bruma, a property occupied by 16 families from the Xukuru-Kariri Indigenous People. Like Fazenda Córrego de Areia, the property was acquired for environmental compensation purposes and to comply with the obligation to use the main lagoon on the site as part of the region’s social and environmental recovery process. This requires daily maintenance and monitoring that is overseen by the State Forestry Institute (IEF) and Aecom, an independent external auditor. Negotiations toward an out-of-court settlement are currently underway, with meetings mediated by the Federal Public Prosecutor’s Office. Alternatives are being considered to reconcile environmental compensation requirements with the continued presence of the indigenous community. Involuntary resettlement Vale follows international standards and benchmarks in addressing involuntary resettlement. The physical or economic displacement of families and communities is a measure we seek to avoid. However, when necessary to ensure people’s safety, to enable the implementation and operation of projects, or to formalize the legal status of Company-owned properties, resettlement processes are carried out in a planned manner, with the participation of affected families in decisions that affect them. Involuntary resettlement resulting from emergency situations is an exceptional measure, adopted when people are exposed to risks that may affect their safety and is conducted in coordination with public authorities. Preliminary surveys are conducted to assess the number of families that may be affected by a project and to guide solutions aimed at avoiding or minimizing involuntary resettlement. When resettlement cannot be avoided, baseline assessments support the design of temporary 2025 Annual Report Overview Our risk management Performance Additional information 79 and permanent assistance measures to restore livelihoods under conditions equivalent to, or better than those verified prior to involuntary displacement. In 2025, 362 families were involved in involuntary resettlement processes in Brazil, all located in the Southeast region. There were no cases of involuntary resettlement in the North region. Of the total number of families involved, 64 were mapped in areas associated with projects not yet confirmed, as part of obligations under the Vitória–Minas Railroad concession. A total of 298 families relocated their place of residence and/or economic activity to a new location. By the end of the year, 223 families were receiving temporary assistance and 75 had received permanent assistance. In the municipality of Itabira, Minas Gerais, Vale concluded the involuntary resettlement process in the Cubango community, providing permanent assistance to 28 families. Another 38 families were receiving temporary assistance, 30 due to the Pontal System Decharacterization Project and eight due to operational impacts in the Vila Penha neighborhood. In the municipality of Brumadinho, also in Minas Gerais, Vale completed permanent assistance for ten of the 26 families involved in involuntary resettlement resulting from the failure of the B1 dam, while 16 families continued to receive temporary assistance. Measures to prevent construction-related impacts required the temporary relocation of 29 families, seven of whom received permanent assistance in 2025. In the municipalities of Nova Lima, Itabirito, Ouro Preto, and Barão de Cocais (all in Minas Gerais), where dam decharacterization projects are underway, of the total 171 families, 143 were receiving temporary assistance and 28 had received permanent assistance. The Transport Ministry has revised the public policy for implementation of the Anchieta Branch Line, and has decided to include the project within the scope of the EF-118 concession, thereby transferring responsibility for the 469 involuntary resettlement cases previously mapped and reported to the future concessionaire. Total families involved in involuntary resettlement processes Region Triggered by Total Under assessment Temporary assistance Permanent assistance Description Minas Gerais, Brazil Brumadinho dam breach 26 0 16 10 Families involved in involuntary resettlement process resulting from the failure of the B1 dam in Córrego do Feijão. Dam decharacterization 201 0 173 28 The decharacterization of certain dams requires the evacuation of downstream areas to promote the safety of families and communities. In 2025, 201 families received emergency evacuation assistance (28 received permanent assistance and 173 continued to receive temporary assistance). Impacts of projects and operations 130 64 31 35 Property acquisition for projects may require involuntary resettlement to prevent risks to families. Of the 130 families identified, 64 have been mapped and are awaiting confirmation of the related projects. Another 31 are receiving temporary assistance to promote their safety in light of the potential impacts of projects and operations. Land tenure reform 2 0 0 2 Repossession of Company-owned land may require involuntary resettlement. In Nova Era, permanent assistance was provided to two families affected by right-of-way regularization. Structural instability 3 0 3 o Involuntary resettlement may be necessary when families are exposed to the impacts of geotechnical structures. In Itabira, three families received assistance due to instability of a slope adjacent to their homes. Total 362 64 223 75 2025 Annual Report Overview Our risk management Performance Additional information 80 Photo: Vale Archive Listening and response GRI 2-16, 2-25, 2-26 To strengthen our listening to communities regarding Vale's activities, we have adopted a global grievance management model called the Listening and Response Mechanism. This mechanism consists of channels that are accessible to any interested party and is aligned with the UN Guiding Principles on Business and Human Rights, which require grievance mechanisms to be legitimate, accessible, predictable, equitable and transparent. In this way, we seek to reduce disruptions and minimize risks associated with our activities. Based on the information received, we strive to incorporate improvements into operational routines and projects, which can help prevent the recurrence of complaints and expand positive impacts. In 2025, 11,971 community comments were recorded. Of these, 51.2% related to improvements to access points, roads and routes, dust control, requests for mowing and pruning, access to water and water resources, and crossings and mobility. Of the total number of comments, 38% were complaints. In all, 99.4% of the comments received a response and 85.6% were addressed, with an average response time of four days and an average resolution time of 34 days.1 Communities requests 2023 2024 2025 Iron Ore Solutions 8,493 9,031 11,971 Vale Base Metals 361 282 140 Total 8,854 9,313 12,111 Requests regarding Brumadinho Reparation 12,132 9,394 7,304 To support service quality, we conduct a satisfaction survey to monitor how communities view the way their concerns are resolved through our community relations channels. As part of the community relations process, Vale also monitors work stoppages due to social issues, such as disruptions to railroads and access to its operations. In 2025, 1,936 hours of downtime were recorded, across 10 stoppages: five were directly linked to Vale’s activities, two related to the failure of the Fundão dam in Mariana (2015), Minas Gerais, and three were associated with the submission of demands to public authorities. Community perception survey GRI 3-3, 413-1, 413-2 To continuously assess levels of trust that communities have in Vale, the favorability towards our presence in the regions where we operate and perceptions of communities’ quality of life, we conduct a community perception survey every two years in Brazil. The most recent survey took place in 2024. It included local communities as well as traditional ones, including descendants of runaway slaves, coconut breakers, artisanal fishermen and rural communities in the Cerrado Savanna. In total, there were 6,683 respondents. 2025 Annual Report Overview Our risk management Performance Additional information 81 1This data does not include the Vale Base Metals business. Based on the opportunities identified through the survey and through the work of our community relations teams, improvement initiatives were implemented throughout 2025. These included new social projects, awareness campaigns on safe behavior near railroads and the construction of pedestrian overpasses to improve urban mobility, among other actions. The survey also provides inputs for identifying initiatives that may be incorporated into community relationship plans. These plans are one of the engagement tools used by community relations teams to identify and address community needs. A new edition of the survey is scheduled for 2026. To learn more about the main results of the 2024 edition, visit the ESG Portal. Mine closure and future use GRI 3-3 Vale’s mine closure and future use strategy seeks to transform post-mining areas into environmental, social and economic assets so that they generate value and drive social innovation. In 2025, Vale made important progress in its mine closure agenda, reaffirming progressive closure as a strategic pillar throughout the life cycle of its assets. During the period, we recorded an asset retirement obligation (ARO) provision of USD 196.8 million for expenditure related to progressive and final closure activities. The Company also strengthened its technical foundation and decision-making process by developing pioneering Life of Mine methodologies. We assessed hundreds of projects to incorporate closure considerations from the earliest stages of the asset life cycle. These improvements will increase the predictability of future obligations, and support the optimization of our investment portfolio while reducing environmental liabilities. Stakeholder engagement was intensified through structured transparency and dialogue initiatives. A key milestone was the first public meeting on the Environmental Closure Plan for the Águas Claras mine in Nova Lima, Minas Gerais, which brought together approximately 350 participants, including representatives of communities, government authorities, academia and civil society. Technical assumptions, closure scenarios, mitigation measures and proposals for the area’s future use were presented at the meeting. It formed part of a broader public consultation process that included the prior disclosure of information, the collection of contributions, and the formal documentation of questions and recommendations. More than 14,000 people participated in the listening process and co-creation of proposals for the site. Key initiatives included: ■ Future Use Center, a space dedicated to dialogue, heritage preservation, collective development and social engagement, which welcomed more than 2,400 visitors, including community members, students, external stakeholders, public agencies, international institutions and employees ■ Pilot projects, such as a hydroponic farm and a bike park ■ Feasibility studies for the implementation of a hotel school focused on tourism and hospitality, as well as a facility dedicated to leisure, culture and events. Photo: Vale Archive 2025 Annual Report Overview Our risk management Performance Additional information 82 3.2.2.5 Reparation GRI 2-12, 203-1 The reparation of human, social, economic and environmental damage resulting from the Brumadinho and Mariana dam failures remains among Vale’s top priorities and is addressed as a structural issue for the Company’s social legitimacy and the continuity of its operations. The Reparation Department has its own governance structure, coordinated with our Risk, Human Rights, Dam Safety and Community Relations areas, and ensuring an integrated view of impacts and responses. Brumadinho reparation activities The five challenges presented in Vale’s 2024 Integrated Report—concluding indemnifications, fulfilling the commitments undertaken, rebuilding stakeholder trust, sharing lessons learned and maintaining ongoing dialogue —continued to guide the Reparation Department’s actions in 2025. Activities were structured through social, environmental and socioeconomic workstreams with defined targets, dedicated structures and independent monitoring. 2025 reparation highlights – Brumadinho and Paraopeba River Basin BRL 34.8 billion (USD 6.3 billion) disbursed under the Comprehensive Reparation Judicial Agreement—81% of the total1 BRL 4.0 billion (USD 715.8 million) in civil and labor indemnifications for approximately 17,500 beneficiaries2 186 families resettled 142 families now in permanent housing (78%) 4.4 billion liters of water distributed 694 water supply structures implemented 12.2 million m³ of tailings removed from the main affected area 1,450 tons of recyclables sold BRL 1.6 million (USD 286,300) in revenue for waste picker associations 10,993 animals under care since the dam failure; 506 animals remained in shelters at the end of 2025 14,684 spay/neuter procedures and microchipping of cats and dogs, corresponding to 42.46% of the total 96 engagement initiatives with 12,249 participants, and 479 meetings with 4,176 stakeholders 3,631 individuals enrolled in the digital information service through a broadcast list In January 2026, the Minas Gerais Military Fire Department publicly announced the end of the search for the two victims who had not yet been identified. According to the agency, more than 11 million cubic meters of tailings were inspected. The process is now under the responsibility of the Civil Police, which continues identification work through forensic analysis of the findings still under review. Socioeconomic initiatives In 2025, Vale sough to make consistent progress in concluding indemnification processes related to Brumadinho and the Paraopeba River Basin. Approximately 99% of out-of-court proceedings were finalized, with BRL 4 billion (USD 715.8 million) paid in civil and labor indemnifications to around 17,500 individuals, including affected families and workers. A limited number of complex cases remain ongoing, as well as supplementary indemnifications for communities along the Paraopeba River due to restrictions on river use. The Resettlement and Housing Program supported families who lost their homes or required temporary relocation. Of the 186 families relocated, 148 from Brumadinho and other affected areas were already in permanent housing by the end of 2025 (80%). The remaining families remained in temporary housing pending completion of the indemnification process, execution of a final agreement under the Relocation Assistance Plan or return to their original homes. Socioeconomic reparation combines indemnifications with structural investments in sanitation, water security and essential services. A total of 4.4 billion liters of water were distributed and 694 water supply structures were established, including systems, treatment plants and alternative solutions, benefiting populations in the Paraopeba River Basin and other river basins. In the Paraopeba River Basin, the operation of 66 water supply systems, 134 treatment plants, thousands of water quality monitoring activities and maintenance works resulted in 99.7% compliance with applicable 2025 Annual Report Overview Our risk management Performance Additional information 83 1This percentage is calculated based on the amount adjusted by the Extended Consumer Price Index (IPCA), Brazil’s official inflation index. 2Covering Brumadinho and other areas affected by the tragedy. regulations. Services supplied to 24 municipalities, reached approximately 2 million people. In the Velhas and Doce river basins, more than 80 medium- and large-scale projects strengthened water security in approximately 35 municipalities. By the end of 2025, BRL 34.9 billion (USD 6.3 billion) had been disbursed under the Comprehensive Reparation Judicial Agreement, including BRL 7.4 billion (USD 1.3 billion) in specific performance obligations, BRL 21.3 billion (USD 3.8 billion) in judicial deposits and BRL 6.3 billion (USD 1.1 billion) in actions carried out prior to the agreement (Annex VIII). This means that 81% of the total amount has been executed. A total of 425 projects were approved under the socioeconomic annexes involving specific performance obligations, of which 113 were completed and fully paid, three were completed and are under post-completion review, 123 were converted into payment obligations and settled, and 186 were ongoing. 97% adherence to mandatory requirements of projects approved within the scope of the settlement Vale also supported the structuring of local public policies and services through the delivery of approximately 900,000 items—equipment, vehicles, machinery and materials—allocated to healthcare, social assistance, agriculture, waste management and infrastructure. We also trained 7,400 individuals, contributing to income generation and strengthening the social assistance network. As part of the productive inclusion and circular economy agenda, Vale’s Waste Technology Development Center, in partnership with the Federal University of Minas Gerais, is researching the use of waste rock as a blended organicmineral fertilizer. Projects involving biomethane and the reuse of organic waste are expanding the use of alternative energy sources and reducing the volume of waste sent to landfills. Approximately 2,000 metric tons per year of organic waste from Company restaurants are 2025 Annual Report Overview Our risk management Performance Additional information 84 BRL 6.3 billion (100% completed) Executed before the agreement BRL 11.4 billion (51% completed) Obligations to perform BRL 19.9 billion (95% completed) Obligations to pay Overall outcome of agreement BRL 37.7 billion* (81%) * Nominal values, including IPCA inflation adjustment of BRL 40 billion Outside the agreement BRL 25.3 billion BRL 5.5 billion Budgeted for 2025–2029 period BRL 19.9 billion Executed since 2019 directed to a waste picker association, which produces organic compost. This initiative increased the average income of 15 families by 35%, while at the same time supports our zero waste to landfill goal. The Waste Picker Organizations Strengthening Project has become a systemic initiative: in 2025, 1,671 metric tons of recyclables were sold, generating BRL 1.7 million (USD 304,200) in revenue, up by 4.75% compared to 2024. The waste pickers’ average monthly income reached BRL 1,397.99 (USD 250.18), an increase of 9.4%. All associations are formally registered and 88% issue a waste transportation manifest. In Córrego do Feijão, the Community Transformation Program seeks to support the transition to a regional parkbased model by integrating income generation, sustainable agriculture and tourism. In 2025, participating businesses increased their management and commercialization maturity level by 54% and recorded an 84% increase in revenue compared with 2024. A two hectare agroforestry system was implemented, combining production, environmental conservation and income generation. Social and environmental initiatives In 2025, social and environmental activities focused on completing tailings management, restoring degraded areas, and monitoring water, biodiversity and health risks. The removal of 12.2 million m³ of tailings was completed in the main affected area of the Ferro-Carvão Stream sub-basin. Environmental efforts at Brumadinho resulted in the restoration of 79 hectares in 2025, including Atlantic Forest mitigation areas, permanent preservation areas, areas planted with endangered species and the main area affected by the dam failure in the Ferro-Carvão Stream basin. Since 2019, approximately 264,000 trees have been planted, bringing the total restored area to 257 hectares. Water quality monitoring in the Paraopeba River showed positive progress, with reduced concentrations of metals associated with the dam failure - particularly manganese and iron—and stabilized turbidity levels, particularly in the most impacted stretches and up to the Igarapé Thermoelectric Plant. Biota studies recorded the presence of 19 threatened plant species and 14 threatened terrestrial animal species, as well as 118 fish species, of which 99 are native and six are classified at some level of extinction risk. This indicates the gradual return of favorable environmental conditions. Within the scope of the Paraopeba Basin Social and Environmental Restoration Plan, 12 plans, programs and projects were approved by the end of 2025. Information about these initiatives is publicly disclosed on a dedicated social and environmental audit portal. Highlights include the Education Professionals Training Project, for which an implementation agreement was signed with the Federal University of Ouro Preto, strengthening the education network in the municipalities involved. Implementation of the restoration measures has required extensive permitting work. In 2025, 173 environmental authorizations were obtained and 622 conditions were met, achieving 100% compliance with deadlines. This enabled projects such as expansion of tailings disposal at the Feijão Pit, the Industrial Development Park and the Brumadinho Fire Department unit. As part of the social and environmental compensation measures under the Comprehensive Reparation Judicial Agreement, the Ethical Population Management Project for Dogs and Cats advanced with 14,684 spay/neuter procedures and microchipping, reaching 42.5% of the planned target. In addition, 200 adoption kits were donated to 52 municipalities in the Paraopeba Basin and surrounding areas. Since the dam failure, more than 10,993 animals have been under Vale’s care. At the end of 2025, 506 remained in shelters, a 35% reduction in one year, reflecting responsible adoption and reunification efforts. In addition to this initiative, two new projects were launched in 2025: Land Tenure Reform in Serra do Rola Moça State Park, aimed at strengthening the conservation area through the formalization of land ownership by the state government of Minas Gerais; and the Red Lists Project, which will assess the extinction risk of fauna and flora species in Minas Gerais and produce updated Red Lists and a Red Book—essential instruments for biodiversity conservation. In December 2025, the Integrated Master Schedules for Social and Environmental Restoration were approved, providing a clear timeline for implementation, monitoring and accountability of priority actions, providing greater predictability for the reparation process and reinforcing stakeholders’ trust. Key milestones include: the completion of restoration in the Paraopeba River by 2029; the conclusion of Human Health and Ecological Risk Studies in 2030; the completion of restoration along the Ferro-Carvão Stream by 2031; and the decharacterization of the B-1, B-VI and Menezes II dams by 2032. Cash disbursements for Brumadinho commitments (included in expanded net debt) (USD billion)1 Disbursements from 2019 to Q4 2025 2026 2027 2028 Average per year, 2029-2031 Comprehensive Reparation Agreement and other reparation provisions (8.1) 0.9 0.7 0.3 0.1 2025 Annual Report Overview Our risk management Performance Additional information 85 1 Expected cash disbursements for the 2026–2035 period, based on a BRL/USD exchange rate of 5.5024. Amounts are expressed on an undiscounted basis, net of judicial deposits and not adjusted for inflation. Culture and tourism In May 2025, the Brumadinho Memory Center was opened. The center is a space dedicated to dialogue and celebrating local history. Drawing on the community’s stories, objects and experiences, the initiative goes beyond a physical setting, serving as an invitation to collective reflection on the past, present and future of the region. The Brumadinho Tourism Program made progress in 2025, strengthening an ecosystem aimed at advancing local tourism and sustainable development. During the year, the Céu de Montanhas Association and the digital platform Experimente Brumadinho were established, expanding governance, community coordination, and the destination’s visibility. The Céu de Montanhas Catalog received national recognition, earning first place in the Creative Economy and Tourism-Related Production category of an awards program organized by Brazil’s Tourism Ministry. It was also included in the Brazil Sustainable Experiences Catalog, produced by the Brazilian International Tourism Promotion Agency (Embratur). Over the past 12 months, the Brumadinho Tourism Program delivered significant financial results, generating BRL 5.5 million (USD 982.5 thousand) in revenue and BRL 1.3 million (USD 232.6 thousand) in direct income, in addition to extensive positive exposure, including more than 40 earned media stories. As part of the Córrego do Feijão Community Transformation Program, plans are underway to transition to a regional park model. The initiative brings together urban upgrades, income generation and tourism promotion through solutions that combine architecture and landscape design, environmental comfort, sustainability and inclusion. The project was awarded first place in the National Architecture Awards in the Social Interest Architecture category, setting a benchmark for comprehensive reparation and innovation in communities affected by disasters. Institutional relations and communities In 2025, Vale sough to intensify its dialogue and transparency with communities through structured engagement programs. The Community Engagement Program carried out 96 initiatives, with 12,249 participants, including discussion circles, workshops and thematic meetings. Hack Projects trained leaders from nine municipalities over six months and awarded seed funding and mentoring to three initiatives to support fundraising. The Social Dialogue Program held 479 meetings with 4,176 stakeholders, strengthening active listening and transparency on the progress of reparation activities. In 2025, the Digital Community Information Service was also consolidated as a direct channel through a broadcast list on a messaging application, sharing 829 pieces of content with 3,631 subscribers and achieving an 80% approval rating. Social communication played a central role in disseminating information, highlighted by a videoconference that connected 181 communities across 26 municipalities under the Paraopeba Basin Social and Environmental Restoration Plan’s Social Communication and Community Relations Program. The Community Relations Visits Program conducted 45 visits in 2025, involving 831 residents of Brumadinho and the Paraopeba River Basin. These visits provided visitors with direct insight into reparation activities, including the Caetanópolis Raw Water Reservoir, the Geotechnical Monitoring Center and the Pico Block Plant, which reuses tailings from our operations. In addition to local communities, Vale sought to maintain dialogue with investors, public officials, judicial bodies and experts, receiving delegations interested in its experience and participating in forums, conferences and debates on reparation, and social and environmental risk management. Mariana reparation activities On October 25, 2024, Vale signed the Definitive Agreement for reparations for the damage resulting from the failure of the Fundão dam in Mariana, Minas Gerais, Brazil, which occurred on November 5, 2015. The agreement, which replaced the Settlement and Compliance Agreement signed in 2016, was executed together with Samarco Mineração S.A. and BHP Billiton Brasil Ltda., alongside the Brazilian federal government, the state governments of Minas Gerais and Espírito Santo, the federal and state public prosecutor’s offices and public defender’s offices, and other Brazilian public entities involved. The Definitive Agreement enabled a mutually beneficial resolution for all parties, under fair and effective terms, creating legal certainty, resulting from a high-level mediation process conducted by the Regional Federal Court of the 6th Region and engaged Brazilian authorities and public entities. The agreement was supported by social, environmental and technical criteria, reaffirming our commitment to Brazilian society and to a better future for people, communities and the environment. The agreement provides for a total financial amount of approximately BRL 170 billion1 (USD 30.4 billion), comprising past and future obligations, to address the impacts of the dam failure on people, communities and the environment. It establishes three main areas of obligations. 2025 Annual Report Overview Our risk management Performance Additional information 86 1 Future financial obligations are presented in nominal terms, without discounting, and will be adjusted for inflation based on the Extended Consumer Price Index (IPCA), Brazil’s official inflation index. Amounts (100% basis) Main obligation categories BRL 100 billion (USD 17.8 billion) Installment payments over 20 years to the federal government, the state governments of Minas Gerais and Espírito Santo, and municipal governments, to finance compensatory programs and actions linked to public policies.1 BRL 32 billion (USD 5.7 billion) Samarco’s obligations to perform, including individual compensation, resettlement and environmental restoration initiatives. BRL 38 billion (USD 6.8 billion) Amounts already disbursed by the now-defunct Renova Foundation for remediation and compensation measures. Total: BRL 170 billion (USD 30.4 billion) Obligations to pay The obligations to pay consist of the transfer of financial resources to public authorities—the federal government, the state governments of Minas Gerais and Espírito Santo, and municipal governments—which in turn are responsible for defining and carrying out the projects and initiatives funded with these resources, as established in the agreement. Samarco began transferring the amounts allocated to the federal government to fund public policies in healthcare, infrastructure, sanitation and social programs. These funds will support compensation initiatives, ensuring substantial resources for improvements in healthcare, sanitation, fishing activities and community financing, as well as a dedicated approach for Indigenous Peoples, traditional communities and affected municipalities Obligations to perform Samarco became responsible for carrying out obligations to perform, including a simplified and voluntary individual compensation system, measures for the environmental restoration of the Doce River and completion of community resettlement projects, which were approximately 99% complete by December 2025. As a result, some of the 42 programs managed by the Renova Foundation are being gradually transferred to Samarco or public authorities, while the remaining programs are being closed. Upon execution of the agreement, the Renova Foundation Liquidation Council was established to conclude the liquidation and dissolution of the Renova Foundation, which took place in October 2025. The dissolution was authorized by the Minas Gerais State Public Prosecutor’s Office, duly registered and followed by the cancellation of the respective corporate taxpayer identification numbers. In parallel, Samarco established a Reparation Committee to advise its Board of Directors on matters related to the Mariana reparation activities. Provision and Vale’s expected cash outflow Vale reaffirms its commitment to supporting Samarco in repairing the damage caused by the Fundão dam failure and to the obligation previously agreed by the shareholders to fund up to a 50% share, any amounts that Samarco, as the primary debtor, may fail to fund. Vale’s provision recorded for these obligations totaled BRL 14.5 billion (USD 2.6 billion) as of December 31, 2025, including estimates of Samarco’s contributions and an updated estimate related to the obligations arising from the UK lawsuit. The estimated cash disbursement schedule is presented below. Expected cash disbursement (BRL billion) Cash disbursements for Samarco’s commitments2,3,4 Disbursed 2026 2027 2028 2029 2030 2031 Annual average 2032–2043 Reparation – 100% 73.1 12.4 6.2 5.8 9.0 9.4 6.8 5.2 Vale’s contribution (BRL billion) 6.2 3.1 2.1 3.5 3.2 0.0 0.0 Vale’s contribution (USD billion) 1.1 0.6 0.4 0.6 0.6 0.0 0.0 2025 Annual Report Overview Our risk management Performance Additional information 87 1 Adjusted for inflation based on the Extended Consumer Price Index (IPCA), Brazil’s official inflation index. 2 Amounts expressed in real terms. 3 BRL/USD exchange rate of 5.5024 as of December 31, 2025. 4 Includes a provision related to the lawsuit in the United Kingdom. 3.2.3 Governance 3.2.3.1 Our governance structure GRI 3-3, 2-2, 2-9, 2-10, 2-11, 2-12, 2-13 Vale maintains a corporate governance structure that aligned with global best practices, aimed at ensuring the quality and consistency of its decision-making process. Since November 2020, the Company has had a dispersed ownership structure, with no single controlling shareholder or group of shareholders. This structural change was accompanied by a revision of the Bylaws and the internal regulations of its governance bodies. The model prioritizes a robust governance framework, transparent communication and ongoing dialogue. The model has a clear definition of responsibilities among governance agents, with the goal of promoting stability in decision-making processes, as well as effective risk management, disciplined capital allocation and resilience, while strengthening the Company’s reputation. Throughout 2025, the Company continued striving to advance and enhance its corporate governance practices, implementing initiatives to strengthen the performance of its governance bodies, including the renewal of the Board of Directors and the execution of onboarding programs focused on integration and knowledge sharing. As a result of the advancement of our practices, in 2025 our Governance Report achieved, for the second consecutive year, 100% adherence to the practices recommended by the Brazilian Corporate Governance Code1. Governance structure Our governance structure includes a Board of Directors, whose mission is to safeguard the Company’s assets and maximize long-term shareholder returns, acting in accordance with the highest ethical principles, with the objective of ensuring the Company’s longevity. The Board is responsible for overseeing the Company’s strategic guidelines and plans, monitoring and assessing its economic and financial performance, and electing and evaluating the members of the Executive Committee, among other duties set forth in the Bylaws and its Internal Rules. Five statutory, permanent Advisory Committees support the Board of Directors in monitoring the Company’s activities, with the aim of enhancing the efficiency and quality of the Board’s decisions. These are (i) the Capital Allocation and Projects Committee, (ii) the Audit and Risk Committee, (iii) the Nomination and Governance Committee, (iv) the People and Remuneration Committee and (v) the Sustainability Committee. We also have a Fiscal Council, a permanent body required under Brazilian corporate law, which is independent of the Executive Committee and the Board of Directors and operates based on the principles of transparency, fairness and accountability. Among its duties are overseeing the activities of officers, verifying compliance with their legal and statutory obligations, reviewing quarterly balance sheets and annual financial statements, and issuing opinions on these documents and certain proposals submitted to the Company’s governing bodies. Among other statutory duties, the Executive Committee is responsible for implementing and ensuring compliance with the Company’s overall business direction, safeguarding people’s safety, promoting social progress, and respecting the environment in all locations where the Company operates, as well as deciding on administrative policies and implementing the corporate policies and guidelines established by the Board of Directors. The Company also has five non-statutory, advisory Executive Risk Committees, responsible for supporting the Executive Committee on technical matters, as well as the Conduct and Integrity Committee, established by the Board of Directors to oversee the Ethics & Compliance Program and ensure compliance with the Company’s Code of Conduct. 2025 Annual Report Overview Our risk management Performance Additional information 88 1 Considering items applicable to Vale. 2025 Annual Report Overview Our risk management Performance Additional information 89 3.2.3.2 Our Board of Directors GRI 2-10, 2-11, 2-12, 2-13, 2-14, 2-16, 2-17, 2-18 The Board of Directors’ mission is to safeguard the Company’s assets and maximize shareholder returns over the long term, acting in accordance with the highest ethical standards and seeking to promote the Company’s longevity so that it can transform natural resources into prosperity and sustainable development, in line with Vale’s mission. The Board is responsible for overseeing the Company’s strategic guidelines and plans, monitoring and assessing its economic and financial performance, and electing and evaluating the members of the Executive Committee, among other duties set forth in the Bylaws and its internal rules. Under the Bylaws,the Board of Directors is composed of 11 to 13 members, who serve unified two-year terms and may be re-elected. To support the performance of its duties, the Board is permanently advised by five statutory committees, whose purpose is to assist in monitoring the Company’s activities and to enhance the efficiency and quality of decision-making. These are: the Capital Allocation and Projects Committee, the Audit and Risk Committee, the Nomination and Governance Committee, the People and Remuneration Committee and the Sustainability Committee. The performance of Board members is evaluated regularly in accordance with a specific Critical Skills Matrix, aiming to ensure that the Board remains aligned with Vale’s governance and strategic needs. 2025–2027 term GRI 2-10, 2-17, 2-18 In 2025, Vale concluded the election process for its Board of Directors for the 2025–2027 term, renewing its composition and strengthening strategic profiles and experience relevant to the Company, particularly in the areas of mining, finance and sustainability. The process was conducted transparently and in alignment with the Company’s Bylaws and policies, under the coordination of the Nomination and Governance Committee, culminating in the full approval of the slate proposed by the shareholders at the Annual People and Remuneration. As part of this process, the Company revised the Board of Directors’ Critical Skills Matrix to enhance the assessment of the competencies required of the Board and strengthen alignment with Vale’s strategic challenges. The Board’s evaluation considered factors such as continuity, overboarding, tenure and plurality, in an effort to align with global best practices in corporate governance. The Board elected for the 2025–2027 term therefore addresses expectations regarding the continuity and evolution of the Company’s governance, ensuring that the critical skills needed to build the Vale of the Future are in place. It brings together diverse profiles, critical thinking and strategic vision, operating harmoniously and independently, supported by a set of corporate policies aligned with high governance standards. Daniel André Stieler Chairman of the Board of Directors Marcelo Gasparino da Silva Vice chairman and independent member of the Board of Directors André Viana Madeira Member of the Board of Directors, elected by employees Anelise Quintão Lara Independent member of the Board of Directors 2025 Annual Report Overview Our risk management Performance Additional information 90 Fernando Jorge Buso Gomes Member of the Board of Directors Franklin Lee Feder Independent member of the Board of Directors Heloísa Belotti Bedicks Independent member of the Board of Directors Manuel Lino Silva de Sousa Oliveira (Ollie) Lead independent director and independent member of the Board of Directors Marcio Chiumento Member of the Board of Directors Rachel de Oliveira Maia Independent member of the Board of Directors Reinaldo Duarte Castanheira Filho Independent member of the Board of Directors Shunji Komai Member of the Board of Directors Wilfred Theodoor Bruijn (Bill) Independent member of the Board of Directors Strategic themes and priorities of the Board of Directors in 2025 GRI 2-12 The Board of Directors works with its advisory committees to reflect strategic and high-priority matters are reflected in its annual work plan and monthly agendas, in alignment with the Executive Committee. Key highlights in 2025 include people strategy and cultural evolution, product portfolio optimization, decarbonization strategy, communication and institutional engagement strategy, monitoring of obligations to perform and to pay (Brumadinho and Mariana agreements and other relevant commitments), and the Company’s strategic positioning and commercial strategy for iron ore. To address these discussions in an integrated manner, the Board prioritizes close engagement with Vale’s Executive Committee, presence in communities and operations, proximity to investors, customers and strategic partners, and dialogue with public institutional stakeholders. 2025 Annual Report Overview Our risk management Performance Additional information 91 3.2.3.3 Our Executive Committee GRI 2-9, 2-10, 2-12 The Executive Committee implements the business strategy defined by the Board of Directors, seeking to promote the efficient performance of Vale’s operations and finances. In January 2026, the Executive Committee was composed of the CEO and five executive vice presidents, who serve as the Company’s legal representatives and are responsible for operations and business decisions, as well as for implementing the general policies and guidelines established by the Board of Directors. We also currently have two non-statutory Executive Vice Presidents: the People Executive Vice President and the Sustanability Executive Vice President. The executive vice presidents report directly to the CEO, who in turn reports to the Board of Directors. The CEO is elected by the Board of Directors for a defined three-year term and does not hold the position of chairman of the Board. GRI 2-11 Gustavo Pimenta Chief Executive Officer Carlos Medeiros Executive Vice President, Operations Grazielle Parenti Executive Vice President, Sustainability* Marcelo Bacci Executive Vice President, Finance and Investor Relations Rafael Bittar Executive Vice President, Technical Rogério Nogueira Executive Vice President, Commercial and Development Samanta Pillar Executive Vice President, People* Sami Arap Executive Vice President, Legal Affairs *Non-statutory Executive Vice-Presidents. Our CEO’s first year in office GRI 2-12 In 2025, in his first year as CEO, Gustavo Pimenta led the Company with a focus on operational discipline, strategic execution and institutional strengthening, seeking to ensure the consistent delivery of commitments and sustainable value creation. During the year, he guided Vale through a period marked by enhancements to its product portfolio and commercial strategy, progress in key growth projects, consolidation of a new strategic and cultural direction for the Company and strong operational performance, meeting iron ore, copper and nickel guidance and consistently delivering on costs. He also led the rampup of strategic projects such as Capanema and Vargem Grande. As a result of the strategies implemented, the Company's performance improved significantly compared to 2024, resulting in greater financial strength and a higher dividend yield. Share performance outpaced peers, driven by a stronger iron ore environment, nickel recovery and higher expectations for copper production growth. 2025 Annual Report Overview Our risk management Performance Additional information 92 In terms of reputation, the progress achieved reflects the CEO’s commitment to the external agenda, leading to successive positive outcomes and the best annual RepTrak evaluation since 2019. The Company’s relationship with society also improved notably and important milestones were reached. Furthermore, there were meaningful advances in the safety, sustainability and risk management agenda, including the elimination of critical liabilities through dam decharacterization and continued improvement in ESG indicators, as well as progress in decarbonization. It is also important to highlight our progress in safety. Under Pimenta’s leadership, we saw a reduction in high-potential incidents (N2 events) and advances in risk anticipation, driven by initiatives such as automation and remote operations. Progress was also made in the institutional agenda, marked by constructive and harmonious dialogue with public authorities and other stakeholders and the strengthening of the Company’s governance, executive structure and succession planning, laying solid foundations for the next cycles of growth and transformation. In addition, alignment and engagement between the Board of Directors and the Executive Committee were strengthened, grounded in trust and open and transparent dialogue, reinforcing convergence around the Company’s best interests. As a standard practice, the CEO reports monthly to the Board of Directors during its meetings on the most relevant matters for the Company, contributing to the quality of the decision-making process. 3.2.3.4 Fiscal Council GRI 2-9, 2-10, 2-12 Vale also has a Fiscal Council, a permanent supervisory body required by Brazilian corporate law, independent from the Executive Committee and the Board of Directors, which operates based on the principles of transparency, fairness and accountability. Among its duties, it oversees the activities of management, verifies compliance with their legal and statutory obligations, reviews the quarterly balance sheets and the financial statements for the fiscal year, and issues an opinion on these documents. 3.2.3.5 Our Governance highlights Vale’s leading corporate governance practices GRI 2-23, 2-24 Board members are elected individually at the Annual General Meeting, directly by shareholders. The chairman and vice chairman of the Board of Directors are also elected directly by shareholders. Vale’s Bylaws require a minimum of seven independent Board members. Currently, 62% of Vale’s Board of Directors is composed of independent members, exceeding the 20% required by the Novo Mercado regulations. Women hold 23% of Board seats. Vale has adopted its own additional independence and overboarding criteria for Board members, which are more restrictive than those set forth in the current Novo Mercado regulations and in the proposal for their amendment. Under Vale’s guidelines for determining the independence of Board members, a limit of five terms or 10 years of service applies, even if not consecutive. Vale was a pioneer in implementing the lead independent director position in Brazil. The Board of Directors’ activities are focused on the Company’s strategy. The Board is supported by five statutory advisory committees, composed exclusively of board members. The Audit and Risk Committee is composed exclusively of independent Board members. 2025 Annual Report Overview Our risk management Performance Additional information 93 The Board of Directors is responsible for appointing the members of its committees. The Board undergoes a comprehensive annual 360-degree self-assessment process, identifying opportunities for continuous improvement. Vale has corporate policies that establish guidelines, including roles and responsibilities, for matters relevant to the Company that fall within the scope of the Board of Directors. The Company continues to enhance its corporate policy framework as a driver of cultural evolution. In 2025, we revised our policies on related-party transactions, conflict of interest management, anti-corruption, climate change, risk management and shareholder remuneration. In recent years, Vale has also implemented important corporate policies, including the Business and Entity Management Policy and the Management Policy, which establishes guidelines for senior leadership succession planning in line with market and corporate governance best practices. These policies enable the Company to benefit from a diversity of talent and promote increasingly high-quality and sound decision-making aligned with Vale’s purpose. The Board has an Onboarding and Training Program designed to strengthen its integration into the business environment, Vale’s culture and its governance dynamics, thereby enhancing the performance of Board members. The Board also maintains the Board Members in Action Program, under which Board members support leaders in areas critical to Vale’s success, leveraging their experience and knowledge across the Company’s main value drivers. This program strengthens the integration between the Board of Directors and Vale’s executives, operations, businesses and stakeholders, as well as supporting the Company’s culture, processes and strategic priorities, while contributing to Board members’ development. As part of the Board Members in Action Program, technical and institutional visits were undertaken in 2025 in Brazil and abroad, including visits to Brumadinho, Nova Lima and the Capanema mine (Minas Gerais), Belém (Pará), Oman, Japan, China and the United Kingdom. As a result of the corporate governance practices described above, Vale achieved 100% adherence to the practices recommended by the Brazilian Corporate Governance Code for the second consecutive year in July 2025, underscoring its commitment to high governance standards. Board of Directors institutional engagement with governments and regulators GRI 2-29 As part of the Board Members in Action Program, the Board of Directors has sought to strengthen its engagement with government and regulatory authorities by participating in institutional events and meeting with leaders during corporate travel. In 2025, Board members attended the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC) in Shanghai; the 8th China International Import Expo in Shanghai; NY Climate Week in New York; the “Fórum Esfera Brasil” event in São Paulo; a Carajás Roundtable with the Global Foundation and Cebri in Carajás, Pará; and COP30 in Belém, among other events. In addition, the Board met with public officials in Duqm (Oman), Tokyo, Beijing, Brasília, Minas Gerais and Pará, as well as in other Brazilian municipalities and states, in line with corporate agendas. Conduct and compliance management GRI 2-12 In 2025, Vale continued to strengthen its conduct and compliance structure through the work of the Conduct and Integrity Committee, established by the Board of Directors in 2021. The committee oversaw the Ethics & Compliance Program, including monitoring the Whistleblower Channel and enforcing the Code of Conduct and the Misconduct Management Policy. Matters related to corporate integrity, internal audits and the Whistleblower Channel were reported quarterly to the Audit and Risk Committee and annually to the Board of Directors. Corruption, fraud and bribery prevention GRI 205-1, 205-2, 205-3 The Company strengthened its culture of integrity through periodic anti-corruption training, including during the onboarding program for the newly appointed members of the Board of Directors in May 2025. In addition, in October 2025 the Board of Directors approved a revision of the Global Anti- Corruption Policy, aligned with global best practices and with the applicable laws in the jurisdictions where Vale operates. 2025 Annual Report Overview Our risk management Performance Additional information 94 3.2.3.6 Remuneration of management and Fiscal Council members GRI 2-19, 2-20 In accordance with Vale’s Bylaws, the total annual compensation of the members of the Board of Directors, the Executive Committee, the Fiscal Council and the advisory committees is approved by the shareholders at the Annual General Meeting, based on a proposal submitted by the Board of Directors. The latter, with the support of the Nomination and Governance Committee and the People and Remuneration Committee, is responsible for allocating the approved compensation among the respective bodies. The remuneration of our management follows the structure outlined below. Governance body Remuneration policy Board of Directors The compensation consists exclusively of a fixed monthly payment within the scope of responsibility assigned to each position and may be adjusted in line with market practices identified in periodically commissioned surveys. The only alternate member is compensated only when attending a Board of Directors meeting, replacing the respective principal member (both employee representatives). Board of Directors advisory committees The compensation consists exclusively of a fixed monthly payment within the scope of responsibility assigned to each position and may be adjusted in line with market practices identified in periodically commissioned surveys. Fiscal Council The compensation of the principal members corresponds to a fixed monthly amount equivalent to at least 10% of the average fixed compensation that is paid monthly to the members of the Executive Committee. It may be adjusted in line with market practices identified in periodically commissioned surveys. Alternate members are compensated only when they attend a Fiscal Council meeting, replacing the respective principal member. Executive Committee The compensation consists of: a fixed monthly amount, a short-term variable compensation (annual bonus), and long-term variable compensation based on shared (long-term incentives - Matching and PSU Programs). It also includes private pension benefits, benefits aligned with the local market and occasional one-time payments as mechanisms for attraction, retention and incentives tied to key deliveries and initiatives for the Company. Remuneration of Executive Committee Short-term remuneration In 2025, the Executive Committee’s short-term performance scorecards remained focused on advancing the Company’s long-term ambitions and goals, which includes creating and sharing sustainable value in each fiscal year. The scorecards reinforce the direction toward building Vale 2030, through which we seek recognition as a trusted partner with the most competitive and resilient portfolio in our industry. The Executive Committee’s performance goals had the same proportion as in the previous year: 50% or 70% collective goals and 50% or 30% specific goals for each vice presidency, depending on the scope of responsibilities. The collective goals remained focused on EBITDA, safety, process events and inclusivity, while a reputation goal was also included. Between 30% and 50% of the goals are linked to non-financial indicators and ESG topics, while 30% relate to financial metrics, namely EBITDA, except for areas that do not have financial performance goals. Since 2020, the Health and Safety, Geotechnical and Compliance areas, now collectively referred to as Audit and Compliance, have not included financial goals in their scorecards, underscoring the importance placed on risk management and enabling employees in these areas to be fully dedicated to the mission of reducing and mitigating operational risks. 2025 Annual Report Overview Our risk management Performance Additional information 95 Long-term remuneration Vale’s long-term remuneration framework comprises the Performance Share Unit (PSU) Program and the Matching Program. The PSU Program is an equity-based program with threeyear cycles designed to encourage senior leadership—from senior managers to members of the Executive Committee —to deliver sustainable value creation, aligning executives’ focus with shareholders’ interests. The performance indicators linked to the PSU Program are Total Shareholder Return (TSR), ESG metrics (health and safety and sustainability) and Return on Invested Capital (ROIC), which measures a company's ability to generate returns based on total invested capital. Since 2021, the PSU Program began compensating executives through the Company’s common shares, replacing the previous cash-based remuneration tied to share price performance. The program also includes the payment of “virtual dividends” at the end of each cycle. In 2023, the PSU Program removed the trigger linked to the TSR indicator, placing greater emphasis on ESGrelated themes. In addition, the ROIC metric was incorporated into the Vale Shares Program in 2024, with a 25% weighting, establishing it as an internal valuegeneration target. This change aims to enhance alignment with investors and Vale’s strategic objectives. The Matching Program is a restricted share program designed to attract and retain talent and reinforce a culture of sustainable long-term performance. Leadership—from coordinators and supervisors to members of the Executive Committee—who purchase Company shares with their own resources become eligible to receive a share award at the end of a three-year cycle. Participation in the program and retention of shares are mandatory for Executive Committee members. The program also includes “virtual dividends,” paid by the Company in cash following the distribution of dividends and/or interest on equity to Vale’s shareholders. Vale also has a Stock Ownership Guidelines Policy requiring Executive Committee members to maintain a minimum ownership interest in Vale shares and the Company applies Malus and Clawback practices, which allow for the reduction or recovery of variable remuneration in cases of serious misconduct. These measures are intended to strengthen market confidence and promote strong governance, aligning the interests of leadership and shareholders. Remuneration in the last three fiscal years The compensation of the Board of Directors, Advisory Committees, Fiscal Council and Executive Committee is approved annually by our shareholders at Annual General Meetings. The Company relies on studies to assess market practices, supported by one or more specialized consulting firms, which review the compensation policies and practices adopted by leading mining companies and other large global industrial companies and similar organizations, as well as trends in benefit grants among companies of comparable size. Below, we present the amounts paid in recent years. Board of Directors, advisory committees and Fiscal Council Governance body (in Brazilian reais, excluding charges) 2023 2024 2025 Board of Directors 17,060,529 17,933,063 19,469,552 Advisory committees1 4,057,878 2,777,566 2,729,960 Fiscal Council 1,677,649 1,789,928 1,765,274 Total 22,796,056 22,500,557 23,964,786 Executive Committee Total remuneration (in Braziian reais, excluding charges) 2023 2024 2025 Annual fixed compensation 32,769,246 32,429,657 22,398,219 Salary or management fees 30,394,104 30,020,662 20,073,696 Direct and indirect benefits 2,375,142 2,408,995 2,324,524 Variable compensation and shares 121,128,306 114,173,893 83,705,511 Annual bonus 52,190,491 49,038,823 33,445,884 Equity-based 68,177,217 56,670,594 48,742,752 Other2 760,598 8,464,476 1,516,875 Post-employment3 5,020,762 4,996,140 3,235,401 Termination payments 9,991,991 18,221,883 46,148,223 Total 168,910,305 169,821,574 155,487,354 For more information and details about our compensation practices, please refer to the 2026 Proxy Statement, available here. 2025 Annual Report Overview Our risk management Performance Additional information 96 1 Includes compensation payable to effective and alternate members of the Board of Directors for their participation in committees. 2 Amount allocated to bonuses associated with the strategy of attracting and retaining key talent to the Company, ensuring competitive recognition aligned with market practices, as provided for in Vale’s Management Policy. 3 As of 2025, “post-employment” benefits are being reported separately from the Direct and Indirect Benefits line, in accordance with the disclosure format set out in the Reference Form. 3.2.3.7 Ethics and compliance GRI 3-3, 2-27, 205-1, 205-2 Vale's Ethics & Compliance Program has been in place for four years. Its launch marked an advancement in the management of ethics and integrity matters at the Company, based on the principle that ethical conduct precedes legal and regulatory compliance. Guided by this premise, the program maintains prevention as its central objective, supported by detection mechanisms and corrective measures. The program is structured in an effort to prevent, detect and address misconduct and is composed of seven elements: 1. Governance 2. Guidelines 3. Communication and Training 4. Risk Analysis 5. Monitoring and Controls 6. Whistleblower Channel 7. Consequence Management The Audit and Compliance Department is responsible for the program and reports directly to the Board of Directors. The department is overseen by the Statutory Audit and Risk Committee and works in partnership with the Conduct and Integrity Committee, ensuring the proper governance of ethics and integrity issues at the Company. 2025 highlights Vale’s commitment to ethics and integrity is nonnegotiable. In 2025, all employees in operations and administrative areas were requested to reaffirm their commitment to ethics by revisiting our Code of Conduct and Global Anti-Corruption Policy through the new Ethics & Compliance Course, a mandatory educational initiative for the Iron Ore Solutions segment. The new version of the course, launched in 2025, adopted a personalized approach, delivering tailored content for each profile: new employees, leaders and the general workforce. As part of onboarding, new employees received an introduction to the Ethics & Compliance Program. Leaders were guided on fostering an ethical culture and the role of leadership in this journey. For the general workforce, the ethical principles of the Code of Conduct were translated into everyday actions. The Ethics & Compliance course was completed by more than 51,000 people (97% of all employees) in 2025. Likewise, in Vale Base Metals’ operational segment, all employees in operations and administrative areas were requested to renew their commitment to ethical principles through the new Code of Conduct course. This is a mandatory educational initiative. The course was completed by more than 11,000 people (85% of Vale Base Metals employees) in 2025. In addition, new employees received an introduction to our Ethics & Compliance Program during onboarding. In 2025, an anti-harassment course was launched for employees in Brazil, developed in partnership with the People Department. The initiative included two modules: one dedicated to sexual harassment and the other to harassment, both aligned with guidelines to promote a respectful and safe work environment. The course was completed by more than 56,000 people, representing 95% of all employees mapped in the country, reinforcing Vale’s commitment to preventing and combating inappropriate practices in the corporate environment. With a specific focus on preventing corruption, we conducted customized training sessions for employees in areas more exposed to this risk. Over the past year, more than 800 employees participated in anticorruption training sessions for high-priority groups, with the content tailored to their roles. In addition to employees classified as belonging to high-priority groups, in 2025 we also identified a new group known as gatekeepers, composed of employees who play a key role in the Ethics & Compliance Program. These employees act preventively in identifying and mitigating corruption risks. Specific and tailored initiatives were carried out with each group. Furthermore, in 2025 we sought to strengthen training initiatives aimed at contractors in the Iron Ore Solutions segment. More than 10,000 contractors completed the updated Ethics Training for Contractors Course. In the second half of the year, this program became mandatory for contractors who have a Vale corporate email account. 2025 Annual Report Overview Our risk management Performance Additional information 97 This initiative reinforces the expectation of ethical conduct throughout the value chain, expanding the reach of the Ethics & Compliance Program and contributing to risk prevention in relationships with partners and suppliers. In 2025, we also held Ethics Talks in operations in Brazil and other countries to engage directly with employees and provide guidance on the Ethics & Compliance Program. These conversations reached more than 1,500 employees. Throughout the year, Ethics & Compliance topics remained consistently present on the Company’s agenda, including at events such as the Leaders’ Forum and during Accident Prevention Week. Notably, progress was made with a structured initiative designed to bring the integrity team closer to business areas to understand operational strategies and challenges, and provide preventive support for decision-making. This proactive approach aimed to reduce risks by improving alignment between integrity processes and corporate routines, enhancing the quality of training, which began incorporating real cases from departments, and strengthening the effectiveness of preventive efforts. Over the course of the year, more than 8,000 risk assessments were conducted, encompassing third-party and supplier due diligence, conflicts of interest, gifts and hospitality and external expenditure such as donations and sponsorship. The Company monitored the adherence of internal processes in line with the Ethics & Compliance Program’s guidelines through testing and continuous control actions. Key controls covered social, environmental and institutional expenditure, suppliers, the hiring of public officials and mandatory training. In 2025, 99% of the transactions tested were compliant. The identified non-compliant transactions were addressed and no risks materialized. Last year, updates were made to the regulatory documents governing the program. The Code of Conduct and the Global Anti-Corruption Policy were revised. In addition, the new Conflict of Interest Management Policy, was launched, which is applicable to employees, key management personnel and Vale shareholders. The document establishes criteria and guidance for identifying, recording and addressing actual or potential conflict situations, reinforcing the principle of acting without conflicts of interest set forth in the Code of Conduct. Whistleblower Channel GRI 2-16, 2-25, 2-26, 406-1 In 2025, 10,151 reports were received and 10,079 cases were closed1, of which 57% corresponded to investigated allegations. The total number of reports decreased by 1.3% compared to 2024. During the reporting period, 59% of the investigated and substantiated allegations related to interpersonal relationships, down 5% from 2024. This category includes harassment, sexual harassment, discrimination, inappropriate management and inappropriate behavior. The latter two allegations were the most frequent. The Whistleblower Channel may be used by anyone to report suspected violations of Vale’s Code of Conduct. Reports are received by an independent company and forwarded for internal investigation. Vale employees and contractors in Brazil and Canada may also use the Respect Channel to report situations involving harassment, sexual harassment or discrimination. All information received is handled confidentially and the Company prohibits any form of intimidation or retaliation against whistleblowers. The Whistleblower Channel provides inputs for trend monitoring and for identifying matters that require attention, contributing to the continuous improvement of cultural, inclusion, ethics and compliance initiatives. Misconduct management In 2025, identified misconduct was addressed in accordance with the Misconduct Management Policy. Cases confirmed through the Whistleblower Channel resulted in 3,968 corrective and disciplinary actions, including 257 terminations, 13.8% fewer than the previous year. In addition to terminations, measures such as the demobilization of contractors, feedback, warnings, suspensions, process reviews and other corrective actions were applied. Misconduct may also be identified by leaders in day-today activities, through audit processes, by regulatory authorities or through other means. In such cases, leaders are responsible for applying the consequences set forth in the policy. For further information, see the 2025 Ethics & Compliance Program Report. 2025 Annual Report Overview Our risk management Performance Additional information 98 1 Reports received through the Whistleblower Channel may be closed in a different year than the year they were received, due to the report’s submission date or the complexity of the investigation process. Compliance with laws and regulations GRI 2-27 In 2025, Vale received 53 fines and five non-monetary penalties related to significant cases1 of alleged noncompliance with laws and regulations. In the same year, the Company paid 43 fines related to noncompliance with laws and regulations, totaling approximately USD 1.2 million, as detailed below and in the ESG Databook. Non-monetary penalties and fines related to significant cases1 in 2025 Environment Society Mining regulation Labor Other Region Nonmonetary penalties Fines Nonmonetary penalties Fines Nonmonetary penalties Fines Nonmonetary penalties Fines Nonmonetary penalties Fines South America 4 1 — — 1 50 — — — 2 North America — — — — — — — — — — Europe — — — — — — — — — — Asia — — — — — — — — — — Fines paid in 2025 Total monetary value of fines paid in 2025 (USD) Region Environment Society Mining regulation Labor Other1 Environment Society Mining regulation Labor Other1 South America 5 1 5 28 4 63,555.0 112,891.3 3,990.1 124,696.2 882,633.2 North America — — — — — — — — — — Europe — — — — — — — — — — Asia — — — — — — — — — — Vale emphasizes that it makes ongoing investments aimed at the continuous improvement of its operational control and monitoring systems and that any fines and non-monetary penalties imposed on the Company are addressed within the respective proceedings through the submission of appropriate defenses and appeals, based on the relevant factual and legal grounds. 2025 Annual Report Overview Our risk management Performance Additional information 99 1 For information on the criteria used to determine the cases considered “significant”, as well as the other thematic areas covered by the indicator (considered in the “Other” column), see the ESG Databook. Closed reports 14% Out of scope, insufficient information and queries 10.079 54% 29% 57% of the investigated allegations were confirmed Directed Complaints Investigated allegations Membership of associations and organizations 101 Stakeholder engagement 102 GRI content index 106 Independent assurance 113 Credits 116 Disclaimer 115 2025 Annual Report Overview Our risk management Performance Additional information 4 Additional information 4.1 Membership of associations and organizations GRI 2-28 • Açailândia Business Association (ACIA) • Amazon Restoration Alliance, via Fundo Vale, Vale Natural Reserve and Vale Institute of Technology • Association for Iron & Steel Technology (AIST) • Barão de Cocais Business, Industrial and Agricultural Association (ACIABAC) • Brazil-Canada Chamber of Commerce • Brazil-China Business Council (CEBC) • Brazilian Academy of Sciences (ABC) • Brazilian Association of Private Port Terminals (ATP) • Brazilian Association of Publicly Traded Companies (ABRASCA) • Brazilian Association of Science Publishers (ABEC Brasil), via Vale Institute of Technology • Brazilian Business Council for Sustainable Development (CEBDS) • Brazilian Business in European Union Policy Network • Brazilian Center for International Relations (CEBRI) • Brazilian Chamber of Commerce in Japan (CCBJ) • Brazilian Climate, Forests and Agriculture Coalition, via Fundo Vale and Vale Natural Reserve • Brazilian Corporate Volunteering Council • Brazilian Foreign Trade Association (AEB) • Brazilian Infrastructure and Basic Industries Association (ABDIB) • Brazilian Metallurgy, Materials and Mining Association (ABM) • Brazilian Mining Institute (IBRAM) • Brazilian Port Terminals Association (ABTP) • Brazilian Technical Standards Association (ABNT) • Brazil-Japan Business Council (CEBRAJ) • BRICS Business Council (CEBRICS) • Buriticupu Business Association • Business at OECD (BIAC) • Business For Social Responsibility (BSR) • Canaã dos Carajás Business Association • Cariacica Business Association (AEC) • Catas Altas Business Association (ACECA) • Central Nipo-Brazilian Association in Japan (ACNB) • Childhood Brasil • Cobalt Development Institute • Columbia Center on Sustainable Investment (CCSI) • Comprehensive Education Reference Center, via Vale Foundation • Congonhas Business Association (ACISC) • Cooperation for the Amazon Movement, via Fundo Vale • Council for Inclusive Capitalism • Curionópolis Business Association • Dow Jones Sustainability Index (DJSI) • Espírito Santo and Minas Gerais Railroad (Sindfer) • Espírito Santo in Action • Espírito Santo State Federation of Industry (FINDES) • European Association of Metals (Eurometaux) • European Chamber of Commerce in China • Everyone for Education Association, via Vale Foundation • Extractive Industries Transparency Initiative (EITI) • Forest Peoples Connection Network, via Fundo Vale • Global Business Initiative on Human Rights (GBI) • Group of Institutes, Foundations and Companies (GIFE) • India-Brazil Chamber of Commerce • Indonesian Mining Association (IMA) • Institute for Industrial Development Studies (IEDI) • Institute for the National Pact to Eradicate Slave Labor (InPACTO) • Institute of Government Relations (IRelGOV) • Instituto Acende Brasil (“Light up Brazil Institute,” an electricity research institute) • International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC) • International Council of Museums Brasil (ICOM) • International Council on Mining & Metals (ICMM) • International Iron Metallics Association (IIMA) • ISS Governance • Itabira Business, Industrial, Service and Agricultural Association (Acita) • Latin American Venture Philanthropy Network (Latimpacto), via Fundo Vale • Leaders of Tomorrow Institute • Malaysian International Chambers of Commerce and Industry (MICCI) • Malaysian Iron and Steel Industry Federation (MISIF) • Marabá Business Association (ACIM) • Maranhão Business Association (ACM) • Mariana Business, Industrial and Agricultural Association (ACIAM) • Minas Gerais Peace Institute (IMPP) • Minas Gerais State Federation of Industry (FIEMG) • Mining Association of Canada (MAC) • Mining Hub • NA CIS -2 / Neutral to Low • National Center for Technological Research on Nickel and the Environment, New Caledonia (CNRT Nickel) • National Confederation of Industry (CNI) • National Education and Research Network, via Vale Institute of Technology • National Forum of Research and Graduate Studies Provosts (FOPROP), via Vale Institute of Technology • National Pact for Early Childhood, via Vale Foundation • National Railroad Transportation Association (ANTF • Nickel Institute • Oman Chamber of Commerce and Industry (OCCI) • Ourilândia Business Association • Ouro Preto Business Association (ACEOP) • Ouro Preto Economic and Social Development Agency (ADOP) • Pact to Promote Racial Equity • Pará Industrial Association (CIP) • Pará State Mining Industry Association (Simineral) • Parauapebas Business Association • Rio de Janeiro Business Association (ACRJ) • Rio de Janeiro Industrial Association (CIRJ) • Rio de Janeiro State Federation of Industry (FIRJAN) • Rio Piracicaba Business Association (ACIARP) • Santa Bárbara Economic and Social Development Agency (ADESB) • São Gonçalo de Rio Abaixo Business and Industrial Association (ACIASGRA) • Serra Business Association (ASES) • Shanghai Foreign Investment Association • Shanghai Jing’an District Foreign Investment Enterprises Association • Shanghai Pudong New Area Association of Enterprises with Foreign Investment • Sustainable Development Solutions Network (SDSN) • The Global Foundation • Tucumã Business Association • U.S. Chamber of Commerce • U.S. Chamber of Commerce in Brazil (AMCHAM) • UNICEF accreditation scheme (“Selo UNICEF”) in the Brazilian Amazon, via Vale Foundation • Vila Velha Business Association (ASEVILA) • Voluntary Principles on Security and Human Rights • Wise Group • Women in Mining • World Business Council for Sustainable Development (WBCSD) • World Economic Forum (WEF) 2025 Annual Report Overview Our risk management Performance Additional information 101 4.2 Stakeholder engagement GRI 2-29 Stakeholder Objective Forms of engagement in 2025 Key demands and concerns Listening channels Communities Share information about operations, their risks and impacts, address community expectations, and promote regional development. • Community engagement plans • Establishment of management groups and participatory meetings • Community agendas and action monitoring forums • Community visits to company operations • Community listening and response mechanism • Mining Dam Emergency Action Plans • Human rights due diligence process throughout the life cycle of operations, including the concept of progressive closure of operations in regions • Regional development agenda (support for social projects and job openings) • Management of risks and impacts of Vale’s activities in the regions • Management of impacts and reparation related to Brumadinho and Mariana (transportation, access to water, assistance, animal rescue and compensation) • Concerns about community safety related to fatal and nonfatal accidents • Techniques for environmental recovery and reforestation after mine closure • Dam risks and management • Contact Us: Contact us form • “Alô Vale” (“Hello Vale”) for subjects related to Brazilian railroads: 0800 285 700 or 0800 021 9934 (for people with hearing impairments) • “Alô Vale” (“Hello Vale”) for communities: 0800 285 7000 or 0800 021 9934 (for people with hearing impairments) You can also get in touch via vale.com/rconline or speak directly with a community relations professional. • Whistleblower Channel: 0800 821 5000 or 21 3485 3000 Canada: +1 844 450 5001 Other countries: +55 21 3485 3000 Employees Promote our commitments to safety, respect for the environment, and people, including employees, contractors, suppliers and communities. • Internal communication • Capacity building, training and corporate academies • Thematic groups, interactive dialogue, joint action programs, volunteering initiatives and collective bargaining with unions or worker representative bodies • Human rights due diligence process • Low-Carbon Forum • People management practices • Decent working conditions • An inclusive, psychologically safe environment • Freedom of association and collective bargaining • Management of risks, impacts and opportunities related to tailings dams, health and safety • Innovation and investments in R&D, automation, robotics and artificial intelligence • Engagement survey1 • Whistleblower Channel: 0800 821 5000 or 21 3485 3000 Canada: +1 844 450 5001 Other countries: +55 21 3485 30001 2025 Annual Report Overview Our risk management Performance Additional information 102 1 The Engagement Survey includes only direct employees. Stakeholder Objective Forms of engagement in 2025 Key demands and concerns Listening channels Customers Better understand market needs, meet product quality demands, and align products with the strategy to reduce carbon emissions across the value chain. • Technical meetings and missions, commercial meetings and technical site visits • Contact by email and phone • Satisfaction survey • Forums, seminars and conferences • Tailings dam management (policies, commitments, risks, impacts and opportunities) • Eco-efficient production and distribution technologies • Techniques for environmental recovery and reforestation after mine closure • Products (portfolio) and technological solutions to reduce Scope 3 emissions • Carbon capture and storage systems and technologies • Contact by phone and email • Meetings, seminars and technical site visits • Satisfaction survey • Contact Us: Contact us form Suppliers Emphasize the importance of agility in procurement, proper item selection, inventory management and attention to health, safety, environmental and community aspects throughout the supply chain. • Negotiation rounds to foster closer ties between large and local suppliers • Human rights training and events addressing critical issues related to the topic • “Open Doors – Pará” event to engage with local suppliers • Human Rights due diligence process • Facilitation of suppliers’ access to the More Capital Program, which offers working capital credit • Compliance with procurement requirements and payment terms • Investments in innovation, R&D and eco-efficient production and distribution technologies • Partnerships with suppliers to implement occupational health and safety strategies • Ongoing communication with suppliers to continuously improve compliance with Critical Activities Requirements and risk management processes • Decent working conditions • Minabot2 via Microsoft Teams tool • Contact Us: Contact us form • Whistleblower Channel: +55 800 821 5000 or +55 21 3485 3000 Canada: +1 844 450 5001 Other countries: +55 21 3485-3000 2025 Annual Report Overview Our risk management Performance Additional information 103 Stakeholder Objective Forms of engagement in 2025 Key demands and concerns Listening channels Investors Reinforce our commitment to achieve our business goals and to create value for shareholders. • Shareholders’ meetings, letters, events, operational site visits, webinars, conferences and non-deal roadshows • ESG portal, Investor Relations website and email • Engagement meetings with the Investor Relations team, executives and the Board of Directors • Business performance and capital allocation • Long-term strategy • Iron ore, nickel and copper markets • Corporate governance, environmental and social best practices • Climate change and its impacts on the business model, innovation in applications and greenhouse gas emissions management • Tailings dam management • Brumadinho and Mariana reparation • Innovation and eco-efficient production and distribution technologies • E-mail vale.ri@vale.com and Vale’s IR Portal • Telephone: +55 21 3485-5000 Partners, academia, specialists, nongovernmental organizations (NGOs) Establish partnerships and build close relationships with specialists from diverse fields and areas of expertise. • Meetings and events • Responses to questionnaires, clarification letters and formal statements • Expert panels of the Vale Foundation and the Vale Cultural Institute • Sounding Panel—group of executives with expertise in ESG who advise and influence the Company regarding its performance and long-term strategy • Cultural evolution and greater transparency about challenges involving civil society • Communities: community investment, human rights, and impacts related to dams and mine closure • Innovation and investments in R&D • Brumadinho and Mariana reparation • Exploration in sensitive biodiversity areas • Contact Us: Contact us form • Contact by phone and email • Meetings, seminars and technical site visits 2025 Annual Report Overview Our risk management Performance Additional information 104 Stakeholder Objective Forms of engagement in 2025 Key demands and concerns Listening channels Public authorities Maintain ongoing relationships grounded in the principles of public administration and contributing to political decisions and the formulation of public policies that are crucial to the Company’s business. • Strategic, political, institutional and technical meetings • Thematic groups and events • Engagement through industry associations • Legal compliance in terms of social and environmental matters and aspects related to production methods • Brumadinho and Mariana reparation • Tailings dam management • Innovation and investments in R&D • Key topics on the agenda during the year: mineral waste, water, particulate emissions, conflicts with communities and mine closure • Contact Us: Contact us form • Contact by phone and email Press Ensure accountability and promote transparency in relationships with stakeholders to strengthen the Company's image and manage its reputation. • Engagement with media outlets, handling requests for interviews with Vale executives and for information about the Company’s business and operations . • Engagement takes place both reactively, when journalists seek information on various Company matters, and proactively, based on story pitches suggested by the Press Office • Reactive coverage: generally related to business matters, reparation efforts and dams • Proactive coverage: sustainability agenda (carbon and biodiversity), culture, innovation, and diversity, equity and inclusion • Contact by email or website www.vale.com/imprensa 2025 Annual Report Overview Our risk management Performance Additional information 105 4.3 GRI content index Statement of use: Vale has reported in accordance with the GRI Standards for the period from January 1 to December 31, 2025. GRI 1 used: GRI Standards 2021 Applicable GRI Biodiversity Standard: GRI 101: Biodiversity 2024 Applicable GRI Sector Standard: GRI 14: Mining Sector 2024 General disclosures GRI 2: General Disclosures 2021 2-1 Organizational details Pages 8, 9 Mandatory 2-2 Entities included in the organization’s sustainability reporting Pages 7 and 88 As financial statements can be checked at the link. All entities controlled by Vale are covered in the Annual Report. Mandatory 2-3 Reporting period, frequency and contact point Page 7 Mandatory 2-4 Restatements of information Page 17, 41, 48, 65 and 66 Mandatory 2-5 External assurance Page 7 and 113 Vale’s external assurance process is required by its membership in the International Council on Mining and Metals (ICMM) Mandatory 2-6 Activities, value chain and other business relationships Page 8 More information can be found in the Reference Form, item 1.1. issuer's history and 1.4. Information related to products and services corresponding to the operating segments Mandatory 2-7 Employees Pages 58 and 59. More information can be found in the ESG Databook. Mandatory 2-8 Workers who are not employees Pages 58 and 59 More information can be found in the ESG Databook. Mandatory 2-9 Governance structure and composition Pages 88, 92 and 93 More information can be found in the Board of Directors’ Internal Regulations Mandatory 2-10 Nomination and selection of the highest governance body Pages 88, 90, 92 and 93 More information can be found in the Form 20-F, section: Management and employees Mandatory 2-11 Chair of the highest governance body Pages 88, 90 and 92 Mandatory 2-12 Role of the highest governance body in overseeing the management of impacts Pages 7, 13, 14, 22, 83, 88, 90, 91, 92, 93 and 94 More information can be found in the General Meetings of Shareholders Participation Manual and no Sustainability Committee Internal Regulations, Chapter 5 - Meetings Mandatory 2-13 Delegation of responsibility for managing impacts Pages 13, 88, 90 More information can be found in the Board of Directors’ Internal Regulations Mandatory 2-14 Role of the highest governance body in sustainability reporting Pages 7, 13, 14, 90 Mandatory Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 106 1 Considers the material topics from the GRI sectorial standard GRI 14: Mining Sector 2024. To find out more, please see the ‘Our material topics’ section. GRI 2: General Disclosures 2021 2-15 Conflicts of interest The absence of conflicts of interest is one of the ethical principles of the Code of Conduct. We reject and prevent any action, influence, or decision motivated by interests that are contrary to Vale’s standards. More information can be found in the Related-Party Transactions and Conflict of Interest Policy. Mandatory 2-16 Communication of critical concerns Pages 22, 81, 90 and 98 More information can be found in the Form 20-F and no Reference Form, both at section "Risk Factors" Mandatory 2-17 Collective knowledge of the highest governance body Page 90 More information can be found in the General Meetings of Shareholders Participation Manual Mandatory 2-18 Evaluation of the performance of the highest governance body Page 90 More information can be found in the Reference Form - Seção: Administrative structure Mandatory 2-19 Remuneration policies Pages 35 and 95 More information can be found in the Reference Form - Item "13. Management compensation / 13.1 Compensation policy/ practice" Mandatory 2-20 Process to determine remuneration Pages 35 and 95 Additional information related to this disclosure is presented in the Company’s annual Reference Form, in the chapters Management Compensation and Remuneration Policy/Practices Mandatory 2-21 Annual total compensation ratio The ratio between the highest individual compensation and the median individual compensation of Vale employees, for the fiscal year ending 2025, is 281.58 times, according to the accrual accounting view. Compared with 2024, the ratio of the percentage increase in the total annual remuneration of the organization's highest-paid individual to the average percentage increase in the total annual remuneration of all employees was -2.11 times. More information on the methodology used for the calculation can be found in the Reference Form, in section “10.3. Employee remuneration policies and practices” Mandatory 2-22 Statement on sustainable development strategy Pages 5, 6, 7, 8, 11 and 13 Mandatory 2-23 Policy commitments Pages 13, 17, 22, 68 and 93. More information can be found in the Form 20-F, section: 4. Risk Factors Mandatory 2-24 Embedding policy commitments Pages 17, 58, 60 and 93. Mandatory 2-25 Processes to remediate negative impacts Pages 11, 14, 81 and 98 Mandatory 2-26 Mechanisms for seeking advice and raising concerns Pages 81 and 98 Mandatory 2-27 Compliance with laws and regulations Pages 97 and 99 Mandatory Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 107 GRI 2: General Disclosures 2021 2-28 Membership associations Page 101 Mandatory 2-29 Approach to stakeholder engagement Pages 11, 68, 94 and 102 Mandatory 2-30 Collective bargaining agreements Pages 58 and 63 Mandatory Material topics GRI 3: Material Topics 2021 3-1 Process to determine material topics Pages 13 and 14. More information can be found in the ESG Portal Mandatory 3-2 List of material topics Pages 13 and 14. More information can be found in the ESG Portal Mandatory Safe Operations and Dams GRI 3: Material Topics 2021 3-3 Management of material topics Pages 25 and 63. More information can be found in the ESG Portal Mandatory 14.6.1 14.15.1 14.16.1 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system ESG Databook. Material 14.16.2 403-2 Hazard identification, risk assessment, and incident investigation ESG Databook. Material 14.16.3 403-3 Occupational health services ESG Databook. Material 14.16.4 403-4 Worker participation, consultation, and communication on occupational health and safety ESG Databook. Material 14.16.5 403-5 Worker training on occupational health and safety ESG Databook. Material 14.16.6 403-6 Promotion of worker health ESG Databook. Material 14.16.7 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships ESG Databook. Material 14.16.8 403-8 Workers covered by an occupational health and safety management system ESG Databook. Material 14.16.9 403-9 Work-related injuries Pages 63 and 65 More information can be found in the ESG Databook. Material 14.16.10 403-10 Work-related ill health Pages 63 and 65 ESG Databook. Material 14.16.11 403-10-b Information unavailable/ incomplete The data reported here covers only direct employees; health statistics for contractor employees are managed by the contracting company. GRI 306: Effluents and Waste 2016 306-3 Significant spills ESG Databook. Material 14.15.2 Circular Mining GRI 3: Material Topics 2021 3-3 Management of material topics Page 50 More information can be found in the ESG Portal Mandatory Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 108 Biodiversity and Ecosystems GRI 3: Material Topics 2021 3-3 Management of material topics Page 42 More information can be found in the ESG Portal Mandatory 14.4.1 GRI 101: Biodiversity 2024 101-1 Policies to halt and reverse biodiversity loss Page 42 More information can be found in the ESG Databook. Material 14.4.2 101-2 Management of biodiversity impacts Page 42 More information can be found in the ESG Databook. Material 14.4.3 101-4 Identification of biodiversity impacts ESG Databook. Material 14.4.4 101-5 Locations with biodiversity impacts ESG Databook. Material 14.4.5 101-6 Direct drivers of biodiversity loss Page 42 More information can be found in the ESG Databook. Material 14.4.6 101-7 Changes to the state of biodiversity ESG Databook. Material 14.4.7 101-8 Ecosystem services ESG Databook. Material 14.4.8 Environmental Management GRI 3: Material Topics 2021 3-3 Management of material topics Pages 46 and 48 More information can be found in the ESG Portal Mandatory 14.3.1 14.7.1 GRI 303: Water and Effluents 2018 303-1 Interactions with water as a shared resource Pages 46 and 47 More information can be found in the ESG Portal Material 14.7.2 303-2 Management of water discharge-related impacts Page 46 More information can be found in the ESG Portal Material 14.7.3 303-3 Water withdrawal Pages 46 and 47 More information can be found in the ESG Portal Material 14.7.4 303-4 Water discharge Pages 46 and 47 More information can be found in the ESG Portal Material 14.7.5 303-4-d-iii Information unavailable/ incomplete We follow the applicable regulations and maintain our controls. Any deviations are investigated, communicated to the responsible authorities, and addressed through appropriate action plans. 303-5 Water consumption Pages 46 and 47 More information can be found in the ESG Portal Material 14.7.6 GRI 305: Emissions 2016 305-7 | Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions Page 48 ESG Databook. Material 14.3.2 Communities and Territories GRI 3: Material Topics 2021 3-3 Management of material topics Pages 68, 81 and 82 More information can be found in the ESG Portal Mandatory 14.9.1 14.10.1 14.11.1 14.12.1 14.13.1 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed Page 68 More information can be found in the ESG Databook. Material 14.9.2 GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported Pages 66, 68, 69, 71, 72, 76 and 83 More information can be found in the ESG Databook. Material 14.9.3 203-2 Significant indirect economic impacts ESG Databook. Material 14.9.4 GRI 204: Procurement Practices 2016 204-1 Proportion of spending on suppliers ESG Databook. Material 14.9.5 GRI 411: Rights of Indigenous Peoples 2016 411-1 Incidents of violations involving rights of Indigenous Peoples ESG Databook. Material 14.11.2 Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 109 GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs Pages 66, 68 and 81 More information can be found in the ESG Databook. Material 14.10.2 413-2 Operations with significant actual and potential negative impacts on local communities Pages 66, 68 and 81 More information can be found in the ESG Databook. Material 14.10.3 Climate Change and Decarbonization GRI 3: Material Topics 2021 3-3 Management of material topics Page 36. More information can be found in the ESG Portal Mandatory 14.1.1 14.2.1 GRI 201: Economic Performance 2016 201-2 Financial implications and other risks and opportunities due to climate change Page 36 ESG Databook, Climate Change Report, and Form 20-F, Section 4: Risk Factors Material 14.2.2 GRI 302: Energy 2016 302-1 Energy consumption within the organization Page 40 More information can be found in the ESG Databook. Material 14.1.2 302-2 Energy consumption outside of the organization ESG Databook. Material 14.1.3 302-3 Energy intensity Page 40 More information can be found in the ESG Databook. Material 14.1.4 GRI 305: Emissions 2016 305-1 Direct (Scope 1) GHG emissions Page 40 More information can be found in the ESG Databook. Material 14.1.5 305-2 Energy indirect (Scope 2) GHG emissions Page 40 More information can be found in the ESG Databook. Material 14.1.6 305-3 Other indirect (Scope 3) GHG emissions Page 40 More information can be found in the ESG Databook. Material 14.1.7 GRI 305: Emissions 2016 305-4 GHG emissions intensity Page 40 More information can be found in the ESG Databook. Material 14.1.8 GRI 305: Emissions 2016 305-5 Reduction of GHG emissions ESG Databook. Material 14.1.9 Human Rights GRI 3: Material Topics 2021 3-3 Management of material topics Page 54 More information can be found in the ESG Portal Mandatory 14.14.1 14.18.1 14.19.1 GRI 408: Child Labor 2016 408-1 Operations and suppliers at significant risk for incidents of child labor Pages 54 and 55 More information can be found in the ESG Databook. Material 14.18.2 GRI 409: Forced or Compulsory Labor 2016 409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor Pages 54 and 55 More information can be found in the ESG Databook. Material 14.19.2 GRI 410: Security Practices 2016 410-1 Security personnel trained in human rights policies or procedures Page 54 More information can be found in the ESG Databook. Material 14.14.2 Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 110 GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Non-material 14.18.3 14.19.3 Not applicable This GRI disclosure does not reflect a material impact for Vale, as issues related to the risk of child labor, forced labor or slave-like labor in the supply chain are covered under GRI disclosures 408-1 and 409-1, and the broader topic of supplier management has been defined as non-material Governance and Integrity GRI 3: Material Topics 2021 3-3 Management of material topics Pages 88 and 97 More information can be found in the ESG Portal Mandatory 14.22.1 14.23.1 14.24.1 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed Page 68 More information can be found in the ESG Databook. Material 14.23.2 201-4 Financial assistance received from government ESG Databook. Material 14.23.3 GRI 205: Anticorruption 2016 205-1 Operations assessed for risks related to corruption Pages 94 and 97 More information can be found in the ESG Databook. Material 14.22.2 205-2 Communication and training about anticorruption policies and procedures Pages 94 and 97 More information can be found in the ESG Databook. Material 14.22.3 205-3 Confirmed incidents of corruption and actions taken Page 94 More information can be found in the ESG Databook. Material 14.22.4 GRI 207: Tax 2019 207-1 Approach to tax More information can be found in the ESG Databook. Material 14.23.4 207-2 Tax governance, control, and risk management More information can be found in the ESG Databook. Material 14.23.5 207-3 Stakeholder engagement and management of concerns related to tax More information can be found in the ESG Databook. Material 14.23.6 207-4 Country-bycountry reporting More information can be found in the ESG Databook. Material 14.23.7 GRI 415: Public Policy 2016 415-1 Political contributions Non-material 14.24.2 Not applicable This GRI disclosure does not reflect a material impact for Vale, as the Company does not make donations to political parties or candidates. People GRI 3: Material Topics 2021 3-3 Management of material topics Page 58 More information can be found in the ESG Portal Mandatory 14.17.1 14.20.1 14.21.1 GRI 202: Market Presence 2016 202-1 Ratios of standard entry level wage by gender compared to local minimum wage Page 58 More information can be found in the ESG Databook. Material 14.17.2 202-2 Proportion of senior management hired from the local community ESG Databook. Material 14.21.2 GRI 401: Employment 2016 401-1 New employee hires and employee turnover ESG Databook. Material 14.17.3 Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation 2025 Annual Report Overview Our risk management Performance Additional information 111 GRI 401: Employment 2016 GRI 401-2 Benefits provided to full-time employees that are not provided to temporary employees Non-material 14.17.4 Not applicable This GRI disclosure does not reflect a material impact for Vale, as employees with temporary or part-time contracts represent approximately 2% of the Company’s workforce. 401-3 Parental leave ESG Databook. Material 14.17.5 14.21.3 GRI 402: Labor/ Management Relations 2016 402-1 Minimum notice periods regarding operational changes ESG Databook. Material 14.17.6 GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee Pages 58, 60 and 62 More information can be found in the ESG Databook. Material 14.17.7 14.21.4 404-2 Programs for upgrading employee skills and transition assistance programs Pages 58 and 60 More information can be found in the ESG Databook. Material 14.17.8 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees More information can be found in the ESG Databook. Material 14.21.5 405-2 Ratio of basic salary and remuneration of women to men Pages 58 and 62 More information can be found in the ESG Databook. Material 14.21.6 GRI 406: Nondiscrimination 2016 406-1 Incidents of discrimination and corrective actions taken Pages 58, 60 and 98 More information can be found in the ESG Databook. Material 14.21.7 GRI 407: Freedom of Association and Collective Bargaining 2016 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk Pages 58 and 63 More information can be found in the ESG Databook. Material 14.20.2 GRI 414: Supplier Social Assessment 2016 414-1 New suppliers screened using social criteria Non-material 14.17.9 Not applicable These GRI disclosures do not reflect a material impact for Vale, as the People topic covers employees with an employment relationship with the Company, and the broader topic of supplier management has been defined as non-material. 414-2 Negative social impacts in the supply chain and actions taken Non-material 14.17.10 Not applicable Omission GRI Standard Disclosure Page number(s) and/or URL and/or direct answers Material / Non-material1 GRI Mining Sector Standard Requirement(s) omitted Reason Explanation Topics of the applicable GRI Sector Standard defined as non-material Topics Explanation General contents 14.5. Waste Topic 14.5. Waste was defined as non-material because its aspects are sufficiently covered by other topics. Issues related to contamination by heavy metals or hazardous materials are addressed under Topics 14.4. Biodiversity and 14.7. Water and Effluents, as well as their effects on human health (14.10. Local Communities). Matters related to the storage and disposal of mining waste are covered under Topics 14.6. Tailings and 14.15. Process Safety Incident Management. The promotion of the circular economy is addressed within the scope of the Circular Mining topic through GRI 3.3 | Management of material topics. The generation and disposal of industrial and domestic waste are not considered material. On a voluntary basis, Vale discloses information on waste management on its ESG Portal. 14.8 Closure and Rehabilitation Topic 14.8. Closure and Rehabilitation was defined as non-material given Vale’s current operational context, with only one asset (Águas Claras Mine) undergoing closure. Socioeconomic impacts associated with this topic, such as employment and income issues, as well as anticipation and transparency for an appropriate economic and social transition, are sufficiently covered under Topics 14.9. Economic Impacts, 14.10. Local Communities, and 14.17. Employment Practices. Environmental impacts associated with this topic are not material. On a voluntary basis, Vale discloses information on mine closure management and future land use on its ESG Portal. 14.25. Conflict-Affected and High-Risk Areas Topic 14.25. Conflict-Affected and High-Risk Areas was defined as non-material because Vale does not have operations or offices in regions classified as conflict-affected or high-risk. This assessment considered the indicative and non-exhaustive list of conflict-affected and high-risk areas within the scope of European Union Regulation 2017/821, known as the CAHRAs list. 2025 Annual Report Overview Our risk management Performance Additional information 112 4.4 Independent assurance GRI 2-5 Independent auditors’ limited assurance report on the non-financial information contained in the 2025 Annual Report (A free translation of the original in Portuguese) To The Board of Directors and Stockholders Vale S.A. Rio de Janeiro - RJ Introduction We were engaged by Vale S.A. (“Company” or “Vale”) to present our limited assurance report on the non-financial information contained in the 2025 Annual Report of Vale and certain selected information from the attachment Databook ESG (hereinafter collectively referred to as "2025 Annual Report"), as detailed on the basis of preparation (named Premises Base) prepared by the Company for the fiscal year ended December 31, 2025. Our limited assurance does not extend to information from prior periods or to any other information disclosed in conjunction with the 2025 Annual Report, including any images, audio files, or embedded videos. Responsibility of the Management of Vale The management of Vale is responsible for: a) Selecting or establishing appropriate criteria for the preparation and presentation of the information contained in the 2025 Annual Report b) Preparing the information according to: the GRI Standards, with the Premises Base, prepared by the Company itself, and with the subject matters 1 to 5 of the ICMM - International Council on Mining and Metals (detailed content in the "Subject matters ICMM" tab of the Databook ESG). c) Designing, implementing and maintaining internal controls over the relevant information for the preparation of the information contained in the 2025 Annual Report, so that it is free from material misstatement, whether due to fraud or error. Limitations in the preparation and presentation of non-financial information and indicators In preparing and presenting non-financial information and indicators, management followed the definitions set out in the Premises Base prepared by the Company and the GRI Standards, therefore, the information presented in the 2025 Annual Report is not intended to ensure compliance with social, economic, environmental, or engineering laws and regulations. The aforementioned standards, however, provide for the presentation and disclosure of any non-compliance with such regulations in the event of significant sanction or fines. The absence of a significant set of established practices to rely on for evaluating and measuring non-financial information allows for different yet acceptable evaluation and measurement techniques, which can affect comparability between entities and over time. Our independence and quality management We comply with the independence requirements and other ethical demands of the Federal Accounting Council (CFC), which are based on the principles of integrity, objectivity, competence, and professional diligence, and which also consider the confidentiality and behavior of employees. We applied NBC PA 01 - Quality Management for Independent Auditors’ Firms (Legal Entities and Individuals), and consequently projected, implemented and maintained a comprehensive quality management system, including policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Responsibility of the independent auditors Our responsibility is to express a conclusion on the nonfinancial information contained in the 2025 Annual Report based on limited assurance engagement conducted in accordance with NBC TO 3000 - “Assurance Engagements other than Audits or Reviews,” issued by the CFC, which is equivalent to the international standard ISAE 3000 - Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by International Auditing and Assurance Standards Board (IAASB), applicable to non-financial information. These standards require that the work be planned and performed for the purpose of obtaining limited assurance that the non-financial information included in the 2025 Annual Report, taken as a whole, is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. A limited assurance engagement performed in accordance with NBC TO 3000 (ISAE 3000) consists mainly of making inquiries of Vale management and other Vale employees which are involved in the preparation of the information and applying analytical procedures to obtain evidence that allows us to issue a limited assurance conclusion on the information taken as a whole. A limited assurance engagement also requires the execution of additional procedures when the independent auditor becomes aware of matters that lead them to believe that the information disclosed in the 2025 Annual Report, taken as a whole, might present significant misstatements. As part of a limited assurance engagement in accordance with NBC TO 3000 (ISAE 3000), we exercise professional judgment and maintain professional skepticism throughout the engagement. We also: a) We determine the appropriateness in the Company’s circumstances of using the GRI Standards as a basis for the preparation of non-financial information and indicators b) We perform risk assessment procedures, including obtaining an understanding of the internal controls relevant to the work, to identify where relevant misstatements are likely to arise, whether due to fraud or 2025 Annual Report Overview Our risk management Performance Additional information 113 error, but not for the purpose of providing a conclusion on the effectiveness of the Company’s internal controls. c) We design and implement procedures that address cases where significant misstatements in non-financial information and indicators are likely to arise. The risk of not identifying a relevant misstatement resulting from fraud is greater than the one resulting from error, as fraud may involve collusion, forgery, willful omissions, or breach of internal controls. Summary of procedures performed The procedures selected are based on our understanding of the aspects related to the compilation, materiality and presentation of the information contained in the 2025 Annual Report, other circumstances of the engagement and our analysis of activities and processes associated with material information disclosed in the 2025 Annual Report, where significant misstatements might exist. The following procedures were adopted: a) planning the work taking into consideration the materiality and the volume of quantitative and qualitative information and the operational and internal control systems that were used to prepare the information contained in the 2025 Annual Report; b) understanding the calculation methodologies and the procedures adopted for the compilation of the indicators through inquiries with the managers responsible for the preparation of the information; c) the application of analytical procedures on quantitative information and inquiries about qualitative information and its correlation with the indicators disclosed in the 2025 Annual Report; d) the application of substantive tests for certain nonfinancial information and indicators e) for cases where non-financial data correlates with financial indicators, the comparison of these indicators with the audited financial statements; and f) understanding and procedures regarding the Company's approach to ICMM subject matters. The limited assurance engagement also included the analysis of adherence to the GRI Standards, to the provisions in the Premises Base prepared by the Company, and to the subject matters 1 to 5 of the ICMM - International Council on Mining and Metals. Our procedures did not include assessing the design adequacy or operational effectiveness of the controls, testing the data on which the estimates are based, or separately developing our own estimate to compare with the estimate of Vale. We believe that the evidence obtained in our job is sufficient and appropriate to support our conclusion in a limited manner. Scope and limitations The procedures applied in a limited assurance engagement are substantially less in scope than those applied in a reasonable assurance engagement for the purpose of issuing an opinion on the data contained in the 2025 Annual Report. Consequently, we were unable to obtain reasonable assurance that we became aware of all the significant matters that might have been identified in a reasonable assurance engagement. If we had performed our engagement for the purpose of issuing an opinion, we might have identified other matters and potential misstatements that may exist in the 2025 Annual Report. Therefore, we will not issue an opinion on this information. Non-financial data is subject to more inherent limitations than financial data, given both the nature and the diversity of the methods used for determining, calculating or estimating such data. Qualitative interpretations of the relevance, materiality and accuracy of the data are subject to individual assumptions and judgments. In addition, we have not performed any procedures in relation to the information presented for prior periods, forecasts and goals. Our assurance report should be read and understood in the context of the inherent limitations of the process of preparing non-financial information and indicators by management, including the fact that this information is not intended to assure compliance with social, economic, environmental, or engineering laws and regulations. The contents included in the scope of this assurance engagement are presented in the Basis of Preparation of the 2025 Annual Report. Conclusion Based on the procedures performed, described herein and the evidence we obtained, no matter has come to our attention that causes us to believe that the non-financial information contained in the 2025 Annual Report of Vale, were not compiled, in all relevant aspects, in accordance with the criteria established by the basis of preparation and by the GRI Standards, and with ICMM criteria. Other matters - Restriction of use and distribution This report was prepared for the use of Vale and may be presented or distributed to third parties, provided they are familiar with the subject matter and criteria applicable to this assurance engagement, in view of the specific purpose described in the first paragraph of this report. Any party other than Vale that obtains access to this report, or a copy of it, and relies on the information contained herein will do so at its own risk. We do not accept or assume any responsibility and disclaim any liability to any party other than Vale for our work, the assurance report or our findings. São Paulo, April 15, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Mauricio Colombari Contador CRC 1SP195838/O-3 2025 Annual Report Overview Our risk management Performance Additional information 114 4.5 Disclaimer This document, as well as the information and data presented in it, has been prepared based on current information, estimates and judgments, using models, methodologies and standards that are subject to certain assumptions and limitations, including but not limited to data availability and accuracy, lack of standardization and historical data, and other future contingencies, dependencies, risks and uncertainties (arising, among other factors, from legislative, judicial, tax, technological and regulatory developments, both global and regional, including regulatory measures related to deforestation, climate change and corporate sustainability disclosures). As a result, these models, methodologies and standards may be subject to adjustments beyond Vale’s control and may change over time. This report may contain forward-looking statements that reflect Vale’s expectations regarding future events or results. Such statements include, but are not limited to, targets, projections, timeline estimates, expected technological developments, regulatory scenarios and strategic initiatives related to climate change. Many of these forward-looking statements can be identified by the use of forward-looking terms such as “believe,” “may,” “expect,” “should,” “could,” “will,” “plan,” “intend,” “estimate,” “target,” “ambition” and “potential,” among others. These statements are based on assumptions, current expectations and estimates made by management, many of which are beyond Vale’s control. Factors that may influence these results include, among others: (i) changes in public policies or regulations; (ii) economic and market fluctuations; (iii) technological advances and industry innovation; (iv) weather conditions and natural events; (v) geopolitical and social factors that may impact operations; (vi) industry trends, including price direction and expected levels of supply and demand; (vii) the implementation of our financing strategy and investment plans; (viii) our ability to comply with and implement new technologies to mitigate operational risks or achieve our targets and commitments; and (ix) other unforeseen risks and uncertainties. Potential investors should be aware that forwardlooking statements do not constitute guarantees of future performance and that Vale’s actual performance may differ materially from what is stated or implied in the statements contained in this report. Given the nature of these variables, there can be no assurance that the plans, initiatives or targets described in this report will be achieved in whole or in part, or that future results will be aligned with the expectations expressed in it. Vale reserves the right, at its discretion, to revise, adjust or reassess its strategy, objectives and operational approaches in response to changes in internal or external conditions, without any obligation to provide prior notice or update this document. For additional information on factors that may cause results to differ materially from those estimated by Vale, please refer to the reports filed by Vale with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM), in particular the factors discussed in the sections “Estimates and Projections” and “Risk Factors” of Vale’s Annual Report on Form 20-F. This report is provided for informational purposes only and should not be construed as an offer, commitment or guarantee of future performance. Likewise, it does not constitute legal, financial, tax or investment advice and should not be relied upon as such. Any decisions or actions taken based on the information contained in this document are the sole responsibility of the reader. Neither Vale nor its officers, directors, Board members, committee members or representatives assume any responsibility for misinterpretations of this report or for any decisions, actions or losses resulting from its use. The preparation of this document reflects the Company’s perspective at a specific point in time but does not, under any circumstances, imply the assumption of obligations by Vale or its Board members and committee members, whose actions are limited to their statutory duties and applicable law. 2025 Annual Report Overview Our risk management Performance Additional information 115 4.6 Credits Overseen by Executive Vice Presidency for Finance and Investor Relations Executive Vice Presidency for Sustainability ESG consulting, content, editorial design and layout BH Press Comunicação e Sustentabilidade Materiality usina82 Translations Batata Comunicações International editor RSA Strategic Communications Technical consulting Sumaq Limited assurance PwC Photographs Vale’s Image Bank and external archives (credits on photos) Cover First pile of ore extracted from the Serra Sul Complex (S11D) in Canaã dos Carajás, Pará, Brazil, in December 2016. Photo: Luiz Baginski. Our operation in Serra Sul, Pará, celebrates its 10th anniversary in 2026. Over the past decade, the complex has established itself as an example of the mining of the future, setting a benchmark for our sector. Through natural moisture processing technology, we are able to process ore without using water, eliminating the need for tailings dams and enhancing safety for people. Thanks to truckless technology, we have reduced the number of trucks in our mines, resulting in lower air emissions. Within the Carajás Mosaic of Conservation Areas, where the Serra Sul operation is located, Vale supports the Chico Mendes Institute for Biodiversity Conservation (ICMBio) in protecting more than 800,000 hectares of forest, demonstrating that it is possible to balance conservation of the Amazon Rainforest with mining activity. We would like to thank everyone directly or indirectly involved in producing the 2025 Annual Report. Published in April 2026. 2025 Annual Report Overview Our risk management Performance Additional information 116

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 15, 2026		Director of Investor Relations